
psiron
innovation in bioscience


SEC MAIL PROCESSING
SEP 15 2006
WASH, D.C.
209
SECTION

13th September 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.


06016887

Attention: Mr. Elliot Staffin

Re: Psiron Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Psiron Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Psiron Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9889 1800

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme PSIRON

ACN/ARSN 010 657 351

1. Details of substantial holder (1)

Name Australian Technology Innovation Fund Limited (ATIF)

ACN/ARSN (if applicable) 098 694 690

The holder became a substantial holder o 28/08/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ATIF	21,327,521	9.64%	9.64%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
ATIF	DIRECT	ORD 21,327,521

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
atif	ATIF	ATIF	ORD 21,327,521

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
ATIF	28/06//2006	$560,075.70		ORD 3,733,838
ATIF	28/08//2006	$1,884,505.05		ORD 12,563,367

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ATIF	73 Airlie Road Pullenvale 4069 QLD

Signature

print name	Mr Stephen Jones	capacity	Director
sign here	ORIGINAL SIGNED	date	30/08/206

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.


psiron
innovation in bioscience



Date: 30th August 2006

Dear Shareholder

OPERATIONAL UPDATE - REINSTATEMENT

Further to the announcement to the Australian Stock Exchange on the 29th August 2006 the directors are pleased to inform you that your Company's shares will be reinstated on the Australian Stock Exchange on Thursday 31 August 2006 following the successful close of its $6.6m prospectus.

The Company has as its core focus, the development of its Virotherapy technology. The Company has continued to perform strongly in meeting its operational goals in this area.

Set out below is a brief description of this technology and the achievements the Company has made to date in developing this technology as well as an update on the Company's other biotech investments.

VIROTHERAPY

THE TECHOLOGY: CAVATAK™ is the registered trademark of Coxsackievirus A21 (CVA21). It is a human virus that occurs naturally in the community, and was first isolated over 50 years ago. Infection by CVA21 is often symptomless. When it does produce illness it is associated with common cold-like symptoms. In order to infect a cell, CVA21 must first attach to the outside of the cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 interacts with two receptors to infect cells, intercellular adhesion molecule-1 and decay accelerating factor. In general, these receptors occur in far higher numbers on the surface of metastatic (spreading cancer) cells than on normal cells. Once infected, cells die because of the mechanical disruption caused by massive viral replication and the induction of cell 'apoptosis' (programmed cell death).

INTELLECTUAL PROPERTY:

The Company currently has a licence to the Virotherapy technology. All cash milestone payments have been made and the Company has to issue a further 15,500,000 shares to the licensor for the assignment of the technology and to obtain full ownership. It is the Company's intention to move to assignment of the intellectual property in the near future.

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

RESEARCH AND DEVELOPMENT

Since the inception of research by the Company the following has been achieved.

- *In vitro* (test tube cell cultures) testing of the oncolytic capacity of 7 individual strains of human enteroviruses, with the major focus being on Coxsackievirus A21 (CAVATAK™), Coxsackievirus A21-DAF variant and Echovirus type 1.

- *In vivo* (in live mice) oncolytic activity of Coxsackievirus A21 against metastatic melanoma, prostate cancer and breast cancer xenografts in immunodeficient mouse models (See Figures 1 and 2). Note that the reduction in the area of the coloured image represents reduction in tumour size. The first two photographic images display CVA21-mediated reductions in breast cancer tumours and the images on the next page represent CVA21-mediated reductions in melanoma tumours).

- *In vivo* (in live mice) oncolytic activity of Echovirus type 1 against metastatic prostate cancer and ovarian xenografts in immunodeficient mouse models.

Figure 1. Reduction in the tumour volume of human breast cancers grown in mice following intravenous injection (i.v) of CVA21 (CAVATAK™) compared to injection of a saline solution (PBS). Note that the reduction in the area and intensity of the coloured image represents reduction in tumour size.



i.v PBS



i.v CVA21

Figure 2. Reduction in the tumour volume of human melanoma cancers grown in mice following intravenous (i.v) injection of CVA21 (CAVATAK™) compared to injection of a saline solution (PBS). Note that the reduction in the area and intensity of the coloured image represents reduction in tumour size.


i.v PBS
i.v CVA21

Nb. The above photos are illustrative only of activity in a sample portion of in vivo testing in mice. These photos should not be taken to have any correlation to results that may be achieved for human subjects, nor the safety of CAVATAK™. Development of Psiron's products remains subject to extensive clinical trials and regulatory requirements. It is subject to certain risks.

CLINICAL TRIALS

Virus Production: A significant milestone in being able to conduct clinical trials is the ability to produce sufficient quantity of virus to carry out the trials. This has been achieved and sufficient quantities of CVA21 (CAVATAK™) virus have already been produced to carry out the planned trials. In Figure 3, the first photograph illustrates individual CAVATAK™ particles examined by an electron microscope, while the second image displays a vial of CAVATAK™ containing the virus particles.

Figure 3. Electron microscopic examination of purified CAVATAK™ particles and a photograph of a 3ml vial containing frozen CAVATAK™ particles.





CAVATAK™

Virus testing: The initial purified batches of CVA21 were produced in a human melanoma cell line. While this was suitable for proof of concept research it was not suitable for ongoing Phase I/II trials in humans. The Company made the decision that the commercialisation of the virus would be enhanced if the virus was grown in a cell line previously approved by regulatory bodies for viral vaccine manufacture as soon as possible. This process has been successfully undertaken and has been used to produce the virus we have in storage for future clinical trials. This virus is now undergoing rigorous independent adventitious agent testing prior to its use in humans.

Clinical trials: The company announced in June 2006 the formal completion of its "first in man" Phase I trial in Malignant Melanoma. The completion of this first in man study is a significant achievement for Psiron, as many promising human biological therapies fail to make the transition from animal studies into the clinic. Findings from this study included:

- There were no serious or severe adverse events during the study and no adverse events considered to be related to the study medication or causing withdrawal from the study.
- There were no clinically significant haematology, biochemistry or vital sign adverse events and physical examination results were all normal.
- CVA21 injection into one subcutaneous lesion in patients with Stage IV metastatic melanoma appears to be well tolerated.

As set out in the Company's recent prospectus, the company intends to conduct further clinical trials this financial year. These trials, subject to human ethics committee approval will be

- A Phase I trial dose escalation intratumoural melanoma trial to test for the safety and potential efficacy CAVATAK™. An ethics committee application has been made.
- A Phase I/II trial of CAVATAK™ delivered via the intravenous route bearing ICAM-1 and/or DAF expressing solid tumours (i.e. prostate, breast, melanoma, lung, etc).
- A Phase I trial of intraperitoneal delivered Echovirus type 1 to end stage ovarian cancer patients.
- The company is also investigating additional human clinical trials that may commence in the current financial year.

INVESTMENTS

The Company has the following investments.

CBio Limited: over the past few months the Company has made a number of ASX announcements updating the market on developments in CBio. CBio has announced the successful completion of 3 Phase IIa trials in Rheumatoid Arthritis, Multiple Sclerosis and Psoriasis. On 23 August CBio announced the publication of its data in The Lancet. During August CBio also announced that it had placed $2.5m in shares at $6 per share. A takeover of BresaGen Ltd (in which CBio has a 38% stake) was also announced. If successful, this would

result in CBio receiving cash proceeds of $7.7m and a profit of $4.9m. Psiron owns approximately 4.7% of CBio (1,200,000 shares at a cost of $1.00 per share)

InJet Digital Aerosols Limited (IDAL): The Company owns approximately 45% of IDAL. IDAL has a licence agreement with Canon Inc to develop and commercialize its Intellectual Property.

Analytica Limited: The Company owns approximately 28% of this listed Medical devices company which is commercialising a range of Medical devices.

Sorafin: The Company owns intellectual property relating to the potential treatment of Psoriasis. It is actively trying to licence this Intellectual Property.

FINANCE

Following the close of the Company's recent prospectus and after the payment of the final Virotarg milestone of $2m and all costs associated with the prospectus the company will have cash of $4.2m.

OUTLOOK

The next 12 months represent a very exciting time for the Company.

Research and Development: We have focused our ongoing Research and Development plan to support both the Clinical trials that we plan to commence this year as well as extend the range of cancers that can be treated by Virotherapy. We also plan to investigate possible use of combination therapies, that if successful, may increase effectiveness of existing cancer treatments.

We also aim to extend our research and development capability by seeking international collaborations. These collaborations will extend our development capability and decrease time to market.

Clinical Trials: We aim to enter multiple clinical trials in a range of human cancers in the current financial year. The positive results of these trials will ensure your Company remains as a world leader in the rapidly emerging and increasingly recognised field of viral oncotherapy. Positive results from trials will add significant value to the Company's intellectual property.

The information produced by our research and development team and the clinical trials over the next 12 months are designed to provide significant data that will attract collaborations with international pharmaceutical and biotechnology companies

Investments: The Company's aim is to realise its holdings in its investments when they have achieved commercial outcomes in their product developments. It is expected that at least one of our investments will reach this stage in the current financial year.

The directors believe that the company is in a very strong position with respect to funding, R&D and clinical evaluation of the Virotherapy technology, which together provide a substantial basis for appreciation in the value of your company

Bryan Dulhunty
Executive Chairman


ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL PROCESSING
SEP 15 2006
SECTION
209

MARKET RELEASE

29 August 2006

Psiron Ltd

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Psiron Ltd (the "Company") will be lifted at the commencement of trading on Thursday, 31 August 2006, following completion of the Company's capital raising.

Security Code: PSX

Emma Badhni
Adviser, Issuers (Sydney)


psiron
innovation in bioscience


SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
WASH, D.C.
209
SECTION

Date: 29th August 2006

ASX Release: Re instatement of securities on the ASX

The Company is pleased to announce that on the successful closing of its $6.6m prospectus, the ASX has advised that the Company's shares will be reinstated for trading on the Australian Stock exchange at 10am on Thursday 31 August 2006.

I thank shareholders for their support of the Company

Attached is an appendix 3b applying for quotation of the prospectus shortfall shares

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,910,868
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – existing class

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	15 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	26,910,868 shares under the pro rata rights issue.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Despatch to shareholders 28 August 2006.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	221,346,504	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,050,000 1,570,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	26,910,868
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Allotment of 26,910,868 shares on receipt of pro-rata entitlement monies.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
221,346,504	ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original Signed .... Date: 29th August 2006
(Executive Chairman)

Print name: Bryan Dulhunty ....

Attachment A

Unquoted Options

A schedule of all options and their exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	2009	$0.200	200,000
Various employees	2010	$0.200	200,000
			1,570,000
Other Options			
IJong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
Mr Greg Williams	1 Aug 2010	25c, 35c, 45c	450,000
			13,050,000


psiron
innovation in bioscience


SEP 1 5 2006

Date: 23rd August 2006

ASX Release: CBio Limited – Lancet article

Attached is a press release made today by CBio Limited announcing that its clinical trial using CPN10 for the treatment of rheumatoid arthritis has received a peer review in *The Lancet*

The article can be reviewed by accessing the lancet web site on

www.thelancet.com/journals/eop.

For information relating to CBio the CBio web site is www.CBio.com.au

Psiron owns 1.2 million shares in CBio Limited This represents 4.7% of the share capital of the company.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


CBio
limited

BioPharmaceuticals

Disclosure Announcement: 23 AUGUST 2006

Australian discovery provides new hope for arthritis sufferers

Australian researchers believe they have discovered a significant new anti-inflammatory compound which could provide new hope for arthritis sufferers.

By contrast with recently developed arthritis treatments such as the anti-TNFs, chaperonin 10 is a natural protein normally found in the body. It acts to limit overproduction of a broad range of inflammatory proteins, including TNF.

An exploratory study published today in the international medical journal *The Lancet* shows that the compound, known as chaperonin 10, proved in a double blind trial that it was safe and effective in the treatment of rheumatoid arthritis.

The study findings show that clinical improvement was obtained in all patients that completed the trial. A small group of patients in the trial at the highest dose level, experienced up to a 70 percent improvement in symptoms. In fact, clinical remission was achieved in 13% of patients.

The researchers, from a multicentre study group including the University of Queensland, Monash University in Melbourne, and Royal Perth Hospital used a compound developed by Brisbane-based bio-pharmaceutical development company, CBio Ltd, funded in part by the Australian federal government.

CBio Chief Executive, Dr Wolf Hanisch, said chaperonin 10 is a naturally occurring heat-shock protein, and has anti-inflammatory properties related to the inhibition of Toll-like receptor signalling pathways of the innate immune system.

"Administration of chaperonin 10 limits excessive immune activation and slows the pathological processes of autoimmune and chronic inflammatory diseases such as rheumatoid arthritis" Dr Hanisch said.

The study findings published in *The Lancet* were described as 'encouraging in terms of the signs and symptoms of rheumatoid arthritis'. There were no toxicity or drug-related tolerability issues in the patient group and further studies are needed to determine the optimum dose for accelerated improvement of symptoms, the authors said.

The researchers are Dr Steven Hall (Monash); Dr Peter Nash (University of Queensland); Dr Andrew Taylor (Royal Perth Hospital); Dr Daina Vanags, Ms Bronwyn Williams, Dr Barbara Johnson, Ms Julissa Weiss and Dr Dennis Feeney (CBio Ltd).

The study was supported in part by a Pharmaceutical Partnerships Program (P3) grant from the Australian government awarded in 2005.

END

Issued by Health Communications Australia Pty Limited on behalf of CBio Ltd.

Further information:

Dr Wolf Hanisch
CBio Chief Executive
Mobile: 0412 339 460

www.CBio.com.au
www.thelancet.com

Health Communications Australia Pty Limited
Felicity Moffatt +61 418 677 701
Kate McEvoy 61 2 9818 4377

- Chaperonin 10 has the advantage of being able to work in conjunction with established immune modulating medications such as methotrexate and thus provide more options to relieve symptoms


psiron
innovation in bioscience



Date: 14th August 2006

ASX Release: Update on investment in CBio Limited

CBio Limited has today released an update on their corporate activities. A copy of this update follows.

The market update highlights the sale of CBio's investment in BresaGen at a substantial profit and the placing of shares at $6 per share.

Psiron owns 1.2 million shares in CBio Limited (cost price $1.00 per share). This represents 4.7% of the share capital of the company.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


CBio
limited
BioPharmaceuticals

Disclosure Announcement: 14 AUGUST 2006

CBio Limited Investment Update

The directors of CBio Limited are pleased to provide the following investment update on CBio Limited.

Sale of investment in BresaGen Limited (ASX: BGN)

CBio announced to the market on Friday 11 August 2006 that it had sold a 19.95% stake in BresaGen at 14 cents per share (cost price 5 cents per share) raising $4.1m in cash. CBio has also indicated its intention to sell its remaining 17.1 % stake under a takeover offer for BresaGen which was announced last Friday. On completion of this sale a further $3.6m will be raised. Total cash proceeds of $7.7m. The completion of the sale of CBio's entire holding in BresaGen will realise a profit of $4.9m.

Fund raising:

CBio has just raised $2.5m by the placing of shares to sophisticated and professional investors at $6 per share.

Licensing Negotiations:

The directors also wish to advise that licensing discussions are progressing well and directors will update shareholders in detail, when commercially able to do so.

Stephen Jones
Chairman.


psiron
innovation in bioscience


SEC MAIL
PROCESSING
SEP 15 2006
SECTION

Date: 9 August 2006

ASX Release: Clarification of cash flow numbers set out in the June Quarter Appendix 4c

---

Following the lodgment of the Company's June quarter Appendix 4c - Quarterly Cashflow on 31 July it appears that confusion may arise among readers in relation to the composition of amounts shown for staff costs and payments to directors.

Staff costs (item 1.2a) for the quarter are shown as $142,000. Payments to directors and director related entities (item 1.24) are also shown as $142,000. Both of these numbers are correct, however should not be interpreted as being one and the same. The fact that the two figures are identical is purely coincidental. Simply, the composition of each of the numbers is different.

Staff costs are payments to full time or part time individuals who are employees of the company. During the June quarter 2006 the Company made payment to 10 individuals totaling $142,000, including directors fees to 5 directors of $45,000 (it is noted that 2 directors resigned in mid-April 06) ie $97,000 to non-directors.

Payments to directors and director related entities as shown in item 1.24 (also $142,000) include directors fees of $45,000 (as disclosed in staff costs above) plus payments to directors' related entities (which are not defined as staff) which also total $97,000 for various consulting services provided. These services are provided through the business entities related to the Directors and have been determined on arms-length commercial terms.

I would also draw your attention to the prior period cash flow comparison.

Staff costs in the June quarter of $142,000 were $547,000 less than the March quarter staff costs of $689,000. The March quarter staff costs included payments to staff on resignation of $356,000 and payments to directors of $69,000.

Payments to directors and director related entities in the June quarter of $142,00 were $318,000 less then the March quarter reported costs of $460,000. The March quarter reported number included one months salary paid to the former CEO and executive director as well as payments to her on resignation of $232,000.

The Company announced on the 9th June that the reduction in staff and administration changes will save the company approximately $1m annually while maintaining strong operational growth.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


psiron
innovation in bioscience
SEP 1 5 2006

Date: 31 July 2006

ASX Release: 30 June 2006 Quarterly Cash Report and Reinstatement to the official list update.

The June quarter 2006 quarterly cash report – Appendix 4c is attached

It shows cash on hand of $3,357,000 and confirmation of a reduction in operational cash outflows as indicated in our announcement of 9th June 2006.

The company has made a final cash milestone payment of $2m in July to Virotarg Pty Ltd and as indicated in our announcement of 30 June 2006, the Company intends to issue the remaining milestone shares to acquire the Virotherapy technology.

As detailed in the Company's May Prospectus, a priority for the Directors is the reinstatement of the Company to the official list of the ASX. The Directors have applied to the ASX for this reinstatement.

It is expected that the Company will be reinstated to the official list of the ASX as soon as the prospectus shortfall shares are allotted.

As set out in the prospectus timetable, the Directors have until 16 August 2006 to allot the shortfall shares of approximately $4m. If the full amount of shortfall shares are not allotted, the underwriter, Novus Capital Limited (formally Axis Financial Group (Australia) Limited), subject to the terms of the underwriting agreement, are required to take up any remaining shortfall shares. The Company must allot those shares to the underwriter no later than 28 August 2006.

I once again thank shareholders for their continued support of the Company.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Psiron Limited

ABN

12 010 657 351

Quarter ended ("current quarter")

30 June 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(142)	(1,509)
		(b) advertising and marketing	-	-
		(c) research and development	(488)	(2,253)
		(d) leased assets	-	-
		(e) other working capital	(461)	(1,604)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		17	43
1.5	Interest and other costs of finance paid		(1)	(1)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		**(1,075)**	**(5,324)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,075)**	**(5,324)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	(5)
	(c) intellectual property	-	-
	(d) physical non-current assets	-	(76)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e)other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material) rental security deposit	-	16
	Net investing cash flows	-	(65)
1.14	**Total operating and investing cash flows**	**(1,075)**	**(5,389)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	4,155	6,957
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	250	550
1.18	Repayment of borrowings	(15)	(15)
1.19	Dividends paid	-	-
1.20	Other (cost of fund raising)	(114)	(154)
	Net financing cash flows	4,276	7,338
	Net increase (decrease) in cash held	**3,201**	**1,949**
1.21	Cash at beginning of quarter/year to date	156	1,408
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**3,357**	**3,357**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	142
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.20 This amount includes costs relating to fund raising activities.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	3,357	156
4.2	Deposits at call		
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	3,357	156

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed..Date: 31 July 2006.
(Director)

Print name: Bryan Dulhunty..

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PSIRON LTD
ABN	12 010 657 351

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Bryan Dulhunty
Date of last notice	12 August 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect		
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Take up of pro-rate rigths issue by DFCT super fund, an entity associated with Mr Bryan Dulhunty		
Date of change	26 June 2006		
No. of securities held prior to change		Ord shares	Options
	Direct	-	-
	Indirect	500,000	1,000,000
Class	Ordinary shares		
Number acquired	125,000 ordinary shares		
Number disposed	-		
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18,750		
No. of securities held after change		Ord shares	Options
	Direct	-	-
	Indirect	625,000	1,000,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Take up of entitlement under pro-rata rights issue

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A


psiron
innovation in bioscience



Date: 30 June 2006

ASX Release: Prospectus Update and the Meeting of a Major Virotarg Licence Milestone

---

The Company is pleased to announce that during the week it has issued a total of 17,158,298 shares ($2,573,745) under its prospectus issued on 30 May 2006.

These shares have been issued to existing shareholders.

As set out in the prospectus the Company will now place shortfall shares at the discretion of directors until 16 August 2006 at which time the underwriter will take up any shortfall that is still remaining. Strong interest has been shown in the shortfall shares.

The Company is also pleased to announce that a significant milestone, the production of sufficient virus for Phase 1 human trials as set out under the ViroTarg Development and Licence Agreement, has been achieved. This triggers a $2 million payment and the issue of 1,000,000 shares to Virotarg.

All that remains for the Company to acquire the Virotherpy technology is to issue the balance of 15.5 million shares required under the licence agreement.

It is the intention of the Company to issue these shares and acquire the technology as soon as it is permitted under the Corporations Act and ASX listing rules.

We thank shareholders for their continued strong support of the company in this rights issue.

An appendix 3b follows.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,158,298
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – existing class

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	15 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	17,158,298 shares under the pro rate rights issue. 1,000,000 shares for payment of meeting a Virotarg licence payment.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Despatch to shareholders 30 June 2006.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	194,435,636	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,050,000 1,570,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	18,158,298
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Allotment of 17,158,298 shares on receipt of pro-rate entitlement monies. Allotment of 1,000,000 shares on meeting of Virotarg Licence Milestone

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	194,435,636	ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original Signed .... Date: 30th June 2006
(Executive Chairman)

Print name: Bryan Dulhunty ....

Attachment A

Unquoted Options

A schedule of all options and their exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	2009	$0.200	200,000
Various employees	2010	$0.200	200,000
			1,570,000
Other Options			
IJong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
Mr Greg Williams	1 Aug 2010	25c, 35c, 45c	450,000
			13,050,000


psiron
innovation in bioscience


SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
WASH, D.C. 209 SECTION

Date: 22 June 2006

ASX Release: Presentation at International Conference on Melanoma

---

Psiron is pleased to advise that the company's Phase I clinical trial "Intratumoural administration of Coxsackievirus A21 for the control of malignant melanoma" was presented at The 6th International Conference on the Adjuvant Therapy of Malignant Melanoma, Stockholm, 15-17th June.

The principal investigator, Professor Peter Hersey and associate investigator, Professor Darren Shafren discussed data from the clinical trial. Further details are set out in the attached poster that was displayed at the Conference.

The study was undertaken in three patients at the Mater Hospital, Newcastle, Australia and found that there were no serious or severe adverse events during the study and no adverse events considered to be related to the study medication or causing withdrawal from the study. There were no clinically significant haematology, biochemistry or vital signs results, and physical examination results were all normal.

This study extends our understanding of the safety profile of CAVATAK which was well tolerated in patients with Stage IV melanoma and sets a firm foundation for our future clinical development programme.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Phase I evaluation of intratumoural administration of CAVATAK™ in Stage IV melanoma patients

Darren Shafren[1,4], Susanne Johansson[2], Richard Barry[1,2] and Peter Hersey[3]

Picornaviral Research Unit [1], The School of Biomedical Sciences, The University of Newcastle, Newcastle, NSW, Australia;
TUNRA [2], Industry Development Centre, University Drive, Callaghan, Newcastle, NSW, Australia;
Immunology and Oncology Unit [3], Mater Hospital, Newcastle, NSW Australia;
Psiron Ltd [4], North Ryde, NSW, Australia.

Introduction

The incidence of malignant melanoma continues to increase world-wide, however, treatment of metastatic melanoma remains unsatisfactory and there is an urgent need for development of effective targeted therapeutics. A relatively new approach known as Virotherapy, whereby replicating viruses are used to destroy different types of cancer cells is producing some exciting findings. Coxsackievirus A21 (CAVATAK™) (Figure 1), a common cold virus, targets and destroys susceptible cells via specific capsid interactions with surface expressed virus receptors, comprising intercellular adhesion molecule-1 (ICAM-1) and decay-accelerating factor. The expression of these biological targets is up-regulated relative to surrounding benign tissue on the surface of malignant melanoma cells (Figure 2). In this environment Coxsackievirus A21 (CVA21) exhibits a high oncolytic capacity against *in vitro* cultures and in vivo xenografts of malignant human melanoma cells (Figure 3). These findings demonstrate an important proof of principle employing administration of replication competent CVA21 as a potential biological oncolytic agent in the control of human metastatic melanoma. Against this background we performed a pilot Phase I clinical trial to determine the safety and tolerability of a single intratumoural injection of CAVATAK™ in three late stage malignant melanoma patients.

Trial Design

Objectives:
The primary objective of this study was to evaluate the safety of an intratumoural injection of wild-type CVA21, in terms of both the physiological well-being of subjects and of possible virus-associated adverse pathology

Methodology:
Phase I, single centre, open-label study to assess the efficacy and safety of a single dose of intratumoural CVA21 in patients with stage IV melanoma.

Diagnosis and main criteria for inclusion:
Patients with stage IV metastatic melanoma with a minimum of two subcutaneous metastases, aged at least 19 years who had failed or refused standard chemotherapy

Test product, dose and mode of administration:
Six hundred micro-litres of CVA21 (2.0×10^7 $TCID_{50}$) wild-type Kuy Kendall strain CVA21 (CAVATAK™) was administered into one subcutaneous metastatic nodule measuring 1 – 3 cm in diameter on one occasion for each three patients.

Duration of treatment:
Following a single intratumoural injection of CVA21, patients were followed for 28 days post treatment.

Results and Conclusions

- **There were no serious or severe adverse events during the study and no adverse events considered to be related to the study medication or causing withdrawal from the study.**

- **There were no clinically significant haematology, biochemistry or vital signs results, and physical examination results were all normal.**

- **All patients developed protective levels of specific serum anti-CVA21 antibody at 7-14 days post-injection** (Figure 4).

- **CVA21 injection into one subcutaneous lesion in patients with Stage IV metastatic melanoma, appears to be well tolerated.**



Figure 1. Electron microscopic visualisation of purified Coxsackievirus A21 (CAVATAK™). The diameter of the CVA21 particles is approximately 20-25nm.



Figure 2. A representative immuno-histochemical staining for cell surface ICAM-1 in a paraffin embedded formalin fixed section of human malignant melanoma. The brown staining pattern represents the localisation of surface ICAM-1.


i.v PBS


i.v CVA21

Figure 3. Reduction of the luciferase expressing melanoma (MV-1) xenografts in SCID mice by a single intravenous (i.v) injection of CVA21 (CAVATAK™). Control mice were administered a single injection of phosphate buffered saline (PBS). Deposits of luciferase expressing melanoma cells were detected by an IVIS 100 Bio-luminescence Imager (Xenogen,C.A, USA)


Serum Antibody Titres
Days Post Treatment
Patient 1
Patient 2
Patient 3

Figure 4. Levels of serum anti-CVA21 specific neutralising antibodies. The positive/negative cut-off level for protective levels of anti-CVA21 antibodies is suggested to lie between an antibody titre of 1:4 and 1:16

Trial Sponsors
Psiron Ltd,
Level 1,
82 Waterloo Rd, North Ryde
NSW 2113,
AUSTRALIA
www.psiron.com

Disclosures
Darren Shafren, Susanne Johansson and Richard Barry are Psiron shareholders


psiron
innovation in bioscience


The UNIVERSITY of NEWCASTLE
AUSTRALIA


psiron
innovation in bioscience


SEC MAIL PROCESSING
SEP 15 2006
SECTION

Date: 22 June 2006

ASX Release: Update on investment in CBio Limited - Phase 2a trial in Psoriasis

---

CBio Limited has formally announced the completion of its Phase 2a trial in Psoriasis in 24 patients. The CBio Limited public announcement is attached.

CBio has now concluded studies in Phase 2 clinical trials in Rheumatoid Arthritis, Multiple Sclerosis and Psoriasis.

Psiron owns 1.2 million shares in CBio Limited, 5% of the share capital of the company.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


CBio
limited

Biopharmaceuticals

Contact:

85 Brandl Street
Brisbane Technology Park
Eight Mile Plains
Qld 4113 Australia

PO Box 8104
Sunnybank Plaza
Sunnybank
Qld 4109 Australia

Ph: 61 7 3841 4844
Fax: 61 7 3841 8189

www.cbio.com.au

ABN: 76 094 730 417
ACN: 094 730 417

Completion of Phase 2a clinical trial in Plaque Psoriasis

Release dated 21 June 2006

CBio has formally completed the first Phase 2a trial in Plaque Psoriasis in 24 patients.

The study was to assess efficacy and safety of Cpn10 when administered as twice weekly intravenous injections over 12 weeks in patients with moderate to severe psoriasis. The results in this exploratory study met set objectives. These results along with the results from the recently completed Rheumatoid Arthritis and Multiple Sclerosis studies confirm the high potential of CBio's product XToll™ (Chaperonin 10) in treating autoimmune and chronic inflammatory diseases.

XToll™ has been shown to work by a mode of action different to existing anti-TNF therapies and with a good safety profile.

The clinical trial was carried out in Melbourne (Dr Christopher McCormack, Cabrini Hospital).

CBio continues to progress the further commercial development of XToll™.

For further information please contact:

Dr Dennis Feeney
Chief Scientific Officer
Ph. 07 38414844
Fax 07 38418189
Mobile 0412617311

Dr Wolf Hanisch
Chief Executive Officer
Ph. 07 38414844
Fax 07 38418189
Mobile 0412339460


psiron
innovation in bioscience


SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
WASH, D.C. 209 SECTION

Date: 22 June 2006

ASX Release: Update on investment in CBio Limited - Phase 2a trial in Multiple Sclerosis

---

CBio Limited has formally announced the completion of its Phase 2a trial in Multiple Sclerosis in 50 patients. The CBio Limited public announcement is attached.

CBio has now concluded studies in Phase 2 clinical trials in Rheumatoid Arthritis, Multiple Sclerosis and Psoriasis.

Psiron owns 1.2 million shares in CBio Limited, 5% of the share capital of the company.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


CBio
limited

Biopharmaceuticals

Completion of Phase 2a clinical trial in Multiple Sclerosis

Release dated 21 June 2006

CBio has formally completed the first Phase 2a trial in Multiple Sclerosis in 50 patients.

The study was to assess safety, tolerability and pharmacodynamics of Cpn10 administered as multiple intravenous injections. The results in this exploratory study met set objectives. These results along with the results from the recently completed Rheumatoid Arthritis and Plaque Psoriasis studies confirm the high potential of CBio's product XToll™ (Chaperonin 10) in treating autoimmune and chronic inflammatory diseases.

XToll™ has been shown to work by a mode of action different to existing anti-TNF therapies and with a good safety profile.

The clinical trial was carried out in Adelaide (Dr Christopher Kneebone, Department of Neurology, Royal Adelaide Hospital) and the Gold Coast (Dr Simon Broadley, Associate Professor in Neurology, Griffith University).

CBio continues to progress the further commercial development of XToll™.

For further information please contact:

Dr Dennis Feeney
Chief Scientific Officer
Ph. 07 38414844
Fax 07 38418189
Mobile 0412617311

Dr Wolf Hanisch
Chief Executive Officer
Ph. 07 38414844
Fax 07 38418189
Mobile 0412339460

Contact:

85 Brandl Street
Brisbane Technology Park
Eight Mile Plains
Qld 4113 Australia

PO Box 8104
Sunnybank Plaza
Sunnybank
Qld 4109 Australia

Ph: 61 7 3841 4844
Fax: 61 7 3841 8189

www.cbio.com.au

ABN: 76 094 730 417
ACN: 094 730 417


psiron
innovation in bioscience



19 June 2006

Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Re: Change of Share Register Address Notification

Please be advised that effective start of business Monday, 19 June 2006, the Brisbane street address and facsimile number of our share registrar – Link Market Services Limited (Link) – are changing as follows:

To	**Level 12** **300 Queen Street** **BRISBANE QLD 4000** **Facsimile: (07) 3228 4999**
From	Level 22 300 Queen Street BRISBANE QLD 4000 Facsimile: (07) 3228 4999

The associated postal address, investor telephone numbers, as well as Internet details remain unchanged.

Lodgement of documentation by member organisations, securityholders, and other interested parties must be made at the new address from Monday, 19 June 2006.

Should you have any questions regarding the change of details, please direct them to Diane Patruno, Communications Manager at Link on 02 8280 7965.

Yours faithfully

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


psiron
innovation in bioscience


SEC MAIL
PROCESSING
SEP 15 2006
SECTION

9 June 2006

LETTER TO SHAREHOLDERS – GENERAL UPDATE

As you will be aware the Company's shares were suspended from quotation on ASX on 10 April 2006 at the request of the Company, pending release of an announcement regarding the Company's long term funding.

In the eight weeks since this announcement the Company successfully raised capital of $2.1 million via a private placement at $0.15 per share and has prepared and lodged with ASIC an UNDERWRITTEN prospectus to raise a further $6.6m. This prospectus was released to the market on 30 May 2006 and is being mailed to shareholders today.

Psiron intends to apply for requotation of the Company's shares upon completion of this Offer.

Your company is a leader among companies working in the field of viral oncotherapy as evidenced by the Company's announcement to the market on 5 June 2006 that it had completed its first in man Phase 1 trial of CAVATAK™ in malignant melanoma. We attach a copy of the press release for your information.

The company's aim is to expand our human trials into further melanoma and prostate trials and potentially ovarian cancer in the next 12 months.

The Board is focused on utilising shareholders funds for the development of the company's intellectual property portfolio and minimising its overheads. The changes made to staffing and administration of the company in the past 6 months have reduced its administration cost on a per annum basis by approximately $1m. The cash saved will be spent on clinical trials which will enhance the prospects of successful commercialisation and value of the Company.

The Company also would like to draw you attention to its investment in CBio Limited of which it has a 5% stake. CBio has recently made significant announcements of its Phase IIa trials on Rheumatoid Arthritis and is expected to shortly conclude its Multiple Sclerosis and Psoriasis Phase IIa trials. There is the potential for the CBio investment to increase in value in the coming financial year.

Yours faithfully

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


psiron
innovation in bioscience



Date: 5th June 2006

ASX Release: Completion of Phase I clinical trial of CAVATAK™ in Malignant Melanoma

---

Psiron (ASX:PSX) is pleased to announce the formal completion of its "first in man" Phase I trial in Malignant Melanoma.

The results in this exploratory safety study met all of its expectations.

This Phase I trial was designed to study the safety and tolerability of a single intratumoral injection of CAVATAK™ in three end-stage malignant melanoma patients. The clinical trial was carried out in Newcastle (Professor Peter Hersey, Mater Hospital) in three patients with advanced stage malignant melanoma. The clinical trial report is currently being finalised.

The completion of this first in man study is a significant achievement for Psiron, as many promising human biological therapies fail to make the transition from animal studies into the clinic. We are confident that the data from this initial trial will accelerate Psiron's progress into more detailed clinical evaluation of its lead product, CAVATAK™ against a number of cancer types. Psiron is progressing further clinical development of CAVATAK™.

CAVATAK™ is the trademarked name of Coxsackievirus A21 (CVA21). It is a human virus that occurs naturally in the community, and was first isolated over 50 years ago. Infection by CVA21 is often symptomless. When it does produce illness it is associated with a common cold-like illness. In order to infect a cell, CVA21 must first attach to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 and decay accelerating factor. In general, these receptors occur in far higher numbers in metastatic melanoma cells than in normal cells. Once infected, melanoma cells die because of the mechanical disruption caused by massive viral replication and because the infiltration of the virus triggers 'apoptosis' (programmed cell death).

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


psiron
innovation in bioscience



31 May 2006

Dear Security Holder

NON RENOUNCEABLE RIGHTS ISSUE

On 30 May 2006 Psiron Ltd ("the Company") lodged a Prospectus with ASIC and the ASX, seeking to raise approximately $6.6m via a non-renounceable rights issue ("Issue") of approximately 44,069,335 New Shares at a price of $0.15 each on the basis of one New Share for every four ordinary Shares held.

The funds raised under the Issue will be applied towards

- the remaining cash component required to secure an exclusive licence and right to assign under the Virotarg Licence;
- continued research and development of Psiron's suite of potential anti-cancer treatments, including:
- successful manufacture of adequate amounts of CAVATAK™ (Coxsackievirus A21) virus suitable for use in clinical trials;
- extend human Phase I trials in malignant melanoma subject to human ethics committee approval;
- proof of concept Phase I clinical studies in prostate cancer subject to human ethics committee approval;
- optimisation of the growth and purification of Echovirus type 1 with a view to initiating proof of concept Phase I clinical studies in ovarian cancer subject to human ethics committee approval;
- repayment of a loan to ATIF, significantly reducing the Company's current liabilities;
- general and administrative expenses, including those for ongoing discussions with potential collaborative partners for research, development and commercialisation into one or more treatment indications;
- the costs of the Offer.

The timetable for the Issue is as follows

Lodgement of Prospectus with ASIC and the ASX	30 May 2006
Notice to Shareholders	31 May 2006
Shares trade "Ex" the entitlements issue on the ASX	1 June 2006
Record Date to identify Eligible Shareholders and to determine Entitlements to options under the Prospectus	7 June 2006
Despatch of Prospectus and Entitlement and Acceptance Form ("Opening Date")	9 June 2006
Closing Date	23 June 2006
Despatch Date of Allotment Confirmation Advices	30 June 2006

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

The Record Date for determining eligibility to participate in the Issue is 7 June 2006.

It is anticipated that a Prospectus offering New Shares for subscription will be mailed to Eligible Shareholders on 9 June 2006. Your Entitlement will be shown on the personalised Entitlement and Acceptance Form which will accompany the Prospectus when it is mailed to you. There is also provision to take up more than your Entitlement.

The Company reserves the right, as set out in the prospectus, to allot and issue any shortfall at the discretion of the Directors.

The Prospectus may be viewed on the Company's website at www.psiron.com, alternatively, on the Australian Stock Exchange's website at www.asx.com.au.

Before making a decision whether to take up any of these rights to New Shares, please read the Prospectus carefully when you receive it. The offer closes at 5pm on 23 June 2006.

If you have any questions regarding your rights, or the mailing of the Prospectus and the accompanying Entitlement and Acceptance Form, please contact either the Company's share registry, Link Market Services Limited (Tel: 02 8280 7454), or Mr Bryan Dulhunty on 02 9889 1200

Yours faithfully

Bryan Dulhunty
Executive Chairman

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	44,069,335
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – existing class

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	15 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pro rata rights issue to fund a $2m licence payment and to provide working capital as detailed in the prospectus.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2006 for entitlement shares and 28 August for shortfall shares

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
220,346,673	Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,050,000	Unlisted Options
1,570,000	Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-Renounceable
13	Ratio in which the +securities will be offered	1 for 4
14	+Class of +securities to which the offer relates	Ordinary
15	+Record date to determine entitlements	7 June 2006
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	n/a
17	Policy for deciding entitlements in relation to fractions	Round up to nearest fraction
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	All countries except Australia and New Zealand
19	Closing date for receipt of acceptances or renunciations	23 June 2006
20	Names of any underwriters	AXIS Financial Group (Australia) Limited ABN 32 006 711 995
21	Amount of any underwriting fee or commission	$330,000
22	Names of any brokers to the issue	n/a
23	Fee or commission payable to the broker to the issue	n/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	n/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	No
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	9 June 2006

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a
28	Date rights trading will begin (if applicable)	n/a
29	Date rights trading will end (if applicable)	n/a
30	How do +security holders sell their entitlements *in full* through a broker?	n/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	n/a
33	+Despatch date	30 June for entitlement shares 28 August for short fall shares

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	44,069,335
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Allotment of shares on receipt of placement monies

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	220,346,673	ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original Signed .... Date: 30th May 2006
(Executive Chairman)

Print name: Bryan Dulhunty ....

Attachment A

Unquoted Options

A schedule of all options and their exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	2009	$0.200	200,000
Various employees	2010	$0.200	200,000
			1,570,000
Other Options			
IJong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
Mr Greg Williams	1 Aug 2010	25c, 35c, 45c	450,000
			13,050,000


SEC MAIL
RECEIVED
PROCESSING
SEP 15 2006
WASH., D.C.
209
SECTION

PROSPECTUS

PSIRON LTD

ABN 12 010 657 351

Non-Renounceable Rights Issue

A non-renounceable rights issue of New Shares
on the basis of 1 New Share for every 4 Shares held,
at an issue price of $0.15 per New Share issued

Financial Adviser & Underwriter
AXIS Financial Group (Australia) Limited ABN 32 006 711 995
AFS Licence No. 238168

The Offer closes at 5.00 pm on 23 June 2006

Important Information

This document is important and requires your immediate attention.
If after reading this Prospectus you have any questions about the
New Shares or Shortfall New Shares being offered pursuant to this Prospectus
or any other matter, then you should consult your professional adviser.

An investment in the New Shares or Shortfall New Shares offered by this Prospectus should be considered speculative.

CHAIRMAN'S LETTER

30 May 2006

Dear Shareholder

Your Board is pleased to invite you to subscribe for New Shares in Psiron via a non-renounceable rights issue. Psiron intends to raise up to approximately $6.6 million (before costs of the Offer) through the issue of approximately 44 million New Shares.

The proceeds of the Offer will be used primarily to fund:

- the remaining cash component required to secure an exclusive licence and right to assign under the Virotarg Licence;
- continued research and development of Psiron's suite of potential anti-cancer treatments, including:
  - successful manufacture of adequate amounts of CAVATAK™ (Coxsackievirus A21) virus suitable for use in clinical trials;
  - extend human Phase I trials in malignant melanoma subject to human ethics committee approval;
  - proof of concept Phase I clinical studies in prostate cancer subject to human ethics committee approval;
  - optimisation of the growth and purification of Echovirus type 1 with a view to initiating proof of concept Phase I clinical studies in ovarian cancer subject to human ethics committee approval;
- repayment of a loan to ATIF significantly reducing the Company's current liabilities;
- general and administrative expenses, including those for ongoing discussions with potential collaborative partners for research, development and commercialisation into one or more treatment indications;
- the costs of the Offer.

Based upon research and trials undertaken to date, the Board members each hold a strong belief in the efficacy of the Virotarg technology. The Board is focussed upon the key objective of securing this technology through the final payment under the Virotarg licence and believe this will potentially provide a strong platform for securing collaborative partners for research, development and commercialisation.

The Company's shares were suspended from quotation on ASX on 10 April 2006 at the request of the Company, pending release of an announcement regarding the Company's long term funding. Subsequently the Company successfully raised additional capital of $2.1 million via a private placement at $0.15 per Share. Psiron intends to apply for requotation of the Company's shares upon completion of this Offer.

Your Board is confident in the future of Psiron and each Director intends to take up their rights in full.

The Directors reserve the right to apply to acquire additional New Shares.

We commend the Offer for your consideration.

Yours sincerely

Mr Bryan Dulhunty
Executive Chairman

CONTENTS

IMPORTANT INFORMATION

Important Notice

Investment in the New Shares that are offered under this Prospectus should be considered speculative. Applicants should read this Prospectus in its entirety before deciding to apply for the New Shares or Shortfall New Shares. If, after reading this Prospectus, you have any questions as to how to deal with this Prospectus, you should contact your stockbroker, solicitor, accountant or professional adviser.

Important Information

This Prospectus is dated 30 May 2006 and was lodged with ASIC on that date with the consent of all the Directors. The Company will apply to the ASX within seven days after the date of the Prospectus for official quotation by ASX of the New Shares. No New Shares will be allotted or issued on the basis of this Prospectus after the expiry date of this Prospectus, being 13 months after the date of this Prospectus.

Neither ASIC, ASX nor their officers take any responsibility for the contents of this Prospectus. This Prospectus has been lodged in Australia and no action has been taken by the Company to lodge this Prospectus in any jurisdiction outside of Australia. The Personalised Entitlement Application Form and Shortfall Application Form accompanying this Prospectus are important. Please refer to the instructions in section 2.8 of this Prospectus regarding the acceptance of your entitlement. Applications may only be submitted on a valid Personalised Entitlement Application Form (or Shortfall Application form as the case may be) that is only available with this Prospectus. This Prospectus is not to be distributed in, and no offer of New Shares is to be made in countries other than Australia and New Zealand. Applicants resident outside Australia and New Zealand should consult their professional adviser as to whether any consents are required or whether any formalities need to be observed in the jurisdiction of their residence to enable them to accept their entitlement pursuant to the Offer.

This Prospectus does not constitute an offer in any place where, or to any person to whom, it would not be lawful to make an offer. The distribution of this Prospectus in jurisdictions outside the Commonwealth of Australia may be restricted by law, and Shareholders in those jurisdictions should seek advice on and observe all applicable restrictions. Any failure to comply with applicable restrictions may constitute a violation of applicable securities laws.

This document is important and should be read in its entirety before deciding to participate in the Offer. This Offer does not take into account your investment objectives, financial or taxation situation or particular needs. Before making any investment in the Company, you should consider whether such an investment is appropriate to your particular needs, objectives and financial circumstances and you should consult your stockbroker, solicitor, accountant or other professional adviser without delay. By returning an Entitlement and Application Form and/or Shortfall Application Form, you acknowledge that you have received and read this Prospectus and you have acted in accordance with the terms of the Offer detailed in this Prospectus.

The Corporations Act 2001 (Cth) prohibits Psiron from processing Application Forms in the 7 day period after the date of lodgement of this Prospectus with ASIC. This period may be extended by ASIC by up to a further 7 days. This period is an exposure period to enable the Prospectus to be examined by market participants prior to the raising of funds. Application Forms received during the exposure period will not be processed until after the expiry of that period. No preference will be conferred on Application Forms received during the exposure period.

All references to currency are to Australian dollars and all references to time are to AEST, unless otherwise indicated. Capitalised terms in this Prospectus are defined in the Glossary.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Mr Bryan Dulhunty (Executive Chairman)
Dr Dennis Feeney (Non-Executive Director)
Associate Professor Darren Shafren (Non-Executive Director)

COMPANY SECRETARY

Mr Bryan Dulhunty

REGISTERED OFFICE

Psiron Ltd
Level 1, 82 Waterloo Road
North Ryde NSW 2113
AUSTRALIA

Tel: +61 2 9889 1200
Fax: +61 2 9889 1288
Email: investorrelation@psiron.com
Website: www.psiron.com

SHARE REGISTRY

Link Market Services Limited
Level 22, 300 Queen Street
Brisbane QLD 4000
AUSTRALIA

Tel: +61 7 3228 4000
Fax: +61 7 3221 3149

FINANCIAL ADVISER & UNDERWRITER

Axis Financial Group (Australia) Limited
Level 24, Royal Exchange Building
56 Pitt Street
Sydney NSW 2000
AUSTRALIA

Tel: +61 2 9375 0100
Fax: +61 2 9247 4844

LAWYERS

McCullough Robertson Lawyers
Level 11 Central Plaza Two
66 Eagle Street
Brisbane QLD 4000
AUSTRALIA

Tel: +61 7 3233 8888
Fax: +61 7 3229 9949

AUDITORS

Bentleys MRI, Chartered Accountants
Level 26, AMP Place
10 Eagle Street
Brisbane QLD 4000
AUSTRALIA

Tel: +61 7 3222 9777
Fax: +61 7 3221 9250

1. SUMMARY OF THE OFFER

Summary of Key Investment Features

New Share Issue Price	$0.15 per New Share
Qualifying Shareholder Entitlement	1 New Share for every 4 Shares held
Number of New Shares to be issued under the Offer (if no eligible Options exercised)	Up to 44,069,335
Amount to be raised from the issue of New Shares under the Offer (if no eligible Options exercised)	Up to $6,610,400
Number of New Shares to be issued under the Offer (if all eligible Options are exercised)	Up to 47,724,335
Amount to be raised from the issue of New Shares under the Offer (if all eligible Options are exercised)	Up to $7,158,650

Summary of Key Dates – New Shares

Date of Prospectus	30 May 2006
Record Date to determine entitlement to New Shares	5:00 pm 7 June 2006
Prospectus despatched to shareholders and Entitlement Offer Opens	9 June 2006
Closing Date and time for receipt of Personalised Entitlement Application Form under the Entitlement Offer and payment in full for New Shares	5:00 pm on 23 June 2006
Admission to quotation of New Shares	26 June 2006
Despatch date for New Shares	30 June 2006
Shortfall Offer Opening Date	1 July 2006
Shortfall Offer Closing Date	5:00 pm on 16 August 2006
Despatch date for Shortfall Shares	23 August 2006
Admission to quotation of Shortfall Shares	No later than 30 August 2006

These dates are subject to change and are indicative only. Psiron reserves the right to amend this indicative timetable. In particular, Psiron reserves the right, subject to the Corporations Act 2001 (Cth) and the ASX Listing Rules to extend the Closing Date of the Entitlement Offer or to withdraw the Offer without prior notice.

Applications for New Shares under the Offer can only be made by completing the Personalised Entitlement Application Form in full, in accordance with the instructions on it and sending it to Link Market Services. A Personalised Entitlement Application Form accompanies this Prospectus for use by Shareholders who are entitled to participate in the Offer.

The Entitlement Offer is scheduled to close at 5:00 pm on 23 June 2006. Personalised Entitlement Application Forms must be received by that time by Link Market Services, together with a cheque or bank draft in Australian currency drawn on an Australian branch of a financial institution for the amount of the application.

Shortfall New Shares may be applied for before the Shortfall Offer Closing Date.

2. DETAILS OF THE OFFER

2.1 Introduction

This Prospectus contains an Entitlement Offer for an underwritten non-renounceable *pro rata* rights issue to holders of Shares in the Company who are resident in Australia and New Zealand to take up New Shares in the Company at a subscription price of $0.15 per New Share, payable in full upon application.

Shareholders can apply for 1 New Share for every 4 Shares held as at the Record Date (being 5.00pm on 7 June 2006). Existing Option holders are not eligible to participate in this Offer unless they have exercised their Options on or before the Record Date.

Any New Shares which are not applied for by Shareholders by the Closing Date, will become Shortfall New Shares. In accordance with ASX Listing Rule 7.2 Exception 3 (but subject to section 723 of the Corporations Act)_the Directors reserve the right to issue the Shortfall New Shares under the Shortfall Offer at their discretion within 3 months of the Closing Date at a price of $0.15 per Shortfall New Share, as set out in section 2.13.

The Company is seeking to raise up to approximately $6.6 million through the issue of New Shares under this Offer.

The proceeds of the Offer will be used primarily to fund:

- the remaining cash component required to secure an exclusive licence and right to assign under the Virotarg Licence;
- continued research and development of Psiron's suite of potential anti-cancer treatments, including:
  - successful manufacture of adequate amounts of CAVATAK™ (Coxsackievirus A21) virus suitable for use in clinical trials;
  - extend human Phase I trials in malignant melanoma subject to human ethics committee approval;
  - proof of concept Phase I clinical studies in prostate cancer subject to human ethics committee approval;
  - optimisation of the growth and purification of Echovirus type 1 with a view to initiating proof of concept Phase I clinical studies in ovarian cancer subject to human ethics committee approval;
- repayment of a loan to ATIF, significantly reducing the Company's current liabilities;
- general and administrative expenses, including those for ongoing discussions with potential collaborative partners for research, development and commercialisation into one or more treatment indications;
- the costs of the Offer.

Further details are contained in sections 3 and 4.

If you are a Shareholder, this document is important and requires your immediate attention. It should be read in its entirety. Please read carefully the instructions on the accompanying Personalised Entitlement Application Form regarding the acceptance of your entitlement. If you are in any doubt as to the course of action you should take, you should consult your stockbroker, solicitor, accountant or other professional adviser immediately.

Shareholders can also apply for additional New Shares over and above their pro rata entitlement.

2.2 Maximum Number of New Shares

The Company currently has 176,277,338 fully paid ordinary shares on issue. The Company is offering for subscription, under a non-renounceable *pro rata* rights issue, New Shares in the Company on the basis of 1 New Share for every 4 Shares held with fractional entitlements rounded up to the nearest whole New Share. The subscription price for each New Share is $0.15.

There are currently 14,620,000 Options on issue. Each Option entitles the holder, upon payment of the applicable exercise price, to subscribe for one Share. All of these Options are eligible for exercise, at prices ranging from 12 cents to 43.5 cents each, on or before the Record Date of this Prospectus. The number of New Shares issued may therefore increase if some or all of these Options are exercised prior to the Record Date. If all the Options are exercised, the number of Shares on issue prior to the New Shares being issued would increase by 14,620,000 and the Company will receive $3,098,990 in cash payment, being the aggregate exercise price for the Options. Should the Options be exercised and the relevant pro-rata rights entitlements be fully subscribed, this will result in the issue of an additional 3,655,000 New Shares at $0.15, raising an additional $548,250 under the Rights Issue.

2.3 Timetable for the Issue

Date of Prospectus	30 May 2006
Record Date to determine entitlement to New Shares	5:00 pm on 7 June 2006
Prospectus despatched to shareholders and Entitlement Offer Opens	9 June 2006
Closing Date and time for receipt of Personalised Entitlement Application Form under the Entitlement Offer and payment in full for New Shares	5:00 pm on 23 June 2006
Admission to quotation of New Shares	26 June 2006
Despatch date for New Shares	30 June 2006
Shortfall Offer Opening Date	1 July 2006
Shortfall Offer Closing Date	5:00 pm on 25 August 2006
Despatch date for Shortfall Shares	28 August 2006
Admission to quotation of Shortfall Shares	No later than 30 August 2006

The Directors may alter the Closing Date, and the Shortfall Offer Closing Date, and any subsequent date, at their discretion (subject to the Corporations Act 2001 (Cth) and the ASX Listing Rules).

2.4 Subscription Price

Each New Share is offered at a subscription price of $0.15 payable in full upon acceptance.

2.5 Your Entitlement

The Company is making a non-renounceable *pro rata* rights issue of New Shares in the Company on the basis of 1 New Share for every 4 Shares held.

The number of New Shares to which you are entitled is calculated as at the Record Date shown above, and is shown on the Personalised Entitlement Application Form which accompanies this Prospectus. Fractional entitlements to New Shares will be rounded up to the nearest whole New Share. You may also apply for additional New Shares above your entitlement as noted below.

If as a Shareholder you do not take up your Entitlement, you will as a result of this Issue have your percentage shareholding in the Company diluted.

2.6 Issue Amount

The total number of New Shares to be issued pursuant to the Offer will be up to 44,069,335 New Shares, to raise up to $6,610,400, before issue costs. The number of New Shares could increase on the basis that the Options currently on issue might be exercised prior to the Record Date.

2.7 Entitlements and Acceptances

This Offer may be accepted in whole or in part prior to the Closing Date. The Directors reserve the right to vary the timetable for the Issue, including extending the Offer period. You can only accept this Offer by completing the Personalised Entitlement Application Form, which accompanies this Prospectus. You can also use the Personalised Entitlement Application Form to apply for additional New Shares above your entitlement. The Directors reserve the right to accept, scale back or refuse any application for additional New Shares in excess of a Shareholder's entitlement. (The Shortfall Application Form should only be completed if you are applying for Shortfall New Shares).

2.8 Action required by Shareholders

(a) Shareholders may:

(i) Take up their entitlement in full

If you wish to take up all of your entitlement, please complete the Personalised Entitlement Application Form, which accompanies this Prospectus, in accordance with the instructions set out on the Form. Forward your completed Personalised Entitlement Application Form, together with your cheque or bank draft for the amount shown on your Form, in the reply paid envelope to reach the Company's share registry by 5.00 pm on the Entitlement Offer Closing Date or such later date as the Directors notify.

Cheques and bank drafts, in Australian currency, should be made payable to **'Psiron Ltd'** and crossed 'not negotiable'.

(ii) Take up part of their entitlement

If you wish to take up part only of your entitlement, please complete the Personalised Entitlement Application Form, which accompanies this Prospectus, by inserting the number of New Shares for which you wish to accept the Offer under this Prospectus (being less than your entitlement as specified on the Personalised Entitlement Application Form) and forward the completed Form together with your cheque or bank draft for the total amount payable to reach the Company's share registry by 5:00 pm on the Entitlement Offer Closing Date or such later date as the Directors notify.

Cheques and bank drafts, in Australian currency, should be made payable to **'Psiron Ltd'** and crossed 'not negotiable'.

(iii) Take up more than their entitlement

If you wish to apply to take up more than your entitlement, please complete the Personalised Entitlement Application Form, which accompanies this Prospectus, by inserting the number of New Shares for which you wish to accept the Offer under this Prospectus (being more than your entitlement as specified on the Personalised Entitlement Application Form) and forward the completed Form together with your cheque or bank draft for the total amount payable to reach the Company's share registry by 5:00 pm on the Entitlement Offer Closing Date or such later date as the Directors notify.

Cheques and bank drafts, in Australian currency, should be made payable to **'Psiron Ltd'** and crossed 'not negotiable'.

Psiron Ltd will refund any amount not used for the additional New Shares applied for.

In accordance with ASX Listing Rule 7.11.4 subscriptions in excess of entitlements will only be made out of shortfall. The Directors reserve the right to accept, scale back or refuse any application for additional New Shares in excess of a Shareholder's entitlement.

(iv) Decline the Offer

If you do not wish to take up any part of your entitlement to New Shares, you are not required to take any action, in which case you will receive no New Shares and your rights will lapse.

If you do not take up your entitlement, you will as a result of this Issue have your percentage shareholding in the Company diluted.

(b) If you have any queries concerning your entitlement, please contact Link Market Services telephone 07 3228 4000 or contact your stockbroker or professional adviser.

(c) Personalised Entitlement Application Forms and accompanying cheques or bank drafts may be lodged at any time before the Entitlement Offer Closing Date. Applications received after the Entitlement Offer Closing Date will not be accepted. The Company will not be responsible for postal or delivery delays.

(d) Shortfall Application Forms and accompanying cheques or bank drafts may be lodged at any time before the Shortfall Offer Closing Date.

2.9 Shareholders resident outside Australia and New Zealand

The Company will only extend the Offer to Shareholders with registered addresses in Australia and New Zealand. The Company considers it would be unreasonable to extend the Offer to Shareholders with registered addresses in other jurisdictions having regard to the small number of such Shareholders, the small number and value of securities that would be offered in such jurisdictions and the costs of complying with legal and regulatory requirements in those jurisdictions.

It is the responsibility of any person who comes into possession of this Prospectus outside Australia or New Zealand to ensure compliance with all laws of any country relevant to their application. Any person not in Australia or New Zealand considering taking up their entitlement and Shareholders who are resident outside those countries should consult their professional advisers as to whether or not any governmental or other consents are required, or if other formalities need to be observed, to enable them to accept the New Shares under this Prospectus.

This Prospectus does not constitute an offer in the USA or in any place in which, or to any person to whom, it would not be lawful to make such an offer.

2.10 Shortfall shares

The Company may seek to place Shortfall New Shares which are not applied for by Shareholders. In accordance with ASX Listing Rule 7.2 Exception 3, the Directors expressly reserve the right to issue the Shortfall Shares at their discretion within 3 months of the Entitlement Offer Closing Date. Accordingly, the Shortfall New Shares must be issued before the Shortfall Offer Closing Date (which is in turn subject to requirements under section 723 of the Corporations Act). The issue price for the Shortfall New Shares will be $0.15. New Shares placed by the Company in this manner will be subscribed for under this Prospectus, on the Shortfall Application Form for new shareholders.

2.11 Underwriting

The Offer is underwritten by Axis Financial Group (Australia) Limited.

To the extent New Shares are not validly applied for under the Offer and the Company does not place the Shortfall New Shares (see section 2.10), Axis Financial Group (Australia) Limited must apply for Shortfall New Shares at the price of $0.15 per share such that the balance of the total of 44,069,335 shares the subject of the Offer are taken up. The terms and conditions of the underwriting are summarised in section 7.5.

2.12 Opening and closing dates

The Prospectus will be despatched by no later than 9 June 2006 and the Entitlement Offer Closing Date will be on 23 June 2006. The Shortfall Offer Closing Date will be no later than 16 August 2005.

2.13 Allotment

The date for the New Shares allotted as a result of the Offer is expected to be no later than 26 June 2006.

All Shareholders who accept the Offer will receive their Entitlement in full. If more additional and New Shares are applied for than are available from the shortfall under the Offer, the Company will scale back those applications in its absolute discretion and excess application money will be refunded without interest.

The Company may seek to place Shortfall New Shares which are not applied for by Shareholders under the offer at its discretion. Such Shortfall New Shares must be issued within 3 months of the Closing Date.

2.14 Terms of the New Shares

The New Shares will rank equally with the existing fully paid Shares of the Company. The rights and liabilities attaching to the New Shares are summarised in section 9.2.

2.15 Recent trading

The Company's share price history over the past 7 months is set out below:

Month	Low	High
September 05	16 cents	20.5 cents
October 05	16 cents	18 cents
November 05	17 cents	18.5 cents
December 05	17 cents	18.5 cents
January 06	16.5 cents	18 cents
February 06	16 cents	18 cents
March 06	12.5 cents	17 cents
April 06	14.5 cents	17.5 cents

The Company's shares were suspended from quotation on ASX on 10 April 2006 at the request of the Company, pending release of an announcement regarding the Company's long term funding. The Company's shares traded at prices between 12.5 cents and 20.5 cents in the 8 months prior to the suspension.

Psiron intends to apply to ASX for requotation of the Company's shares upon completion of this Offer.

3. PURPOSE OF THE OFFER

3.1 What Psiron Plans to Achieve

The major use of funds will be for the virotherapy project (see also sections 3.2 and 3.4).

Over the next 12 months, the research plan expects to deliver the following results:

(a) successful manufacture of adequate amounts of CAVATAK™ (Coxsackievirus A21) virus suitable for use in clinical trials;

(b) extend human Phase I trials in malignant melanoma subject to human ethics committee approval;

(c) proof of concept Phase I clinical studies in prostate cancer subject to human ethics committee approval;

(d) optimisation of the growth and purification of Echovirus type 1 with a view to initiating proof of concept Phase I clinical studies in ovarian cancer subject to human ethics committee approval.

3.2 Application of Funds

The Company is seeking to raise up to $6.6 million under this Offer. The primary purpose of the Offer is to raise capital to:

(a) fund the research and development of the oncolytic virus technology in various cancers until June 2007;

(b) to apply appropriate in-house resources required for successful commercialisation of the technology;

(c) repay a current loan in the amount of $550,000 plus interest (approximately $20,000) to ATIF; and to

(d) maintain adequate working capital and cover the costs of the Offer.

The amount of funds to be applied in each case and the anticipated timeframe is detailed in section 3.4 and 3.5 below.

Until the Company uses the net proceeds of this Offer for the above purposes, the Company intends to invest the funds in secure short-term liquid investments.

3.3 Business Update

Psiron's strategy is to extend development of its 'virotherapy' which is for the treatment of a range of cancer types. The directors' current intention in relation to its investments in IDAL, CBio and Analytica is to realise these investments at a time which will maximise the return.

3.4 Oncolytic Virus technology

The oncolytic viruses being studied are viruses which occur naturally, but target specific and known sites on the outer surface of some cancer cells. Once locating these sites, the viruses proceed to destroy those cancer cells.

The Company is party to a licence agreement with ViroTarg Pty Ltd for its intellectual property relating to oncolytic viruses, i.e. viruses which kill cancer cells. (This agreement is summarised in section 8). ViroTarg Pty Ltd is co-owned by TUNRA, the commercialisation arm of the University of Newcastle, NSW, Australia, and SciCapital Pty Ltd. Over the course of the agreement Psiron will acquire an exclusive licence to the technology following the completion of payment of the consideration to ViroTarg. The consideration totals $5 million in cash and 22.5 million shares. As at the date of this Prospectus, the outstanding balance is a final payment in cash of $2 million and issue of 16.5 million Shares. While Psiron has the option of completing

the payment earlier, in the absence of an earlier election by Psiron the payment schedule is dependent on R&D milestones agreed with the University.

The research work to date has focused on the oncolytic effectiveness of Coxsackieviruses A21, A18, A15 and A13 and Echovirus type 1, with the work in Coxsackievirus A21 (CAVATAK™) being the most advanced.

Coxsackieviruses A13, A15, A18, A21 (CVA13, CVA15, CVA18 and CVA21) and Echovirus Type 1 (EV1) with oncolytic action

The property of tumour cells which makes them susceptible to destruction by these particular Coxsackieviruses is the presence on the outside of the tumour cell membrane of high levels of two 'biological targets': ICAM-1 (intercellular adhesion molecule 1) and DAF (decay-accelerating factor). ICAM-1 and DAF act as the receptor complex for virus entry into tumour cells. ICAM-1 is not only a valuable virus-specific target but the amount of ICAM-1 present on the cancer cells increases as the cancer becomes more malignant, thus serving as a marker for malignancy. ICAM-1 is present on some normal tissue cells but generally at lower levels compared to malignant cells, a phenomenon that confers a degree of targeting specificity on the oncolytic action of the viruses. The biological target for Echovirus Type 1 is the integrin α 2 β 1, which is expressed at high levels on some tumour cells, in particular, ovarian cancer cells.

How the technology works

The viruses being studied are Coxsackie and Echoviruses. The research work using Coxsackievirus A21 (CVA21) in melanoma is the most advanced so far. CVA21 and EVI are 'wild type' viruses, meaning that it is not genetically modified. As it occurs naturally, infection by CVA21 is often symptomless; when it does produce illness it is associated with a common cold-like illness.

The virus attaches to the outside of the melanoma cell using a unique fit 'lock and key' mechanism. Then the virus is internalised and uses the melanoma cell to act as a factory or 'bioreactor' for production of thousands more virus particles which when released by the dying cancer cell continues the chain reaction process. Other normal tissues and blood cells are potentially less affected by the virus because the matching lock and key mechanism is less likely to apply. Melanoma cells die because of the mechanical disruption caused by massive viral replication and because the infiltration of the virus triggers 'apoptosis' (programmed cell death).

The research plan for the treatment of melanoma will begin with the injection of carefully controlled amounts of live wild type CVA21 into melanoma patients in the expectation that the virus will multiply in and destroy the tumour cells but will not cause any serious side effects in the patients.

Research to date

The research programs to date have established that melanomas are very sensitive to destruction by the CVA viruses. Detailed studies on cell lines derived from a variety of cancers that include breast, prostate, lymphoid, gastrointestinal and ovarian cancer show a correlation between cell receptor expression and sensitivity to viral oncolysis and this is being confirmed by the reduction of tumour growth in experimental animals.

COXSACKIEVIRUS A21 (CAVATAK™)

Pre clinical:

In January 2004, in the journal Clinical Cancer Research (Vol 10: 53-60, January 1, 2004), and in June 2005, in the International Journal of Oncology (Vol 26: 471-7, June 2005) of the Newcastle group under Assoc. Prof Darren Shafren published studies using CVA21 in laboratory bench (*in vitro*) and laboratory animal (*in vivo* xenografts) in melanoma disease models.

The results showed that:

1. human melanoma cells had on high levels of ICAM-1/DAF and were highly susceptible to rapid destruction by CVA21 whereas blood lymphocytes were unaffected;
2. in live SCID mice the burden of both highly vascular and less vascular tumours was rapidly reduced following a single injection of CVA21; and

3. in live laboratory mice, tumours which were away from the site of virus injection also showed effects of destruction by the virus. This implies that virus growing in the injected tumour has spread through the blood to infect the distant tumour.

These studies encourage the prospect that the CVA21 may have a future role in the treatment of melanoma in humans and particularly exciting is the prospect that spread of microscopic disease could be minimised through the targeting action of the virus via the blood stream.

Clinical:

In March 2005, Assoc. Prof Darren Shafren presented research to the third International meeting on Replicating Oncolytic Virus Therapeutics, in Banff, Canada, outlining that two stage IV melanoma subjects had tolerated a single injection of CVA21.

In November 2005, the first of three stage IV melanoma patients was administered a single injection of CVA21. The Phase I three patient Clinical Trial Notification is nearing completion at the Newcastle Melanoma Unit, Mater Hospital, Waratah.

ECHOVIRUS TYPE 1

Pre-clinical:

In June 2005, in the International Journal of Cancer (Vol 115: 320-8, Jun 10, 2005) the Newcastle group under Assoc. Prof Darren Shafren published a study using EV1 in laboratory bench (*in vitro*) and laboratory animal (*in vivo* xenografts) in ovarian cancer disease models.

The results showed that:

1. laboratory cultures of human ovarian cells exhibited sufficient levels of integrin $\alpha 2\beta 1$ to mediate rapid destruction by EVI;
2. in live SCID mice the burden of intraperitoneal ovarian cancer xenografts was reduced following a single injection of EV1.

Proposed research program

The ongoing research program will continue scale-up production of GMP-like CAVATAK™ and initial optimisation of the growth/purification of Echovirus-1 viral and subsequent evaluation of these agents in the treatment of different cancers. It is expected that these viruses which prove effective in the laboratory and animal experiments will be further assessed in early phase clinical trials. In the case of clinical evaluation of CAVATAK™ in malignant melanoma, further dose escalation trials are planned to commence in 2006 subject to human ethics committee approval.

The research plan provides for continued investigation in a range of cancers with the following milestones applicable for each cancer being studied. It was agreed up to 22.5 million shares would be awarded on the successful completion of the following for each cancer type:

- lead candidate identification
- proof of concept
- approval for conduct of clinical trial (excluding melanoma)
- enrolment of first patient into the clinical trial (excluding melanoma).

At the date of this Prospectus, the balance is 16.5 million shares.

Market

Despite high expenditure, on cancer treatments, the Board is of the opinion there is a significant unmet need for:

- safe and effective therapy
- achieving a good quality of life (QOL) after therapy.

The viral-based cancer treatments under development by Psiron will be directed at meeting this need. Optimised effectiveness, a good safety profile and maintenance of high QOL are the objectives of development in each cancer type.

Manufacture of batches of virus for use in the melanoma clinical trial program is currently underway. Toxicology testing is in progress.

Key researchers

The key researchers for the virotherapy program have been identified and have receive incentives via Psiron options under the Virotarg licence. These options align the interests of the researchers with those of the Company in terms of successful commercialisation of the Virotarg technology.

Intellectual Property

There are four patent families relating to the virotherapy project. The first patent "A method for treating a malignancy in a subject and a pharmaceutical composition for use in same" has been granted in Australia and New Zealand. Another has been filed as a PCT application and the remaining two groups have been filed as provisional patents.

3.5 Use of funds

The use of funds will be divided primarily between acquisition of the ViroTarg technology and funding its continued development at the University of Newcastle. Approximately $6.6 million is being raised to cover expenditure over the period to June 2007.

Specifically this includes:

▪ Remaining payment to ViroTarg for the exclusive licence to the technology	$2.0 million
▪ Clinical trials and research program (see section 3.4 above)	$2.4 million
▪ Repayment of loan amount plus interest to ATIF	$0.6 million
▪ General and administrative expenses	$1.1 million
▪ Cost of the Offer	$0.5 million
Total:	**$6.6 million**

The Offer allows existing shareholders to participate *pro rata* in the next phase of business development by Psiron. The funds raised are expected to allow the Company to fund progress until the end of 2007 financial year.

In addition to the funds raised under the Offer, Psiron has access to a range of sources to meet its anticipated expenditure, including existing cash at bank and equity funding options available to it as an ASX listed entity. It also has the potential ability to sell down its equity positions in Analytica Ltd, CBio Limited and IDAL.

4. EFFECT OF THE ISSUE ON THE COMPANY

4.1 Effect of Issue on the Company

The principal effects of the Issue will be:

(a) Cash reserves will initially increase by up to approximately $6.6 million (before expenses of the Offer) to enable the Company to pursue its objectives (see section 3.1); and

(b) The number of Shares on issue will increase from 176,277,338 by up to 44,069,335 to 220,346,673.

The above assumes none of the Options which are currently on issue are exercised prior to the Record Date.

The Company completed private placements of 14,132,333 shares, raising $2,119,850 during the month of May 2006. These funds are included in the pro forma balance sheet contained in section 5.

Options currently on Issue

There are currently 14,620,000 Options on issue. All of these are eligible for exercise prior to the Record Date to subscribe for that number of Shares in the Company at the strike prices ranging from $0.0552 to $0.435 per Share. Details of these Options are:

Employee share scheme options	Number of options	Expiry date	Exercise Price
	150,000	2009	24.5 cents
	1,000,000	2009	43.5 cents
	20,000	2011	34.5 cents
	400,000	2010	20.0 cents
Total employee share scheme Options	**1,570,000**		
Other Options			$
Perfume Only Pty Ltd <Tiger Trust>	500,000	6 Dec 2006	0.0552
Perfume Only Pty Ltd <Tiger Trust>	500,000	6 Dec 2006	0.1752
DFCT Pty Ltd	500,000	6 Dec 2006	0.1752
DFCT Pty Ltd	500,000	6 Dec 2006	0.1152
Ijong Pty Ltd (1)	1,500,000	18 Nov 2006	0.1200
Darren Shafren (2)	2,000,000	18 Nov 2009	0.1924
R Barry (3)	1,000,000	18 Nov 2009	0.1924
S Johansson (4)	750,000	18 Nov 2009	0.1924
G Au (5)	750,000	18 Nov 2009	0.1924
S Smith (6)	100,000	18 Nov 2009	0.1924
J Nutting (7)	1,500,000	18 Nov 2006	0.1200
J Walsh (8)	1,000,000	28 Dec 2007	0.1924
J Nutting (7)	1,000,000	18 Nov 2009	0.3000
J Nutting (7)	1,000,000	18 Nov 2009	0.4000
G Williams	150,000	13 June 2010	0.2500
G Williams	150,000	13 June 2010	0.3000
G Williams	150,000	13 June 2010	0.4000
Total of other Options	**13,050,000**		

If all eligible Options able to be exercised at the Record Date were exercised then the Company would receive $3,098,990 in cash payment, being the aggregate exercise price for the Options, and the total number of Shares on issue prior to the Issue would increase to 190,897,338.

Final Milestones – Virotarg Licence

Under the licence agreement with Virotarg, the Company has to issue Shares in the Company to Virotarg as project milestones are met. The maximum remaining Shares to be issued if all milestones are met is 16.5 million shares. It is the directors' current intention that subsequent to the Closing Date of the Offer, the Company will (subject to the Corporations Act 2001 (Cth) and ASX Listing Rules) issue these 16.5 million shares to Virotarg, as is permitted under the licence agreement, to enable the Company to acquire an exclusive licence for the intellectual property.

Set out below is the reviewed balance sheet of Psiron Limited as at 31 December 2005, the reviewed consolidated balance sheet as at 30 April 2006 and the pro forma balance sheet as at 30 April 2006 containing adjustments for the impacts of the issue on cash assets and contributed capital after estimated offer costs.

PSIRON LTD – Pro-Forma Balance Sheet $

	Reviewed as at 31 December 2005	Consolidated 30 April 2006 (1)	Placement of shares May-06 (2) (3)	Rights Issue Jun-06 (4)	Pro-forma Balance Sheet (5)
CURRENT ASSETS					
Cash	965,506	1,309,441	859,750	6,600,000	8,769,191
Receivables	266,593	139,364	-	-	139,364
TOTAL CURRENT ASSETS	**1,232,099**	**1,448,805**	**859,750**	**6,600,000**	**8,908,555**
NON-CURRENT ASSETS					
Plant and equipment	654,950	593,169	-	-	593,169
Investments	2,794,638	2,687,877	-	-	2,687,877
Receivables	56,298	56,298	-	-	56,298
Intangibles	2,190,883	1,394,199	-	-	1,394,199
TOTAL NON-CURRENT ASSETS	**5,696,769**	**4,731,543**	**-**	**-**	**4,731,543**
TOTAL ASSETS	**6,928,868**	**6,180,348**	**859,750**	**6,600,000**	**13,640,098**
CURRENT LIABILITIES					
Shares to be allotted		1,260,100	-1,260,100	-	-
Creditors	473,026	981,967	-	-	981,967
Cost of Issue			106,000	480,000	586,000
Provisions	66,775	64,251	-	-	64,251
TOTAL CURRENT LIABILITIES	**539,801**	**2,306,318**	**-1,154,100**	**480,000**	**1,632,218**
TOTAL LIABILITIES	**539,801**	**2,306,318**	**-1,154,100**	**480,000**	**1,632,218**
NET ASSETS	**6,389,067**	**3,874,030**	**2,013,850**	**6,120,000**	**12,007,880**
SHAREHOLDERS' EQUITY					
Share capital	28,314,716	29,101,763	2,013,850	6,120,000	37,235,613
Share Option Reserve	1,104,000	46,000	-	-	46,000
Accumulated Losses	-23,029,649	-25,273,733	-	-	-25,273,733
TOTAL SHAREHOLDERS' EQUITY	**6,389,067**	**3,874,030**	**2,013,850**	**6,120,000**	**12,007,880**

Best-estimate Assumptions

1) This is a consolidated balance sheet as at 30 April 2006.

2) The Company has conducted a placement of $2.1m of shares at 15 cents per share. Costs of this fundraising are estimated to be $106,000 including commission.

3) Part of the funds of the placement were received prior to 30 April 2006 and the corresponding Shares allotted in May 2006.

4) The Company is proposing to issue a pro-rata rights issue to raise $6.6m. Costs of this fund raising are estimated to be $480,000 including commission.

5) This is a pro-forma balance sheet based on the 30 April 2006 consolidated balance sheet adjusted for both a placement and rights issue of shares which has been reported upon by the Independent Accountant in section 6 of this Prospectus.



Resourcing Pty Ltd

Chartered Accountants & Business Advisors

ABN 19 057 135 636

Level 26 AMP Place
10 Eagle Street Brisbane 4000

(Correspondence to
GPO Box 740, Brisbane 4001)

Telephone (07) 3222 9777
Facsimile (07) 3221 9250

Email: admin@bris.bentleys.com.au
Internet: www.bentleys.com.au

Our Ref:

Contact Person:

Contact Details:

30 May 2006

The Directors
Psiron Ltd
Level 1
82 Waterloo Road
NORTH RYDE NSW 2113

Dear Directors

INDEPENDENT ACCOUNTANT'S REPORT

Introduction

We have prepared this Independent Accountant's Report ("the or this report") at the request of the directors of Psiron Ltd ("Psiron") for inclusion in a Prospectus to be dated on or about 30 May 2006 relating to the issue of additional share capital by Psiron.

Expressions defined in the Prospectus have the same meaning in this report.

Scope

We have been requested to prepare this report covering the proforma balance sheet and related notes ("the proforma balance sheet") included in section 5 of the Prospectus. Our opinion only extends to section 5 and not other sections of the Prospectus.

Responsibility for Proforma Balance Sheet

The directors are responsible for the preparation and presentation of the proforma balance sheet, including the best estimate assumptions on which the proforma balance sheet is based. The proforma balance sheet is to be included in the identified Prospectus. We disclaim responsibility for any reliance on this report or on the proforma balance sheet to which the report relates for any purpose other than that for which it was prepared.

Review of Directors' Best-Estimate Assumptions

Our review of the best-estimate assumptions set out in section 5 of the Prospectus and underlying the proforma balance sheet was conducted in accordance with Australian Auditing Standards applicable to review engagements, namely AUS 902 titled "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary. These procedures included discussions with the directors of Psiron and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that –



- the best-estimate assumptions, set out in section 5 of the Prospectus, do not provide a reasonable basis for the preparation of the proforma balance sheet;
- in all material respects, the proforma balance sheet has not been properly prepared on the basis of the best-estimate assumptions; and
- the proforma balance sheet is not presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia and the accounting policies of Psiron disclosed in Note 1 to the 31 December 2005 financial statements so as to present a view of Psiron which is not inconsistent with our understanding of Psiron's past, current and future operations.

Our review of the proforma balance sheet, that is based on the best-estimate assumptions of the directors, is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the proforma balance sheet included in the Prospectus.

The reviewed balance sheet of Psiron as at 31 December 2005, and included in section 5 of the Prospectus, has been extracted from the reviewed financial statements for the half-year ended 31 December 2005. These financial statements were reviewed by our related entity, Bentleys MRI Brisbane Partnership, in accordance with Australian Auditing Standards applicable to review engagements and on which an unqualified review statement was issued. Bentleys MRI Brisbane Partnership has also reviewed the consolidated balance sheet of Psiron as at 30 April 2006, included in section 5 of the Prospectus, in accordance with Australian Auditing Standards applicable to review engagements and issued an unqualified review statement thereon.

Review Statement

Based on our review of the proforma balance sheet as set out in section 5 of the Prospectus, which is not an audit, and based on an investigation of the reasonableness of the directors' best-estimate assumptions giving rise to the proforma balance sheet, nothing has come to our attention which causes us to believe that –

- the directors' best-estimate assumptions, set out in section 5 of the Prospectus, do not provide a reasonable basis for the preparation of the proforma balance sheet; and
- the proforma balance sheet is not properly compiled on the basis of the directors' best-estimate assumptions and is not presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia and the accounting policies of Psiron disclosed in Note 1 to the 31 December 2005 financial statements.

Subsequent Events

Having regard to the scope of this report, to the best of our knowledge and belief, there have been no material transactions or events outside the ordinary business of Psiron subsequent to 31 December 2005 which have come to our attention which require comment on or adjustment to the information referred to in this report or that would cause such information to be misleading or deceptive.

Disclosure

Bentleys MRI Resourcing Pty Ltd does not have any pecuniary or other interests that would reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in this matter. Bentleys MRI Resourcing Pty Ltd will receive a professional fee for the preparation of this report. Our related entity, Bentleys MRI Brisbane Partnership, has acted as external auditors of Psiron for over 15 years.

We advise that Bentleys MRI Resourcing Pty Ltd is the holder of an Australian financial services licence under the Corporations Act 2001. This licence allows the licenceholder to prepare reports of this nature.

Consent to the inclusion of this report in the Prospectus, in the form and context in which it appears, has been given. At the date of this report this consent has not been withdrawn.

Yours faithfully

Robert Forbes
Director
Bentleys MRI Resourcing Pty Ltd

7. RISK FACTORS

7.1 Factors Influencing Success and Risk

Investors should be aware that investment in the New Shares does carry particular risks. The Company is subject to all the usual risks associated with emerging companies involved in developing new technologies and investment in the Company should be considered speculative. Actual events and results could differ significantly from those anticipated in this Prospectus.

The Board of Directors is responsible for ensuring that appropriate strategies, policies and procedures are in place to identify and monitor the risks faced by the Company, and that such risks are managed within a level determined by the Board to be prudent. The risks can be categorized as general market risks (matters which relate to business in general), investment risks (matters which relate to operating on ASX) and specific risks (those which relate directly to the Company's business). Other significant issues of which investors should be aware have been identified throughout the Prospectus. Potential investors should read the Prospectus in full before an investment decision is made.

In addition, the Directors consider that the following summary, which is not exhaustive, represents major risk factors of which potential investors need to be aware.

7.2 General Market Risks

Actual Events

Actual events and circumstances may differ from those anticipated in this Prospectus so that the Company needs to adapt its operations accordingly.

General economic conditions

Any prolonged economic slowdown of global economies may impact on the ability of the Company to raise further capital and government decisions concerning the biotechnology and medical technology industry and products arising there from may impact adversely on the Company's ability to sell its products.

Exchange rate fluctuations

Psiron may be exposed to a number of different countries and its costs and future revenue may therefore be subject to adverse currency fluctuations.

Technology

Any inability to respond to technological changes in a timely manner may have an adverse impact on the potential revenues and earnings of Psiron. The effectiveness of the Company's technology may also present a risk. Psiron's technology may face obstacles and difficulties unknown to Psiron today. Psiron may incur additional cost or fail to overcome the difficulties posed in manufacturing and further developing the technology.

Legal action

Whilst Psiron is not aware of any existing legal claims against it, or grounds for the making of a claim, there is the possibility legal action may be taken against the Company directly or involving the Company by virtue of its connection with other parties with which it has or had contractual, employment or collaborative relationships. In particular, litigation might arise in relation to the intellectual property and product liability issues, as set out in section 7.4.

7.3 Investment risks

Current Suspension

The Company's shares were suspended from quotation on ASX on 10 April 2006 at the request of the Company, pending release of an announcement regarding the Company's long term

funding. Psiron intends to apply for requotation of the Company's shares upon completion of this Offer. There can be no guarantee that ASX will allow for requotation of the Company's Shares. In that event, there will be no liquid market for the Shares, meaning the Shares are unlikely to grow in value and it will be very difficult for shareholders to dispose of their holding.

Stock market volatility

A number of factors affect the performance of stock market investments which could also affect the price at which Shares trade on the ASX and the value of Options. Among other things, the stock market may be affected by movements on international stock markets, local interest rates and currency exchange rates, domestic and international economic and political conditions, as well as government taxation and other policy changes. Accordingly there can be no assurance on how the New Shares will be valued or the level of interest in the New Shares amongst the investor market. There are general risks associated with any investment in the stock market. The value of the Company's shares listed on the ASX may rise or fall depending on a range of factors beyond the control of the Company. Similarly, the level of dividends paid on Shares can go down as well as up. Shares should generally not be considered as short-term investments.

Tax

There may be tax implications arising from the application for New Shares, the receipt of dividends (both franked and unfranked) from the Company, participation in any on-market share buy-back and the disposal of Shares or New Shares.

Illiquid market

Shares cannot be traded in an illiquid market. The status of the Company as a listed public company does not mean that there will always be a market for trading in its Shares. As a result, potential investors may have only a limited opportunity to sell their Shares in the Company and may therefore have to bear the economic risk of holding the present investment in the Shares or New Shares for an indefinite period of time.

Generally speaking, Directors of a public company have no discretion to refuse to register a transfer of the Company's shares. That, however, is essentially a formality. The ability to sell (or buy) shares in the Company after the close of this Offer will depend upon the Company's progress and financial performance, the number and spread of Shareholders, and the range of other factors associated with all of the risks highlighted in this Prospectus.

Because it is unlikely that the Company will soon pay dividends, Shareholders will only be able to benefit from holding Psiron Shares if the share price appreciates and a market continues to exist for the Shares.

7.4 Specific risks

The details contained in this Prospectus concerning the application of funds are based on estimates and assumptions about certain events and circumstances that have not yet taken place, and are subject to variation and possible non-fulfilment. The Company is involved in technology research and development. There can be no assurances as to the accuracy of forecast expenditure for the application of funds under this Prospectus. The Company will retain broad discretion over the use of proceeds from this offering. An investor may not agree with how Psiron spends the proceeds, and Psiron's use of the proceeds may not yield a significant return or any return at all.

Uncertainty of Research: Project Risks

The success of the Company is dependent on the quality of the research it has under development and its acceptance in the market. There are risks related to the successful research and development of any technology and ensuing commercialisation. Product development involves lengthy processes and is subject to evaluations by external groups such as the Australian Therapeutic Goods Administration and the United States Food and Drug Administration .

Additionally new products must also find acceptance in a competitive market place. Market acceptance will depend on many factors, including convincing potential customers and alliance partners that the Company's product is a more attractive alternative to other products and the ability to manufacture its products in sufficient quantities with acceptable quality at an

acceptable cost. Because of these and other factors the Company's products may not gain market acceptance, which would make it unlikely that the Company would become profitable.

As Psiron grows, the Company must continue to implement and improve operating and financial systems and controls necessary to ensure effective management of future growth. Psiron must continue to expand, train, retain and manage its employee and subcontractor base. No assurance can be given of the ability to manage future growth.

In order to continue the Company's research and development of its projects and investments, the Company may from time to time enter into new business initiatives with individuals and corporations. Such arrangements will expose the Company to risks commonly associated with such ventures including amongst others assimilation of the new operations and personnel into the Company. There can be no assurance that any potential venture will not have a material adverse effect in the Company's business, financial conditions and operations.

Clinical trials

Psiron may be unable to secure necessary approvals from regulatory agencies and institutional bodies (clinics and hospitals) to conduct clinical trials. This is critical to the company's ability to develop and commercialize its products.

There is also no assurance that Psiron's products will prove to be safe and efficacious in clinical trials, or that the regulatory approval to manufacture and market its products will be received. Trials might potentially expose Psiron to product liability or other claims in the event that its products have unexpected results on subjects.

Psiron is seeking to extend or initiate additional clinical trials (see section 3 above) which may increase the potential risk.

There is no guarantee that clinical trial insurance can be obtained at a reasonable cost, or at all. There can also be no assurance that any insurance policy will be adequate to meet a claim or claims that may arise.

Operational Risks

Any defect in Psiron's financial systems and controls may have a material adverse impact upon the financial position of the Company. In particular, the ability to budget, and obtain sufficient funding, for the execution of Psiron's research and development programmes is critical to its prospects of success. The Company's research operations depend on the provision of services by The University of Newcastle Research Associates Limited(virotherapy project) and by the clinical trial sites and clinical research contractors. Reliance on third parties generally, and a sole or a limited group of service suppliers in particular, involves risks, including reduced control over quality, costing, and delays.

Competition

The biotechnology and medical technology industries are characterised by rapid and continuous technological innovation. Psiron faces high competition in the oncology and dermatology therapeutic areas' future as companies enter the market and advances in research and new technologies become available. Psiron's technology, services and expertise may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by it or one or more of Psiron's competitors.

Psiron's success will depend on strategic partnering and the extent to which these partners are interested in pursuing licensing and further development of Psiron's research outputs. The number of the Company's potential strategic partners is declining as the current trend towards consolidation continues. Accordingly, Psiron expects that an increasingly small number of partners will account for a substantial portion of the Company's licensing and partnering opportunities with third parties.

Intellectual Property

The intellectual property rights on which Psiron relies to protect the technology underlying the research and future products may not be adequate, which could enable third parties to use the

Company's technology or very similar technology and thereby reduce the Company's ability to compete in the market.

The Company's success will depend on its ability to obtain, protect and enforce patents on its technology and to protect its trade secrets. Any patents Psiron owns or licenses may not afford meaningful protection for its technology and the products.

Others may challenge the Company's patents or the patents of the Company's licensors and, as a result, these patents could be narrowed, invalidated or rendered unenforceable. In addition, current and future patent applications on which Psiron depends may not result in the issuance of patents in Australia, the US or foreign countries.

Competitors may develop products similar to ours, which are not covered by the Company's patents. Further, if there is a substantial backlog of patent applications at any Patent and Trademark Office, the approval or rejection of the Company's, or, the Company's competitors' patent applications may take several years.

In addition to patent protection, Psiron also relies on copyright protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of Psiron's trade secrets and proprietary information, Psiron requires its employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorised use or disclosure.

Furthermore, the Company may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. In some situations, Psiron's confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom employees, consultants or advisors have prior employment or consulting relationships. Although Psiron requires employees and consultants to maintain the confidentiality of all confidential information of previous employers, the Company or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations.

Others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to Company trade secrets. The inability to protect Company proprietary information and techniques may inhibit or limit the Company's ability to achieve or maintain a competitive position in the market.

High technology companies have a history of patent litigation and will be likely to continue to have patent lawsuits. In order to protect or enforce the Company's patent rights, the Company may have to initiate legal proceedings against third parties. In addition, others may sue the Company for infringing their intellectual property rights or the Company may find it necessary to initiate a lawsuit seeking a declaration from a court that the Company does not infringe the proprietary rights of others.

The patent positions of companies in high technology industries can be uncertain and involve complex legal and factual questions.

Legal proceedings relating to intellectual property could be expensive, take significant time and divert management's attention from other business concerns, no matter whether Psiron wins or loses. The cost of such litigation could affect the Company's financial position.

Further, if Psiron does not succeed in an infringement lawsuit brought against the Company, in addition to any damages the Company might have to pay, it could be required to stop the infringing activity or obtain a licence. Any required licence may not be available to Psiron on acceptable terms, or at all. In addition, some licences may be non-exclusive, and therefore, the Company's competitors may have access to the same technology licensed to us. If Psiron is unable to obtain a required licence or are unable to design around a patent, Company outcomes could be affected.

The Directors of the Company are not presently aware of any fact, matter or circumstance by which any party may claim or be entitled to object to or challenge any of the Company's patents,

trade marks or intellectual property. These circumstances, however, do not reduce the importance of the foregoing considerations for investors.

Regulation and legal issues

The Company's business is subject to a number of regulatory requirements, in addition to general competition law, which have a significant influence in the business, operations and competitive environment. Changes in the laws, regulations and government policy, including but not limited to those affecting support for biotechnology and medical technology research and development and operations, may affect the Company and the attractiveness of an investment in the Company. At the present time the Company is not aware of any such regulatory or legal issues in any of the jurisdictions in which the Company operates.

Virotherapy technology

The recently licensed oncolytic virus technology is still in development. Success will depend on the Company's ability to develop the technology effectively, ensure it is approved by regulatory authorities throughout the world and, ultimately, ensure it is commercially successful. Although the Company believes that its oncolytic virus technology can be successfully developed and commercialised, no assurances to this effect can be given.

Sorafin technology

The Sorafin technology is still in development. Success will depend on Psiron's ability to develop the technology effectively, and find a suitable licensing or co-development partner for finalisation of development and commercialisation. Although the Company believes that its Sorafin technology can be successfully developed and commercialised, no assurances to this effect can be given.

Reliance on key contracts

Psiron has a number of key contracts in place and there is a risk that a negative result from one contract will have a significant negative effect on Psiron's financial performance. A summary of material contracts is contained in section 8 below.

Funding requirements

Psiron expects to continue to incur operating and net losses and negative cash flow from Company operations. They may increase for the foreseeable future, due primarily to increases in expenses for research and product development, should the research prove successful. The time required for the Company to reach or sustain profitability is highly uncertain and Psiron may not be able to achieve or maintain profitability. Moreover, if Psiron does achieve profitability, the level of any profitability cannot be predicted and may vary significantly.

The Company may need additional funds in the future to continue to develop and fund its business. However, to the extent that its capital resources are insufficient to meet future capital requirements, it may have to raise additional funds to continue the development of its technology. The Company may not be able to raise funds on favourable terms, or at all. The current operating plan could change as a result of many factors, and it could require additional funding sooner than anticipated. The Company's requirements for additional capital may be substantial and will depend on many factors, some of which are beyond its control, including:

(a) slower progress in research than anticipated;

(b) additional research required to be undertaken;

(c) competing technological and market developments;

(d) the cost of protection of patent and other intellectual property rights; and

(e) progress with commercialisation.

Technology development is inherently high risk and the above risks are not exhaustive. Other risks may become evident with further development of the technology and commercial relationships. The Company can give no assurance that all the Company's objectives can be satisfactorily achieved.

Key Personnel

Psiron is reliant on key personnel and the loss of such personnel may have a material effect on Psiron's performance.

Board Composition

On 10 April 2006 Mr Stephen Jones and Dr Wolf Hanisch resigned as Directors. Mr Dulhunty was appointed Executive Chairman.

Since that time, the Company has received requisitions from certain shareholders regarding the removal of the current directors and appointment of new directors. The Company has and will seek legal advice regarding the validity of such notices and intends on taking appropriate action required by the Corporations Act. The Company's ability to implement its business plans, including securing the Virotarg technology and other milestones necessary to commercialise the technology, may be impeded if there are any further changes to the Board. In particular, Dr Darren Shafren is considered to be integral to the Company's ongoing research and development programs.

Additionally, the Underwriting Agreement (see section 8.5) may be terminated if there is a significant change to the composition of the senior executives of the Company or of its board of directors without the approval of the Underwriter.

8. MATERIAL CONTRACTS

8.1 Prospectus disclosure

The Board considers that certain agreements relating to Psiron are significant to the Offer, the operations of Psiron or may be relevant to investors. Psiron is subject to continuous disclosure obligations and has previously made ASX announcements and ASIC lodgements as outlined in section 9.9. To assist shareholders' understanding of the rights and obligations of Psiron under these agreements, however, a summary of the important details of each agreement is set out below.

8.2 Virotherapy Licence

In August 2004, Psiron signed a licence with ViroTarg Pty Ltd, the University of Newcastle Research Associates Limited, Associate Professor Darren Shafren and SciCapital Pty Limited to research, develop and commercialise intellectual property relating to oncolytic viruses for the treatment of malignancies.

In summary:

- The research is currently being conducted at the University of Newcastle by Assoc. Prof. Darren Shafren.
- Psiron has paid and will continue to pay for the research budget for the project (as described in the section 'Use of Funds').
- Psiron has been granted a non-exclusive licence to exploit the technology. Although the licence is non-exclusive, the Board is not aware at this point in time, of any other entity that has been granted any type of licence to exploit the technology. As noted below, Psiron has the right to acquire all of the underlying intellectual property.
- A substantial number of contract milestones have been achieved. The contract provided for the payment of a total consideration of $5 million and issue of 22.5 million Psiron shares. While Psiron has the option of completing the payment earlier, the payment schedule is otherwise based upon R&D milestones agreed with the University planned to occur over the next eight months. The final payment due in cash is $2 million and 16.5 million Shares and is expected to be made subsequent to the completion of the Prospectus. Once the total consideration referred to above is paid and the requisite Psiron shares are issued, Psiron may call for the assignment of any or all of the registered rights and intellectual property in the technology such as patents, copyright, registered designs and registered and unregistered trademarks. This assignment is not subject to the achievement of the project milestones.
- Psiron pays for and is obligated to prosecute the patents relating to the technology.
- Psiron will be the absolute owner of all new intellectual property created or arising in the course of the Project ('Project IP') and will be entitled to be recorded as the owner in respect of all registered rights in respect of Project IP.
- A representative of Psiron and ViroTarg form the Project Management committee to monitor progress of the research and budget. This Committee will deal with disputes in the first instance. If not resolved, the assistance of technical experts can be sought, or senior executives of the parties and failing that, the Australian Commercial Disputes Centre Limited may be used for resolution.
- Psiron will pay a 3% royalty to ViroTarg on receipt of payments from third parties from licence of the technology.
- Psiron has no obligation to exploit the technology if it deems it uncommercial to do so.
- Until the payment to ViroTarg of the full consideration, Psiron may cease funding within a stream of the project if there is technical failure, if the research team becomes unavailable or

at its discretion with subsequent loss of rights to the relevant aspects of the technology, and certain residual payment obligations to allow projects to be wound up. This does not apply on completion of the full payment.

- For each of the cancer types being studied i.e. melanoma, breast, prostate, gastrointestinal, ovarian and lymphoid, the milestones are: identification of lead virus, proof of concept, CTN/CTX approval and first patient into study.
- Either party may terminate on unremedied non-performance or insolvency events.
- The licence agreement was initially subject to a number of conditions precedents which have now been either satisfied, waived or lapsed over time. Therefore, the licence agreement is now binding on the parties to the agreement in its entirety.

8.3 Canon Inc. and IDAL contract

Psiron together with the Australian Technology Innovation Fund Limited, jointly and severally, have guaranteed the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in a licence agreement between Canon Inc and IDAL. The agreement provides for royalties to be payable to IDAL on commercialisation by Canon. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL.

8.4 ATIF Loan

To ensure the availability of sufficient working capital, the Company has entered into an agreement with ATIF to borrow funds in the amount of $550,000 at commercial rates. The total amount outstanding at the date of this Prospectus is approximately $570,000. ATIF is currently considered to be a related party of the Company. Further details are contained in section 9.4.

8.5 Underwriting Agreement

Psiron and the Underwriter have entered into an underwriting agreement as at the date of this Prospectus ('**Underwriting Agreement**').

Underwriting

The Company appoints the Underwriter to underwrite the subscription of 44,069,335 Shares pursuant to the Offer. The Underwriter may appoint sub underwriters to underwrite all or any of the underwritten Shares.

Applications and allotment

The Offer and allotment of Shares must be carried out in accordance with the timetable, the Prospectus, the Corporations Act, the Listing Rules, the constitution of the Company and any other applicable law.

Payments

The Company must pay to the Underwriter an underwriting commission of 5% of the funds raised pursuant to the Offer and an advisory fee of $50,000.

In addition to the fees described above, the Company has agreed to pay the Underwriter for certain agreed costs and expenses incurred by the Underwriter in relation to the Offer.

The Underwriter may engage sub-underwriters at its discretion and pay related sub-underwriting fees. Additionally, the Underwriter may pay a handling fee to ASX participating brokers.

The Underwriter may, subject to the Corporations Act and ASX Listing Rules, sub-underwrite its obligations with related parties of the Company, including ATIF, provided such sub-underwriting is on the same terms as those for other sub-underwriters.

Termination

The Underwriter may terminate the Underwriting Agreement in a number of circumstances, including:

(a) **Misleading statement in the Prospectus:** a material statement in the Prospectus is found to be untrue, misleading or deceptive or it is found that the Prospectus contains a material omission;

(b) **ASIC stop order, hearing or investigation:** ASIC issues a stop order under section 739(1) or (3) of the Corporations Act, gives notice of intention to hold a hearing in relation to the Prospectus pursuant to section 739(2) of the Corporations Act, applies for an order under Part 9.5 of the Corporations Act in relation to the Prospectus or the Offer or commences any investigation, examination or hearing or gathers information under Part 3 of the ASIC Act in connection with the Prospectus or the Offer;

(c) **Notices concerning the Prospectus:** any person (provided that if that person is the Underwriter, the Underwriter must act in good faith) gives a notice under section 730 or section 733(3) of the Corporations Act or withdraws a consent previously given under section 720 of the Corporations Act, in relation to the Prospectus;

(d) **Lodgement of supplementary Prospectus:** a supplementary or replacement Prospectus is lodged under the Corporations Act without the prior written approval of the Underwriter (which approval may be withheld acting in its absolute discretion);

(e) **Changes in prospects of the Company:** any adverse change occurs in the condition, financial position or prospects of the Company or a related body corporate that is, in the Underwriter's reasonable opinion, material;

(f) **Breach of constitution:** the Company or any of its subsidiaries (if any) breaches its Constitution;

(g) **Breach of Material Contract:** any person breaches any material contract or any Material Contract is altered from the form presented to the Due Diligence Committee;

(h) **Termination of Material Contracts:** a Material Contract is terminated (whether by breach or otherwise), rescinded, altered or amended, without the prior consent of the Underwriter, or any such contract is found to be void, voidable or unenforceable;

(i) **Breach of Law or regulation:** the Company or any of its subsidiaries or any officer of the Company or a subsidiary contravenes any provision of the Corporations Act, the Listing Rules or any other legislation of the Commonwealth of Australia or any State or Territory of Australia which would, in the Underwriter's reasonable opinion, materially and adversely affect the Company or the Offer;

(j) **Prescribed Occurrence:** a 'prescribed occurrence' (as defined in the Underwriting Agreement) occurs in relation to the Company or any of its subsidiaries;

(k) **Insolvency:** an insolvency event occurs or, in the reasonable opinion of the Underwriter, is not unlikely to occur ;

(l) **Breach of agreement:** the Company or any of its subsidiaries is in breach of any provision of the agreement that, in the Underwriter's reasonable opinion, is material.

(m) **Breach of warranty:** any warranty given by the Company under the agreement is not true in any respect that is, in the Underwriter's reasonable opinion, material or has ceased to be true;

(n) **Conviction of Officers:** any officer of the Company or any of its subsidiaries is charged with or convicted of any criminal offence involving fraudulent or dishonest conduct;

(o) **Unapproved alteration of capital:** the Company alters, or announces an intention to alter, its capital structure or its constitution without the prior consent of the Underwriter (such consent not to be unreasonably withheld);

(p) **Unapproved encumbrances:** the Company or any of its subsidiaries gives security in favour of any person who is not a security holder at the date of this agreement;

(q) **Due Diligence Report:** the due diligence report is false or misleading or there is an omission from the due diligence report that is, in the Underwriter's reasonable opinion, material;

(r) **False or misleading information given to the Underwriter:** any information that is, in the Underwriter's reasonable opinion, material that was supplied at any time by or on behalf of the Company to the Underwriter in respect of any aspect of the Company or any of its subsidiaries or the Offer is or becomes misleading or deceptive;

(s) **Commencement of hostilities:** an outbreak of hostilities not presently existing or an escalation of hostilities occurs (whether war has been declared or not) or a terrorist act is committed involving any one or more of Australia, New Zealand, the United Kingdom, the United States of America, the Peoples Republic of China (including the Special Administrative Region of Hong Kong), the countries of the former Russian Empire (excluding wars or hostilities within those countries), Indonesia, Japan, or the Middle East;

(t) **Changes of Law:** the Australian Government adopts or announces any change in fiscal or monetary or taxation policy which would, in the Underwriter's reasonable opinion, materially and adversely affect the Company or the Offer;

(u) **Changes in Regulations:** a material change in any regulation relevant to the Company or the Offer is made or announced which would, in the Underwriter's reasonable opinion, materially and adversely affect the Company or the Offer;

(v) **Quotation on ASX:** 3 months or such other period agreed by the Underwriter elapses after the date of issue of the Prospectus without ASX granting re-quotation of the existing shares in the Company and quotation of the New Shares on the securities market operated by ASX;

(w) **Grant by ASX:** any grant of re-quotation by ASX is withdrawn or is made subject to any conditions other than the standard conditions;

(x) **Statements issued in breach of agreement:** a statement is issued in breach of the terms of the Underwriting Agreement;

(y) **Withdrawal of Prospectus:** the Company withdraws the Prospectus;

(z) **Significant Change to Management or Board:** there is a significant change to the composition of the senior executives of the Company or of its board of directors without the approval of the Underwriter (which approval may not be unreasonably withheld);

(aa) **Judgement:** A judgement in an amount exceeding $250,000 is obtained against the Company or any Subsidiary and is not set aside or satisfied within 5 Business Days;

(bb) **Requirement to repay Application Money:** any circumstance arises after the Prospectus is lodged a consequence of which is either that the Company is required to repay the money received from Applicants or to offer Applicants an opportunity to withdraw their Applications and receive a refund of their Application Money;

(cc) **Movement in the All Ordinaries Index:** the All Ordinaries Index of ASX is at any time on any 3 consecutive Business Days prior to allotment of the New Shares 90% or less of the level that Index attained at the close of trading on the Business Day before the date of signing the Underwriting Agreement;

(dd) **Movement in the S&P/ASX 200 Industrials Index**: the S&P/ASX 200 Industrials Index is at any time on any 3 consecutive Business Days prior to allotment of the New Shares 90% or less of the level that Index attained at the close of trading on the Business Day before the date of signing the Underwriting Agreement;

(ee) **Movement in the ASX Small Ords Index**: the ASX Small Ords Index is at any time on any 3 consecutive Business Days prior to allotment of the New Shares 90% or less of the level that Index attained at the close of trading on the Business Day before the date of signing the Underwriting Agreement;

(ff) **Movement in the S&P/ASX 200 Healthcare Index**: the S&P/ASX 200 Healthcare Index is at any time on any 3 consecutive Business Days prior to allotment of the New

Shares 90% or less of the level that Index attained at the close of trading on the Business Day before the date of signing the Underwriting Agreement; or

(gg) **No sub-underwriting agreement:** any of the following occurs in respect of ATIF acting as sub-underwriter:

(A) ATIF terminates its sub-underwriting Agreement with the Underwriter;

(B) ATIF does not subscribe for the Shortfall within 3 business days of the Underwriter receiving a Shortfall Notice;

(C) ATIF subscribes for the Shortfall on terms that are not acceptable to the Underwriter;

(D) The Underwriter reasonably forms the opinion that ATIF will not, or is unlikely to, subscribe for the Shortfall on terms acceptable to the Underwriter.

Representations and warranties in the underwriting agreement

The Company has provided certain representations and warranties to the Underwriter in relation to the Prospectus, the Company and the Offer.

Company indemnity

The Company indemnifies the Underwriter against claims, demands, damages, losses, costs, expenses and liabilities which the Underwriter, its officers, employees, related bodies corporate and advisers suffer, incur or are liable for in relation to the Offer, the Prospectus, the Underwriting Agreement, and in certain other related circumstances.

9.1 Terms of the New Shares

The terms and conditions of issue of the New Shares are as follows:

(a) The subscription price is $0.15 each;

(b) The New Shares may be subscribed for at any time before 5.00 pm on the Closing Date;

(c) New Shares issued pursuant to this Offer will rank pari passu with existing Shares in all respects.

9.2 Rights and Liabilities Attaching to New Shares

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights and liabilities attaching to all Shares including New Shares, which will be issued pursuant to this Issue. Full details are contained in the Constitution of the Company and the Corporations Act 2001 (Cth).

Voting at a General Meeting

Subject to any shares which may in the future be issued with special or preferential rights, every Shareholder present in person at a general meeting of the Company or by proxy, representative or attorney has one vote on a show of hands and, on a poll, one vote for each fully paid Share held. On a poll, partly paid Shares confer a fraction of a vote in proportion to the amount paid up on the Share.

Meetings of Members

Each Shareholder is entitled to receive notice of, attend and vote at meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution, the Corporations Act 2001 (Cth) and the ASX Listing Rules.

Dividends

The Directors may from time to time determine dividends to be distributed to Shareholders according to their rights and interests. The Directors may fix the time for distribution and the methods of distribution. Dividends are payable on all Shares in proportion to the amount paid up of the total issue price paid for the Shares. This is subject to any special or preferential rights attached to any class of shares created after the allotment of the Shares.

Transfer of Shares

Shares in the Company may be transferred by a proper transfer effected in accordance with the ASTC Settlement Rules, by any other method of transferring or dealing in Shares introduced by ASX and as otherwise permitted by the Corporations Act 2001 (Cth) or by a written instrument of transfer in any usual form or in any other form approved by the Directors that is otherwise permitted by the Corporations Act 2001 (Cth) or the ASX Listing Rules.

The Directors may decline to register a transfer of Shares (other than a proper transfer in accordance with the ASTC Settlement Rules) where the Company has a lien, the transfer is not in registrable form or where permitted to do so under ASX Listing Rules or the Corporations Act 2001 (Cth). If the Directors decline to register a transfer, the Company must, within the time prescribed by the ASX Listing Rules after the transfer is lodged with the Company, give the party lodging the transfer written notice of the refusal and the reason for refusal. The Directors must decline to register a transfer of Shares where registration of the transfer would result in a breach of the law or ASX Listing Rules.

Issue of Further Shares

The Directors may allot, issue or grant options in respect of, or otherwise dispose of, further Shares on such terms and conditions as they see fit. However, the Directors must act in

accordance with the restrictions imposed by the Constitution, ASX Listing Rules, the Corporations Act 2001 (Cth) and any rights for the time being attached to the shares in any special class of those shares.

Winding Up

If the Company is wound up, the liquidator may divide the whole or part of the property of the Company among the Shareholders and may determine that division as between the Shareholders (or classes of Shareholders) in accordance with their rights and interests in the Company.

Share Buy Backs

Subject to the provisions of the Corporations Act 2001 (Cth) and ASX Listing Rules, the Company may reduce or alter its capital including buying back Shares in itself.

Small Holdings

Subject to the ASX Listing Rules, the Company may sell the Shares of a Shareholder who holds less than a marketable parcel of Shares.

Directors

The minimum number of Directors is three.

Variation of Class Rights

Unless otherwise provided by the Constitution or by the terms of issue of a class of shares, the rights attaching to any class of shares may be varied or abrogated with the consent in writing of the holders of three-quarters of the issued shares included in that class or with the sanction of a special resolution passed at a separate meeting of the holders of those shares.

Dividend Reinvestment Plan and Bonus Share Plan

The Constitution of the Company authorises the Directors to establish and maintain dividend reinvestment plans (whereby any Shareholder may elect that dividends payable by the Company be reinvested by way of subscription for Shares in the Company) and bonus share plans (whereby any Shareholder may elect to forego any dividends that may be payable on all or some of the Shares held by that Shareholder and to receive an issue of fully paid Shares). To date the Directors have not resolved to establish such plans.

Alteration of Constitution

The Constitution can only be amended by special resolution passed by at least three-quarters of Shareholders present and voting at a general meeting of the Company. The Company must give at least 28 days written notice of its intention to propose a resolution as a special resolution.

A copy of the Constitution of the Company is available for inspection, free of charge, at the registered office of the Company.

9.3 Dividend Policy

The Company does not anticipate paying dividends for the forthcoming financial year.

9.4 Interests of Directors

Other than as set out below or elsewhere in this Prospectus, no Director:

(a) has or had at any time in the last 2 years an interest in the formation or promotion of the Company, or in any property acquired or proposed to be acquired by the Company in connection with the Offer or the formation or promotion of the Company, or the Offer; or

(b) has been paid or agreed to be paid an amount, or has been given or agreed to be given any other benefit, either to induce him to become, or to qualify him as a Director, or otherwise for services provided by him in connection with the formation or promotion of the Company or the Offer.

Interests in Securities

The Directors (and their associates) have the following relevant interests in securities of the Company as at the date of this Prospectus:

	SHARES		OPTIONS	
Directors	*Direct*	*Indirect*	*Direct*	*Indirect*
B Dulhunty	-	500,000	-	1,000,000
Dr Dennis Feeney	-	-	-	-
Professor Darren Shafren	1,024,000		2,000,000	-

Remuneration – Directors

The remuneration of the Directors is determined in accordance with the Constitution of the Company.

Details of the nature and amount of each element of the remuneration for each current Psiron director for the financial year ending 30 June 2005 are as follows:

	Directors' Fees	Superannuation	Salary	Consultants Fees	Total
Directors	$	$	$	$	$
B Dulhunty	35,000	3,150	-	-	38,150
D Feeney	27,083	2,437	-	37,500	67,020
D Shafren[1]	27,083	2,437	-	-	29,520

[1] D Shafren also received options during the year ended 30 June 2005 as part of the Virotarg licencing agreement. These options had a value of $220,000

Directorships – related parties

Mr Bryan Dulhunty is a director of InJet Digital Aerosols Limited. Psiron owns 45% of the share capital of this company. Mr Bryan Dulhunty is also Company Secretary of Analytica Ltd of which Psiron owns 26.7%. and CBio Limited of which the Company owns 4.8% of the issued capital.

Mr Dulhunty is a director of CoSA Pty Ltd, which was paid consulting fees of $54,085 by Psiron for the financial year ending 30 June 2005. The fees were charged on normal commercial terms for the provision of financial management and company secretarial services.

ATIF – related party

(a) Loan

The Company announced that on 6 April 2006, ATIF withdrew its offer of a $5 million facility, which was to be the subject of a Convertible Note Deed to be considered by Shareholders at an Extraordinary General Meeting. To ensure the availability of sufficient working capital, the Company reached agreement with ATIF to borrow funds in the amount of $550,000 at commercial rates. The Director's consider the arrangement to be on arm's length terms and no more favourable to ATIF than any other financier, should such a financier be available. The total amount outstanding at the date of this Prospectus is approximately $570,000. ATIF is currently considered to be a related party of the Company.

It is the current intention of both the Company and ATIF that the outstanding loan and interest will be repaid from the proceeds of the Offer. Notwithstanding this fact, should ATIF request and the Company believe it is in the interests of the Company, then subject to compliance with all applicable requirements of the Corporations Act 2001 (Cth) and ASX Listing Rules, the funds loaned and any interest payable in respect of the funds loaned, may be converted into shares in the Company.

(b) Sub-underwriting

The Underwriter may, subject to the Corporations Act and ASX Listing Rules, sub-underwrite its obligations with related parties of the Company, including ATIF, provided such sub-underwriting is on the same terms as those for other sub-underwriters.

Interests of Advisers

Other than as set out in this Prospectus, no person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus:

- has or had at any time in the last 2 years an interest in the formation or promotion of the Company, or in any property acquired or proposed to be acquired by the Company in connection with the Offer or the formation or promotion of the Company, or in the Offer; or
- has been paid or agreed to be paid an amount or agreed to be given any other benefit, either to induce them to become, or to qualify them as a Director, or otherwise for services rendered by them in connection with the formation or promotion of the Company or the Offer.

McCullough Robertson has been paid an amount of $50,000 (GST exclusive) in connection with services provided as solicitors to the Offer.

Bentleys MRI Resourcing Pty Ltd has been paid an amount of $10,000 (GST exclusive) in connection with services provided as independent accountants to the Offer.

9.5 Expenses of the Offer

The expenses of the Offer payable by the Company are estimated as approximately $480,000. These expenses include underwriting fees (see section 8.5), legal fees, brokerage, printing and other miscellaneous expenses. They will be borne by the Company.

9.6 Application moneys and interest

Moneys received from an Applicant on account of New Shares offered under this Prospectus will, until those New Shares are issued, be held by the Company in a bank account established and maintained by the Company for the purpose of depositing application moneys.

If, after the New Shares are issued, the Company remains liable to repay those moneys under section 723 of the Corporations Act 2001 (Cth), the Company will do so.

To the fullest extent permitted by law, each Applicant agrees that such moneys do not bear interest as against the Company and that any interest earned in respect of the application moneys paid into that account or kept in the separate account belongs to the Company, irrespective of whether or not all or any of the New Shares applied for by that Applicant are issued to that Applicant.

No New Shares will be issued on the basis of this Prospectus after the expiry date of this Prospectus, which is 13 months after the date of this Prospectus.

9.7 Consents to be named

None of the parties referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below. Each of these parties, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus, other than the reference to its name or a statement included in this Prospectus with the consent of that party as specified below:

(a) Link Market Services has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;

(b) McCullough Robertson has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;

(c) AXIS Financial Group (Australia) Limited has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named; and

(d) Bentleys MRI Resourcing Pty Ltd has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named

9.8 Directors' Responsibility Statement

The Directors state that they have made all reasonable enquiries and have reasonable grounds to believe that any statements by the Directors in this Prospectus are not misleading or deceptive and that in respect of any other statements made in this Prospectus by persons other than Directors, the Directors have made reasonable enquiries and have reasonable grounds to believe that the persons making the statement or statements were competent to make such statements, and that those persons have given their consent to the issue of this Prospectus and have not withdrawn that consent, before lodgement of this Prospectus with ASIC, or to the Directors' knowledge, before any issue of Shares pursuant to this Prospectus.

This Prospectus is prepared on the basis that certain matters may be reasonably expected to be known to investors or their professional advisers.

Each Director has consented to lodgement of this Prospectus with ASIC and has not withdrawn that consent.

9.9 Important Company documents

In accordance with Section 712 of the Corporations Act 2001 (Cth), the Company wishes to identify documents lodged with ASIC containing important information for investors, professional analysts and advisers. Such information is taken to be included in this prospectus under Section 712(3).

The Company is a disclosing entity subject to regular reporting and disclosure obligations. In particular, the Company is subject to continuous disclosure under Section 674 of the Corporations Act 2001 (Cth) and the ASX Listing Rules.

Any person may request, and the Company will provide free of charge, a copy of each of the following documents during the application period of this Prospectus:

Date	ASX Announcements	ASIC Lodgement
28/10/05	Annual Report	Disclosure Notice Form 7053A – (Annual Report)
31/10/2005	Psiron in North America	Disclosure Notice Form 7053A
02/11/2005	Dr Stephen Lambros of Psiron to present on the Company in New York	Disclosure Notice Form 7053A
08/11/2005	BresaGen expands into Mammalian Cell derived products	Change to Company Details Form 484 Change to Share Structure Form 4840 Notification of Share Issue Form 484G Disclosure Notice Form 7053A
09/11/2005	Reminder of Webcast presentation	Disclosure Notice Form 7053A
10/11/2005	New York presentation	Disclosure Notice Form 7053A

Date	ASX Announcements	ASIC Lodgement
15/11/2005	Share Purchase Plan	Disclosure Notice Form 7053A
22/11/2005	Chairman's address to AGM Results of Meeting	Disclosure Notice Form 7053A Disclosure Notice Form 7053A
25/11/2005	New Clinical Trial milestone reached	Disclosure Notice Form 7053A
28/11/2005	Berlin-Bremen Stock Exchange	Disclosure Notice Form 7053A
07/12/2005	Change of Director's Interest Notice	Disclosure Notice Form 7053A
12/12/2005	Extension of closing date for Share Purchase Plan	Disclosure Notice Form 7053A
14/12/2005		Change to Company Details Form 484 Change to Share Structure Form 4840 Notification of Share Issue Form 484G Change to Company Details Form 484 Change to Share Structure Form 4840 Notification of Share Issue Form 484G Change to Company Details Form 484 Change to Share Structure Form 4840 Notification of Share Issue Form 484G
16/12/2005	Appendix 3B	Disclosure Notice Form 7053A
20/12/2005		Change to Company Details Form 484 Change to Share Structure Form 4840 Notification of Share Issue Form 484G
21/12/2005	Cavatak receives Orphan Drug Designation from the FDA	Disclosure Notice Form 7053A
22/12/2005	Appendix 3B	Disclosure Notice Form 7053A
30/12/2005	Change of Director's Interest Notice	Disclosure Notice Form 7053A Change to Company Details Form 484 Change to Share Structure Form 4840 Notification of Share Issue Form 484G
16/02/2005		Change to Company Details Form 484 Change to Share Structure Form 4840 Notification of Share Issue Form 484G Change to Company Details Form 484 Change to Share Structure Form 4840 Notification of Share Issue Form 484G
23/01/2006	Change in substantial holding of ALT	Disclosure Notice Form 7053A
30/01/2006	Commitments Test Entity – Second Quarter Report	
01/02/2006	Board and Management Changes	
04/02/2006		Change to Company Details Appointment or Cessation of a Company Officeholder Form 484E
06/02/2006	Final Director's Interests Notice	

Date	ASX Announcements	ASIC Lodgement
	Business and Funding Plan	
08/02/2006		Change to Company Details Form 484 Change to Share Structure Form 4840 Notification of Share Issue Form 484G Disclosure Notice Form 7053A Disclosure Notice Form 7053A
10/02/2006	Commencement of Chief Medical Officer	Disclosure Notice Form 7053A
22/02/2006		Disclosure Notice Form 7053A
28/02/2006	Sorafin Update	Disclosure Notice Form 7053A
08/03/2006	Notice of General Meeting Half Yearly Report and Half Year Accounts	Disclosure Notice Form 7053A Disclosure Notice Form 7053A
20/03/2006	Appendix 3B – Placement	Disclosure Notice Form 7053A
28/03/2006		Change to Company Details Form 484 Change to Share Structure Form 4840 Notification of Share Issue Form 484G
30/03/2006	Company Update	Disclosure Notice Form 7053A
06/04/2006	Trading Halt Company Request for Trading Halt	Disclosure Notice Form 7053A Disclosure Notice Form 7053A
07/04/2006	Cancellation of Shareholders' Meeting	Disclosure Notice Form 7053A
10/04/2006	Suspension from Official Quotation Director Resignations	Disclosure Notice Form 7053A Disclosure Notice Form 7053A
11/04/2006	Withdrawal of DFS Equity Funding Proposal	Disclosure Notice Form 7053A
13/04/2006	Final Director's Interests Notice x 2	Disclosure Notice Form 7053A
19/04/2006	Appointment of Financial Advisors and Proposed Placement	Disclosure Notice Form 7053A
28/04/2006		Change to Company Details Appointment or Cessation of a Company Officeholder Form 484E
01/05/2006	Commitments Test Entity – Third Quarter Report	Disclosure Notice Form 7053A
04/05/2006	Placement of Shares	Disclosure Notice Form 7053A
09/05/2006	CBio Investment Update – results of Phase II Trial Appendix 3B	Disclosure Notice Form 7053A Appendix 3B Disclosure Notice Form 7053A ASX Progress Report
16/05/2006	Update on Investment in Analytica Limited	Disclosure Notice Form 7053A ASX Progress Report
17/05/2006	Further update on Investment in Analytica Limited	Disclosure Notice Form 7053A ASX Progress Report

Date	ASX Announcements	ASIC Lodgement
19/05/2006		Change to Company Details Form 484 Change to Share Structure Form 4840 Notification of Share Issue Form 484G
25/05/2006	Appendix 3B	Disclosure Notice Form 7053A Appendix 3B Change to Company Details Form 484 Change to Share Structure Form 4840 Notification of Share Issue Form 484G

ASX announcements are also available on the ASX website, www.asx.com.au. The following information may be of particular interest to investors, professional analysts and advisers:

- the Quarterly Report (Appendix 4C) for the period to 31 March 2006 (lodged on 1 May 2006);
- the Half Yearly Report and Half Yearly Accounts for the period to 31 December 2005 (lodged on 8 February 2006);
- the 2005 Annual Report, including audited financial statements for the period to 30 June 2005 (lodged on 28 October 2005).

The Directors rely upon Section 712(3) of the Corporations Act 2001 (Cth) with the inclusion by reference of material referred to above for full disclosure of relevant information to Shareholders for the purposes of Section 711 of the Corporations Act 2001 (Cth), including the name and extent of any Directors' interests or those of persons identified in Section 711(4) of the Corporations Act 2001 (Cth).

This Prospectus is signed for and on behalf of the Directors.

Mr Bryan Dulhunty
Executive Chairman
30 May 2006

AEST	Australian Eastern Standard Time
$	Australian Dollars unless otherwise stated
Analytica Ltd	Analytica Limited ACN 006 464 866
Applicant	A person who, or body corporate which, submits an Application
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited ACN 008 624 691
ASX Listing Rules	The listing rules of the ASX
ATIF or Australian Technology Innovation Fund	Australian Technology Innovation Fund Limited ACN 098 694 690
CBio Limited	CBio Limited ACN 094 730 417
Closing Date	The date on which the Offer closes being or such other earlier or later date as determined by the Company
Company or Psiron	Psiron Ltd ABN 12 010 657 351
Directors	The directors of the Company
Entitlement Offer	The pro rata 1 for 4 entitlement offer of New Shares to shareholders of the Company at the Record Date pursuant to this Prospectus
Entitlement Offer Closing Date	The date on which the Offer of New Shares to entitled shareholders of the Company closes
GST	Any goods and services tax imposed by any Australian Act which imposes GST
IDAL or Injet	Injet Digital Aerosols Limited ACN 104 014 379
Issue	The allotment and issue of New Shares under the Offer
Link Market Services	Link Market Services Limited ACN 083 214 537
New Shares	The new Shares in the Company offered under this Prospectus
Offer	The offer of New Shares and Shortfall Shares pursuant to this Prospectus as the context permits or requires
Option	The right of the holder to acquire a Share upon payment of the applicable exercise price
Personalised Entitlement Application Form	The Personalised Entitlement Application Form accompanying this Prospectus
Record Date	5 pm on 7 June 2006
SciCapital Pty Ltd	SciCapital Pty Ltd ACN 094 561 565
Share	A fully paid ordinary share in the capital of the Company
Shareholders	Holders of Shares in the Company at the Record Date
Subsidiary	Has the meaning given by section 46 of the Corporations Act 2001 (Cth)

Shortfall Application Form	The Shortfall Application Form attached to this Prospectus, for use by those who are not Shareholders as at the date of this Prospectus, but to whom the Company may issue New Shares which are not taken up under the rights issue
Shortfall Offer	the offer of Shortfall Shares pursuant to this Prospectus
Shortfall Offer Closing Date	The date on which the Offer of Shortfall New Shares to parties other than Shareholders closes
Shortfall New Shares	New Shares which are not taken up by Shareholders which form the remainder of New Shares which the Directors may issue at their discretion
ViroTarg Licence	the licence agreement summarised in section 8.2
ViroTarg Pty Ltd	ViroTarg Pty Ltd ACN 097 910 793

PSIRON LTD

ABN 12 010 657 351

Entitlement and Acceptance Form

WARNING: This document is important. The Prospectus ("Offer Document") should be read in full before an Application for New Shares is made. The Offer Document contains important information relevant to the decision to invest in Psiron Ltd. If you do not understand the Offer Document or this Form, you should consult your professional adviser before investing.

Share Holder Reference Number/
Holder Identification Number

Number of Shares held at 5:00pm
(Brisbane time) on 7 June 2006

Entitlement to New Shares on a 1 for 4 basis

Amount payable per New Share on Application at
A$0.15

Under the terms of the Offer, you have a pro-rata entitlement (Entitlement) to subscribe for New Shares in Psiron Ltd (Psiron). Investors will be required to pay A$0.15 per Share upon subscription.

You may also apply for additional New Shares above your Entitlement, although you are not assured of receiving New Shares applied for in excess of your Entitlement. If you decide not to take up your Entitlement at all, you do not need to take any action. The Offer closes at 5:00pm (Brisbane time) on 23 June 2006.

PLEASE COMPLETE BELOW (using block letters) – refer overleaf for details and further instructions on how to complete this Form.

I/We subscribe for the following number of New Shares and have completed the credit card section of the form, or attach a cheque or money order in Australian currency drawn on an Australian branch of a financial institution for the amount payable:

A Number of New Shares accepted (being not more than your Entitlement shown above)		**B** Number of additional New Shares applied for above your Entitlement		**C** Total number of New Shares accepted (add Boxes A and B)
	+		=	

D Amount enclosed, being Application Monies of A$0.15 per New Share applied for in Box C (multiply Box C x A$0.15 (and round up to the nearest cent if applicable)) **A$** ______

E **PLEASE INSERT CHEQUE OR MONEY ORDER DETAILS**

Cheques or money orders should be made payable to "Psiron Ltd" and crossed "Not Negotiable".

Cheque or Money Order Number	BSB	Account Number

Contact Details

F **PLEASE COMPLETE HERE** in case we need to contact you:

Phone Number (Home)	Phone Number (Work)	Contact Name
( )	( )	

THIS DOCUMENT RELATES TO THE PSIRON LTD OFFER DOCUMENT DATED 30 MAY 2006

OFFER CLOSES AT 5:00PM (BRISBANE TIME) ON 23 JUNE 2006

PSX EAC001

Terms and Conditions

Capitalised terms in this Entitlement and Acceptance Form ("Form") have the same meaning as in the Offer Document.

You agree to be bound by the provisions (as amended and as may be amended from time to time in the future) of the constitution of Psiron Ltd (Psiron).

You represent and warrant that:

- all details shown and statements made by you on this Form are complete and accurate and comply with the Offer Document;
- you are an Eligible Shareholder;
- your registered address is in Australia or New Zealand; and
- you understand that if you cannot make these representations and warranties, you may not use this Form to apply for New Shares and may not acquire New Shares under the Offer.

How to Complete the Entitlement and Acceptance Form

Please complete all relevant sections of this Form USING BLOCK LETTERS. These instructions are cross referenced to each section of the Form.

A. Acceptance of New Shares under the Entitlement and Acceptance Form

Details of your Shareholding and Entitlement as at 5:00pm (Brisbane time) on 7 June 2006 are shown overleaf.

You can accept either part of, or all of, your Entitlement. Please enter into Box A the number of New Shares you wish to accept from your Entitlement:

- to accept your Entitlement in full, please write in Box A the number of New Share Shares to which you are entitled; or
- to accept part of your Entitlement, please write in Box A the number of New Share for which you wish to apply.

If you do not indicate the number of New Shares you wish to apply for, Psiron may treat you as applying for as many New Shares as your accompanying cheque or money order will pay for.

B. Application for Additional New Shares

You can apply for more New Shares than your Entitlement. Please enter the number of additional New Shares above your Entitlement for which you wish to apply into Box B. Your Application for additional New Shares may not be successful (wholly or partially). The decision of Psiron on the number of New Shares to be allocated to you will be final. No interest will be paid on any Application Monies received or returned.

C. Total Number of New Shares Subscribed for

To calculate total number of New Shares subscribed for, add Box A and Box B and enter this in Box C.

D. Payment Amount

Insert the relevant amount of Application Monies. The Application Price is A$0.15 per Share. To calculate your Application Monies, multiply the number of Shares subscribed for by A$0.15, and round up to the nearest whole cent, if applicable. Amounts should be in Australian dollars. Please make sure the amount of your cheque(s) equals this amount.

E. Cheque or Money Order Details

Please enter your cheque or money order details in Section E.

Cheques or money orders must be drawn on an Australian branch of a financial institution in Australian currency and made payable to "Psiron Ltd" and crossed "Not Negotiable". If you provide a cheque or money order for the incorrect amount, Psiron may treat you as applying for as many New Shares as your cheque or money order will pay for.

F. Contact Details

Please enter your contact telephone numbers so we can contact you regarding your Application, if necessary.

Overseas Shareholders

The Offer Document and this Form do not constitute an offer of Shares in any jurisdiction outside of Australia and New Zealand, nor to any person (in any jurisdiction) to whom it would not be lawful to issue the Offer Document. The distrubution of the Offer Document and this Form in jurisdictions other than in Australia or New Zealand may be restricted by law. By applying for New Shares under this Form or by accepting this Offer, you represent and warrant that taking up your entitlement under the Offer or applying for additional New Shares does not breach any law in any relevant overseas jurisdiction.

Treatment of Application

Submission of a completed Form constitutes an irrevocable offer by the applicant Psiron to subscribe for New Shares on the terms set out in the Offer Document and in this Form.

If your Form is not completed correctly, or if the accompanying remittance is for the wrong amount, your Form may still be treated as valid. The decision by Psiron as to whether to treat your Form as valid and how to construe, amend or complete it, will be final.

Psiron may in its discretion reject any Form, including where the Form is not properly completed, where the remittance submitted with the Form is dishonoured, or where Psiron believes that a person or entity submitting a Form is not entitled to the Entitlement shown on the front of this Form.

If your Form is rejected, or is accepted in part only, the surplus Application Monies will be refunded after the Offer closes. Interest will not be paid on the Application Monies returned.

How to Lodge your Entitlement and Acceptance Form

A reply paid envelope is enclosed for your use. If mailed within Australia, no postage stamp is required. If mailed in New Zealand, the required postage must be applied. Alternatively, the completed Form with the accompanying payment may be mailed to the postal address, or delivered by hand to the delivery address, set out below or the completed Form containing your credit card details may be faxed to the number set out below. **Your completed Form and accompanying payment must be received by the Psiron Security Registry no later than 5:00pm (Brisbane time) on 23 June 2006.** Applications received after 5:00pm (Brisbane time) on 23 June 2006 may be rejected and Application Monies (without interest) returned to the Applicant.

Postal Address
Link Market Services Limited
GPO Box 1500
Sydney South NSW 1235

or

Hand Delivery
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

If you need help in completing this Entitlement and Acceptance Form, please contact the Registry on 02 8280 7454 between 8:30am and 5:00pm (Brisbane time) Monday to Friday.

SHORTFALL APPLICATION FORM AND GUIDE

Psiron Ltd

ABN 12 010 657 351

FOR REGISTRY USE ONLY

FOR BROKERS USE ONLY

Broker Code | Adviser Code

Offer of Shortfall New Shares Only

The Corporations Act 2001 (Cth) prohibits any person from passing onto another person this Shortfall Application Form unless it is attached to or accompanied by this prospectus.

Only for use by applicants after the Closing Date and before the Shortfall Closing Date

SRN / HIN

USE BLOCK LETTERS

INSTRUCTIONS ON HOW TO COMPLETE SECTIONS A-H ARE SET OUT ON THE REVERSE OF THIS FORM.

A I / WE APPLY FOR ______ Securities X A $0.15 B A $ ______

(Minimum 1,000 securities and then in multiples of 500 securities)

Please make sure that the amount of your cheque(s) equals this amount and is made payable to 'Psiron Ltd'

COMPLETE FULL NAME AND ADDRESS DETAILS

C INSERT CORRECT TITLE (MR/MRS/MISS/MS) GIVEN NAME(S) (IN FULL) SURNAME OR COMPANY NAME

INSERT CORRECT TITLE (MR/MRS/MISS/MS) GIVEN NAME(S) (IN FULL) SURNAME OR COMPANY NAME

D JOINT APPLICATION OR ACCOUNT DESIGNATION EG <SUPER FUND A/C>

E NUMBER/STREET OR PO BOX NO7

SUBURB OR TOWN STATE POSTCODE

F CONTACT NUMBER (DAYTIME) **CONTACT NAME**

PIN YOUR CHEQUE(S) HERE

G

DRAWER	BANK	BRANCH	AMOUNT OF CHEQUE	Please make Cheque(s) Payable to 'Psiron Ltd'
			$	
			$	

H I/we declare that this application is complete according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the constitution of Psiron Ltd. Returning the Shortfall Application Form with your cheque for the Application Monies will constitute your offer to subscribe for securities in Psiron Ltd.

NO SIGNATURE REQUIRED

YOU SHOULD READ THE PROSPECTUS CAREFULLY BEFORE COMPLETING THIS SHORTFALL APPLICATION FORM.

This Shortfall Application Form is for use by non-shareholders only. Do not use this form if you are taking up your entitlement under the rights issue.

How to Complete the Shortfall Application Form

Forward your completed application together with the application money to:

By mail: Link Market Services Limited
GPO Box 1500
Sydney South NSW 1235

By delivery: Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

Applications must be received by no later than 5.00PM 23 June 2006.

Please complete all relevant sections of the Shortfall Application Form using **BLOCK LETTERS**.

(a) Enter the NUMBER OF SECURITIES you wish to apply for. Applications must be for the minimum of 1,000 securities and thereafter multiples of 500 securities.

(b) Enter the TOTAL AMOUNT of application money payable. To calculate the amount multiply the number of securities applied for by $0.15 per security.

(c) Enter the FULL NAME(S) and TITLE(S) of all legal entities that are to be recorded as the registered holder(s). Refer to the name standards below for guidance on valid registration.

(d) Account designations are optional. In the case of three joint holders, the third name should be written in the account designation.

(e) Enter the POSTAL ADDRESS for all communications from the Company. Only one address can be recorded.

(f) Enter the daytime telephone numbers and contact person the registry can speak to if they have any queries regarding this application.

(g) Complete cheque details as requested. Payments must be made in Australian Currency and cheques must be drawn on an Australian Bank. Cheques or bank drafts must be made payable to "Psiron Ltd" and crossed "not negotiable".

(h) Before completing the Shortfall Application Form the applicant(s) declare(s) that he or she has read the prospectus to which the application relates. The applicant(s) agree(s) that this application is for securities in Psiron Ltd upon and subject to the terms of the prospectus, agree(s) to take any number of securities equal to or less than the number of securities indicated in box A that may be issued to the applicant(s) pursuant to the prospectus and declare(s) that all details and statements made are complete and accurate. It is not necessary to sign the Shortfall Application Form.

Ready Reckoner

This ready reckoner will help you calculate the money you need to pay at $0.15 per security									
Securities	Amount	Securities	Amount	Securities	Amount	Securities	Amount	Securities	Amount
10,000	$1,500	**15,000**	$2,250	**20,000**	$3,000	**30,000**	$4,500	**40,000**	$6,000

Correct Forms of Registrable Names

Note that ONLY legal entities are allowed to hold securities. Applications must be in the name(s) of natural persons, companies or other legal entities acceptable to the Company. At least one name given in full and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms or registrable names below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full not initials	Mr John Alfred Smith	JA Smith
Company Use the Company's full title not abbreviations	ABC Pty Ltd	ABC P/L or ABC Co
Joint Holdings Use full and complete names	Mr Peter Robert Williams & Ms Louise Susan Williams	Peter Robert & Louise S Williams
Trusts Use the trustee(s) personal name(s)	Mrs Susan Jane Smith <Sue Smith Family A/c>	Sue Smith Family Trust
Deceased Estates Use the executor(s) personal name(s)	Ms Jane Mary Smith & Mr Frank William Smith <Est John Smith A/C>	Estate of late John Smith or John Smith deceased
Minor (a person under the age of 18) Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Master Peter Smith
Partnerships Use the partners personal names	Mr John Robert Smith & Mr Michael John Smith <John Smith and Son A/C>	John Smith and Son
Long Names	Mr Jon William Alexander Robertson-Smith	Mr John WA Robertson-Smith
Clubs/ Unincorporated Bodies/ Business Names Use office bearer(s) personal name(s)	Mr Michael Peter Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds Use the names of the trustee of the fund	Jane Smith Pty Ltd <Super Fund A/C>	Jane Smith Pty Ltd Superannuation Fund



Appendix 3B



SEC MAIL
RECEIVED
PROCESSING
SEP 15 2006
WASH, D.C.
209
SECTION

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,175,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – existing class

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	15 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 May 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
176,277,338	Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,050,000	Unlisted Options
1,570,000	Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	2,175,000
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Allotment of shares on receipt of placement monies

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	176,277,338	ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original Signed .... Date: 25th May 2006
(Executive Chairman)

Print name: Bryan Dulhunty ....

Attachment A

Unquoted Options

A schedule of all options and their exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	2009	$0.200	200,000
Various employees	2010	$0.200	200,000
			1,570,000
Other Options			
IJong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
Mr Greg Williams	1 Aug 2010	25c, 35c, 45c	450,000
			13,050,000


psiron
innovation in bioscience



Date: 17th May 2006

ASX Release: Further update on investment in Analytica Limited

---

Listed entity, Analytica Limited (ALT) has today announced the signing of a patent license agreement with its newly formed joint venture company in Hong Kong. The license agreement grants to the licensee Joint Venture Company sole world wide license to commercialize the Intellectual Property Rights for Analytica's Constant Flow Auto Burette, Analytica's Retractable Needle and Analytica's Retractable Syringe Technologies.

The Analytica Limited public announcement is attached.

Psiron owns 26.7% of the share capital of Analytica Ltd.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


ANALYTICA
SAFER MEDICAL DEVICES

ASX Release

Date: 17 May 2006

Subject: Signing of Joint Venture Agreement

Analytica Limited today announced the signing of a patent license agreement with its newly formed joint venture company in Hong Kong. The license agreement grants to the licensee Joint Venture Company sole world wide license to commercialize the Intellectual Property Rights for Analytica's Constant Flow Auto Burette, Analytica's Retractable Needle and Analytica's Retractable Syringe Technologies.

It is anticipated that the Constant Flow Auto burette will be registered for sale in Australia and New Zealand during the third or fourth quarter this calendar year. Registration of the Auto burette will follow for Europe, Asia and North America. This license agreement will enable Analytica to receive both royalty payments from these sales and to share in the profits of its Joint Venture Company.

Commercialization of the Retractable Needle and that of the Retractable Syringe Technology will follow that of the Auto Burette.

Dr. Michael Monsour
Chairman

ANALYTICA LTD (ABN 12 006 464 866)
(BTP) Brisbane Technology Park, Level 1, 85 Brandl Street
Eight Mile Plains, QLD 4113
telephone +61 7 3295 0599 facsimile +61 7 3295 0590
www.analyticaltd.com


psiron
innovation in bioscience



Date: 16th May 2006

ASX Release: Update on investment in Analytica Limited

Listed entity, Analytica Limited (ALT) has today announced the formation of a joint venture company in Hong Kong with Zhejiang Lingyang Medical Apparatus Company of Linhai China and J & J Stamina company of Taiwan. The joint venture company is expected shortly to sign a license agreement with Analytica Ltd to manufacture and distribute Analytica new constant flow auto burette and Analytica's retractable needle and syringe technologies.

The Analytica Limited public announcement is attached.

Psiron owns 26.7% of the share capital of Analytica Ltd.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


ANALYTICA

SAFER MEDICAL DEVICES

ASX Release

Date: 16 May 2006

Subject: Signing of Joint Venture Agreement

Analytica Limited today announced the formation of a joint venture company in Hong Kong with Zhejiang Lingyang Medical Apparatus Company of Linhai China and J & J Stamina company of Taiwan. The joint venture company is expected shortly to sign a license agreement with Analytica Ltd to manufacture and distribute Analytica new constant flow auto burette and Analytica's retractable needle and syringe technologies. Analytica will own 45% of the joint venture company.

Zhejiang Lingyang Medical Apparatus Company is a well established major manufacturer of class 11a medical devices in China. It sells its products not only in China but also exports to India, South East Asian countries, the Middle East and Europe. Zhejiang Lingyang Medical Apparatus Company has CE Certification for its syringe, hypodermic needles, burettes and infusions sets, granted by European notified body TUV Product Service Gmbh, (0123) Germany. Existing CE certification is a significant factor in Analytica Ltd's management aim to have these products on the Australian Therapeutic Goods Register by the end of June 2006. This will enable the Joint Venture Company to sell into Australia the complete range of Medical devices currently made in China by Zhejiang Lingyang Medical Apparatus Company.

It is also anticipated that the new Joint Venture Company will have its own products manufactured by Zhejiang Lingyang Medical Apparatus in China for export to Australia, New Zealand, Asia, The Middle East, Europe and North America.

Dr. Michael Monsour
Chairman

ANALYTICA LTD (ABN 12 006 464 866)
(BTP) Brisbane Technology Park, Level 1, 85 Brandl Street
Eight Mile Plains, QLD 4113
telephone +61 7 3295 0599 facsimile +61 7 3295 0590
www.analyticaltd.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,957,336
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – existing class

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	15 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 May 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	174,102,338	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,050,000 1,570,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	11,957,336
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Allotment of shares on receipt of placement monies

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
174,102,338	ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original Signed .... Date: 9th May 2006
(Executive Chairman)

Print name: Bryan Dulhunty ....

Attachment A

Unquoted Options

A schedule of all options and their exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	2009	$0.200	200,000
Various employees	2010	$0.200	200,000
			1,570,000
Other Options			
IJong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
Mr Greg Williams	1 Aug 2010	25c, 35c, 45c	450,000
			13,050,000



psiron
innovation in bioscience



SEC MAIL PROCESSING
RECEIVED
SEP 1 5 2006
WASH, DC
209
SECTION

Date: 9th May 2006

ASX Release: Update on investment in CBio Limited

CBio Limited has today formally announced the completion of the first Phase 2a trial in Rheumatoid Arthritis in 23 patients. The CBio Limited public announcement is attached.

CBio is also concluding studies in both Phase II clinical trials in multiple sclerosis and psoriasis.

Psiron owns 1.2 million shares in CBio Limited, 5% of the share capital of the company.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com



Biopharmaceuticals

Completion of Phase 2a clinical trial in Rheumatoid Arthritis

Release dated 9 May 2006

CBio has today formally completed the first Phase 2a trial in Rheumatoid Arthritis in 23 patients.

The results in this exploratory study met all expectations and confirm the high potential of CBio's product XToll™ (Chaperonin 10) in treating Rheumatoid Arthritis and potentially other autoimmune and chronic inflammatory diseases.

XToll™ has been shown to work by a mode of action different to the existing anti-TNF therapies and with a good safety profile.

Results of the clinical trial and mode of action studies are being submitted to international peer reviewed journals for publication.

The clinical trial was carried out in Melbourne (Dr Stephen Hall of Emeritus Research), Perth (Dr Andrew Taylor of Goatcher Clinical Research Unit) and Maroochydore (Dr Peter Nash, Rheumatology Research Unit, Coast Joint Care).

The Principal Investigator, Dr Stephen Hall stated "this novel compound showed great promise with minimal side-effects in this small, preliminary study".

CBio will now progress the further commercial development of XToll™.

For further information please contact:

Dr Dennis Feeney
Chief Scientific Officer
Ph. 07 38414844
Fax 07 38418189
Mobile 0412617311

Dr Wolf Hanisch
Chief Executive Officer
Ph. 07 38414844
Fax 07 38418189
Mobile 0412339460

Contact:

85 Brandl Street
Brisbane Technology Park
Eight Mile Plains
Qld 4113 Australia

PO Box 8104
Sunnybank Plaza
Sunnybank
Qld 4109 Australia

Ph: 61 7 3841 4844
Fax: 61 7 3841 8189

www.cbio.com.au

ABN: 76 094 730 417
ACN: 094 730 417


psiron
innovation in bioscience

Date: 4th May 2006

ASX Release: Placement of Shares

As foreshadowed in the Company's announcement of 19 April, we have been working with Axis Financial Group (Australia) Limited towards completing a private placement of up to 23.0 million new ordinary shares at 15 cents per share to raise up to $3.45 million.

As of today's date, we have completed the placement of 12.0 million shares ($1.8 million). Based on commitments received, it is expected that additional shares will be placed shortly.

With the assistance of Axis, the Company is also addressing the longer term funding requirements and is working towards having an underwritten rights issue prospectus in the market in June 2006.

The Company will then apply for re-quotation of the Company's shares on the Australian Stock Exchange.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Psiron Limited

ABN

12 010 657 351

Quarter ended ("current quarter")

31 March 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(689)	(1,367)
	(b) advertising and marketing	-	-
	(c) research and development	(613)	(1,765)
	(d) leased assets	-	-
	(e) other working capital	(318)	(1,143)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	1	26
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	**(1,619)**	**(4,249)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,619)**	**(4,249)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	(5)
	(c) intellectual property	-	-
	(d) physical non-current assets	-	(76)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e)other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material) rental security deposit	(6)-	16
	Net investing cash flows	(6)	(65)
1.14	**Total operating and investing cash flows**	**(1,625)**	**(4,314)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	555	2,802
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	300	300
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	(40)	(40)
	Net financing cash flows	815	3,062
	Net increase (decrease) in cash held	**(810)**	**(1,252)**
1.21	Cash at beginning of quarter/year to date	966	1,408
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**156**	**156**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	460
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 This amount includes payments on resignation of $232k to a former executive director who resigned in February 2006.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	156	966
4.2 Deposits at call		
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	156	966

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed...Date: 30 April 2006.
(Director)

Print name: Bryan Dulhunty..


psiron
innovation in bioscience



Date: 19th April 2006

ASX Release: Appointment of Financial Advisers and proposed Placement of Shares

---

The Company is pleased to announce that it has today appointed AXIS Financial Group (Australia) Limited as the Company's exclusive Financial Advisers and Lead Managers for a proposed placement of shares.

AXIS Financial Group has agreed to assist the company in placing up to $3.45m at 15 cents per share.

AXIS Financial Group will also be engaged in addressing the Company's longer term financing requirements and re-quotation of shares on the ASX.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Psiron Ltd**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Stephen Jones
Date of last notice	30 December 2005
Date that director ceased to be director	10 April 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Ordinary shares 682,500

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Psiron Ltd
ABN	12 010 657 351

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr Wolfgang Hanisch
Date of last notice	31 December 2004
Date that director ceased to be director	10 April 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,500,000 unlisted options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	


psiron
innovation in bioscience



Date: 11th April 2006

ASX Release: Withdrawal of DFS Equities Funding Proposal

The Company has today been advised by DFS Equities that its current funding proposal has lapsed.

The Company is currently reviewing alternative funding proposals and is confident that a long term funding option for the company will be announced in the near future.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


psiron
innovation in bioscience



Date: 10th April 2006

ASX Release: Resignation of Directors

Mr Stephen Jones, Executive Chairman and Dr Wolf Hanisch have today resigned as directors of the company.

Psiron is engaged in intensive discussions for the acquisition of working capital to secure its immediate and mid-term requirements. On 6 April, 2006, Australian Technology Innovation Fund Limited ("ATIF") withdrew its offer of a $5 million facility, which was to be the subject of a Convertible Note Deed to be considered by shareholders at an Extraordinary General Meeting. Mr Jones and Dr Hanisch are directors of ATIF and have a minority shareholding in it.

Prior to ATIF withdrawing that offer, another shareholder, Datatech Financial Services Pty Ltd had criticised the presence of Mr Jones and Dr Hanisch on the board. Datatech is now seeking to become a financier to Psiron.

At the same time, ATIF has agreed to resume short term, unsecured funding to the company, and advised that it remains willing to fund the company over the short term under existing arrangements. It further advises that it wishes to pursue a funding package for Psiron's benefit.

Mr Jones and Dr Hanisch have said that they do not wish to be the subject of continued criticism and that they believe it is vital that any transaction into which the company enters at this time cannot possibly be impeached by suggestions of conflict of interest or impropriety, irrespective of the facts that their interest in ATIF has been disclosed repeatedly over the years, and that the proposed funding transaction was to be the subject of shareholders' approval.

They have wished the company well in the current challenging environment

Mr Dulhunty has also decided to resign his position as Company Secretary of ATIF to ensure this role does not create any future potential conflicts.

Mr Bryan Dulhunty has been elected Executive Chairman.

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


RECEIVED
SEP 15 2006
WASH, D.C.
209
SECTION


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

10 April 2006

Psiron Ltd

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Psiron Ltd (the "Company") will be suspended from quotation immediately, at the request of the Company, pending release of an announcement regarding the Company's long term funding.

Security Code: PSX

Emma Badhni
Adviser, Issuers (Sydney)


psiron
innovation in bioscience

Date: 10th April 2006

ASX Release: Request for suspension

The Company wishes to request the trading in Psiron Limited be immediately suspended pending a future announcement in relation to long term funding

The company is engaged in intensive discussions for the acquisition of working capital to secure its immediate and mid-term requirements which we hope to resolve in the near future.

The implementation of long term funding is expected to end suspension of the company,

We are not aware of any reason the company's securities should not be suspended.

Mr Bryan Dulhunty
Company Secretary.

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


psiron
innovation in bioscience


SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
WASH, D.C.
209
SECTION

Date: 7th April 2006

ASX Release: Cancellation of Shareholders Meeting due to be held on 12th April 2006

The Company wishes to advise that it has cancelled the Shareholders Meeting due to be held on 12th April 2006.

The reason for the request is that Australian Technology Innovation Fund Limited (ATIF) has withdrawn its offer to the Company to provide up to $5million of funds to the Company under a Convertible Note Facility. The offer was to be considered by Shareholders at an Extraordinary General Meeting on 12 April 2006.

ATIF has cited the following reasons for withdrawing its offer:-

- One shareholder, Datatech Financial Services Pty Limited ("DFS") has alleged that ATIF's funding package involves improper conduct on the part of certain members of the Board of the company. The board emphatically rejects these allegations;
- DFS has now foreshadowed an attempt to requisition an Extraordinary General Meeting of the company, for the purpose of removing all of the members of the board;
- These allegations, although baseless, have cast a pall on the proposed transaction and opprobrium to ATIF, its directors, officers and associates; and, thereby, Psiron and its directors.

The company had also, very recently, been in advanced discussions for the placement of approximately 20 million of its shares for cash to institutions. That transaction was an alternative funding facility to the proposed transaction with ATIF. DFS's allegations, and its foreshadowed attempt to remove all of the directors, have also prevented the Company from closing this transaction.

The directors concerned (Mr SG B Jones and Dr W H Hanisch) have advised they intend shortly to commence legal proceedings against DFS and its associates in respect of these allegations.

These actions by Datatech and its associates have downgraded Psiron as an investment prospect for ATIF and other prospective institutional funders and have cast doubt on the Company's recent initiatives in Clinical development of its Cavatak product. It is possible that the Company's capacity to conduct clinical trials has been detrimentally affected.

In January 2006, the company received, considered and rejected a proposal from Datatech to provide some cash and to act as an underwriter of the sale by Psiron of its shares in CBio Limited. The company believed that Datatech's proposal significantly undervalued the CBio

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

shares and entertained significant doubt about the ability of Datatech to perform its obligations as an underwriter of the proposal.

These circumstances have combined to frustrate the board's attempts to finalise a firm placement of 20 million shares for cash.

The directors are seeking a resolution of this impasse. The Company hopes that in the period of the trading halt, this impasse will be resolved.

Executive Chairman
Stephen Jones


psiron
innovation in bioscience


SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
WASH, D.C.
209
SECTION

Date: 6th April 2006

ASX Release: Request for trading halt

Pursuant to listing rule 17.1 we apply for a trading halt in relation to the securities of Psiron Limited.

The trading halt is requested on the basis of an announcement pending.

It is expected that the announcement will be made prior to the commencement of trading on Monday 10 April 2006.

Psiron Limited is not aware of any reason that a trading halt should not be granted.

Bryan Dulhunty
Company Secretary

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

6 April 2006

Psiron Ltd

TRADING HALT

The securities of Psiron Ltd (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 10 April 2006 or when the announcement is released to the market.

Security Code: PSX

Emma Badhni
Adviser, Issuers (Sydney)


psiron
innovation in bioscience



ASX Release: 30th March 2006

Operational Update:

The Company is pleased to announce that the last of the three patients on the Company's initial Phase 1 melanoma trial has now been injected with virus. The results of this trial will be announced when available.

The Company is also rapidly accelerating its clinical development program and the Company expects to be able to announce shortly the approval of up to two other trials in cancer patients.

Investment Update:
CBio Limited:

The Company owns 1.2 million shares in CBio Limited. This represents 5% of the share capital of CBio Limited. CBio limited has advised the company that scientific progress in CBio is significant. CBio is in the process of concluding three early Phase II clinical trials in multiple sclerosis, rheumatoid arthritis and psoriasis. At this stage all studies are progressing well and meeting all CBio's expectations in terms of implementation.

It is hoped that the investment in CBio Limited will return cash to the benefit of Psiron in the near term and thus complete Psirons funding.

Funding:

The Company is currently reviewing a number of funding options recently put to the Company.

These funding options will obviate the need for the Company to access funding under the Convertible Note facility which is subject to shareholder approval on 12 April 2006. As has been stated the Convertible Note facility was always a last resort facility. If the Company is able to avail itself of these alternative funding options then the Company will cancel the shareholders meeting scheduled to be held on 12 April 2006.

Stephen Jones
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


psiron
innovation in bioscience



ASX Release: 20th March 2006

Funding: The Company wishes to announce the finalisation of its $2.1 placement at 17.5 cents per share and the provision of unsecured funding by Australian Technology Innovation Fund Limited.

1) Appendix 3B: Finalisation of previously announced placement:

The Company has now completed its previously announced $2.1m placement at 17.5 cents per share. The attached 3B seeks quotation of the balance of shares not previously advised to the market.

2) Unsecured Funding:

The Notice of Meeting recently sent to shareholders the company stated that the Company would advise the market when it needed to call upon an unsecured funding from Australian Technology Innovation Fund Limited. We advise that Psiron will today request $100,000 of funding. It is expected additional funding will be called upon prior to the 12 April 2006 shareholders meeting.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares Unlisted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,145,732 ordinary shares 100,000 unlisted options under the employee share scheme
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – existing class Unlisted Options – exercise price 20 cents 5 year expiry

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	4,479,066 shares at 17.5 cents per share (placement) 666,666 shares at 12 cents (exercise of options) Unlisted options - Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	896,918 shares on 15 March 2006 3,582,148 shares on 3 February 2006 666,666 shares on 31 December 2005 100,000 unlisted options 31 December 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
162,145,002	Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,050,000	Unlisted Options
1,570,000	Unlisted employee share scheme options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	5,145,732
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Allotment of shares on receipt of placement monies

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	162,145,002	ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original Signed .... Date: 20 March 2006
(Company Secretary)

Print name: Bryan Dulhunty ....

Attachment A

Unquoted Options

A schedule of all options and their exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	2009	$0.200	200,000
Various employees	2010	$0.200	200,000
			1,570,000
Other Options			
IJong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
Mr Greg Williams	1 Aug 2010	25c, 35c, 45c	450,000
			13,050,000


SEC MAIL
PROCESSING
SEP 15 2006
WASH, D.C.
SECTION

Psiron Limited

ABN 12 010 657 351

Notice of General Meeting

to he held on

12 April 2006
10am

QUAY WEST
98 Gloucester St The Rocks
Sydney, NSW 2000

PSIRON LTD
ABN 12 010 657 351

CHAIRMAN'S LETTER TO SHAREHOLDERS

Dear Shareholder

By the attached Notice of Meeting the directors are convening a meeting of members to consider and hopefully approve a financing package to enable Psiron to fund its ongoing research and development of its Virotherapy technology.

Shareholders are being asked to approve Psiron accessing the Convertible Note facility currently provided by Australian Technology Innovation Fund Limited (ATIF). Shareholders initially approved the establishment of this facility in 2002.

To access this facility, Psiron is required to seek shareholder approval as ATIF is a related party of Psiron due to common directors Dr W Hanisch and myself.

Psiron needs to access this facility, as directors believe this is the only viable, timely and sufficient source of cash to enable the company to continue to develop its Virotherapy technology. In the past six months, Psiron has attempted to raise funds by means of a private placement and a share purchase plan. Neither of these fund raisings has provided sufficient working capital to enable the Company to continue to fund its ongoing research and development of its Virotherapy technology.

It is expected that by the middle of March 2006 and prior to this meeting, the Company will need to seek unsecured loan funding from ATIF to meet its operational funding requirements. ATIF is prepared to advance these unsecured funds on the expectation of the approval of the use of the facility by Psiron shareholders. On approval of the use of the facility, convertible notes will be issued and the loans made will form part of the convertible note facility.

If ATIF does not provide loan funds and the convertible note is not approved and in the absence of an alternate unconditional, viable and more beneficial (to shareholders) proposal producing immediate cash for the company's use (including the immediate retirement of both principal and interest due to ATIF) then the directors at the close of the meeting will immediately meet to assess the position of the Company. In the absence of liquid funds or a suitable alternative proposal, there is no guarantee that Psiron will be able to continue as a going concern. If such a position is reached an administrator may need to be appointed for continued compliance with the Corporations Act.

Simply put, the Company needs to access funding to see it through to beyond December 2006 of an additional (approximately) $7 million. If it cannot do so in a timely manner then the business cannot continue.

The Company has considered a range of options as alternates to the recommended proposal from ATIF including the disposal of some or all of the Company's investments in CBio, InJet Digital Aerosols and Analytica.

In particular it is likely that the Company could sell its investment in CBio to fund the company for the short term. However the directors unanimously agree this is not the best course of action for the Company.

The Company needs additional equity funding. The disposal of assets does not achieve an equity outcome in a continual loss maker. It instead erodes the company's equity base, thus worsening shareholders funds. Psiron will continue as a loss maker until or in the alternate, it develops an anti-cancer compound attractive to major pharmaceutical partners.

CHAIRMAN'S LETTER TO SHAREHOLDERS

The directors also believe the Company is likely to substantially benefit from maintaining its holding in CBio at this time As Chairman of CBio I have publicly stated that I expect a very significant increase in the value of CBio shares in the current calendar year. All Psiron directors unanimously agree that Psiron's holdings in CBio should be maintained at this time so that all Psiron shareholders can equally realise and accrue the value of this holding to their respective shareholdings in Psiron.

The proposal if adopted will initially result in ATIF providing up to $2 million (including funds advanced prior to the date of this meeting) and this will result in the issue of approximately 16 million shares to ATIF (based on current market prices) which with its current holding of 5 million shares will result in ATIF owning 21 million shares or about 11% of the issued capital of Psiron. The balance of the funding needed it is hoped, will emerge from the Company's investment in CBio Limited. If this does not eventuate and in the absence of some better alternative the Company will need to further access the ATIF funding facility which will entail another shareholders meeting being convened.

The ATIF proposal is a financial benefit for ATIF because of the discount price that the facility provides ATIF in acquiring Psiron shares. It should however be noted that the September 2005 placement that the Company effectuated was (as are almost all fund raisings) at a discount to market. Almost all fund raising are dilutional of existing shareholders. That is to say, the Convertible Notes facility is on terms no more favourable to ATIF than that which could be obtained dealing on an arm's length basis with another party, were there indeed a party willing to extend additional funding to Psiron at this stage of its development.

Both Dr Wolf Hanisch and I are directors of Psiron and ATIF and major shareholders in ATIF so along with ATIF we are deemed to be related parties of Psiron. In addition to potentially obtaining a benefit from the transaction, we also carry the associated and considerable risk of the investment.

It is hoped that the $2 million draw by Psiron against the facility provided by ATIF will be sufficient to enable the devolvement on very favourable terms of part or all the Company's holdings in CBio Ltd or even instead the receipt of a dividend and or return of capital form the Company's investment in CBio shares.

Taking into account all of the material circumstances, the non-associated directors have prepared a report for shareholders (which is annexed to the Notice of Meeting and Explanatory Memorandum) and conclude that the proposal is in the best interests of the Company as a whole.

Accordingly, each Director of the Company has voted in favour of putting approval of drawdown of the facility to Shareholders and recommends shareholders vote in favour of Resolutions 1 and 2.

The Board also recommends that shareholders vote in favour of Resolution 3. This is an unrelated resolution, which seeks approval in connection with various share issues under contractual milestones related to the Virotarg intellectual property. The effect of the resolution is to maintain the Company's flexibility to issue capital in the future.

Yours faithfully

Stephen Jones
Chairman

PSIRON LTD
ABN 12 010 657 351

NOTICE OF GENERAL MEETING

A General Meeting of Psiron Ltd ("Company") will be held at 10am on 12th April 2006 at the Gloucester Room, 98 Gloucester Street The Rocks Sydney, NSW 2000

Ordinary Business

1. **Extension of Convertible Notes Facility and Issue of Convertible Notes - ASX Listing Rules 7.1 and 10.11**

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That approval is given for the Company to enter into the Convertible Notes Agreement replacing, updating and extending the Company's existing Facility, and further under rules 7.1 and 10.11 of the Listing Rules of the Australian Stock Exchange for the issue of a maximum of 50 convertible notes to Australian Technology Innovation Fund Limited (ACN 098 694 690) at an issue price of $100,000 per note and on the other terms and conditions set out in the Convertible Notes Agreement (including the conversion of the convertible notes and issue of related ordinary shares), a summary of which is contained in the Explanatory Memorandum which accompanies the notice convening this meeting.'

2. **Acquisition of a relevant interest - Corporations Act, section 611 item 7**

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That approval is given under item 7 of section 611 of the Corporations Act 2001 (Cth) and for all other purposes, for the acquisition by Australian Technology Innovation Fund Limited (ACN 098 694 690) under the Convertible Notes Agreement, of a relevant interest in the voting capital of the Company as set out in the Explanatory Memorandum which accompanies this Notice of General Meeting.'

3. **Future share issues under the Virotarg Licence Agreement**

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That approval be given for all purposes, including the requirements of ASX Listing Rule 7.1, for the issue of up to 3,000,000 fully paid ordinary shares in the Company to ViroTarg Pty Ltd ABN 43 097 910 793 or, at the direction of ViroTarg Pty Ltd ABN 43 097 910 793 to one or more of Dr Darren Shafren, The University of Newcastle Research Associates ABN 97 000 710 074 and SciCapital Pty Limited ACN 094 561 565, pursuant to the terms of the ViroTarg Development and Licence Agreement, as detailed in the Explanatory Memorandum.'

By Order of the Board

B Dulhunty
Company Secretary
Date 8th March 2006

Voting Exclusion Statement

Under Rule 14.11 of the Listing Rules of Australian Stock Exchange Limited and item 7 of section 611 of the Corporations Act, the Company will disregard any votes cast on certain resolutions in this Notice of Meeting as follows:

Resolution		**PERSONS EXCLUDED FROM VOTING**
1	Entry into Convertible Notes Agreement and issue of Convertible Notes - ASX Listing Rules 7.1 and 10.11	-Australian Technology Innovation Limited and any of its associates; and - a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed and any associate of that person (or those persons).
2	Acquisition of relevant interest - Corporations Act, section 611 item 7	Australian Technology Innovation Limited and any of its associates
3	Future share issues under Virotarg Licence Agreement – ASX Listing Rule 7.1	ViroTarg Pty Limited, The University of Newcastle Research Associates Limited, Dr Darren Shafren or SciCapital Pty Limited and any associate of any of those persons ViroTarg Pty Limited, The University of Newcastle Research Associates Limited, Dr Darren Shafren or SciCapital Pty Limited and any associate of any of those persons.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a member who is entitled to vote, in accordance with the directions on the proxy form; or

- it is cast by the Chairman as proxy for a member who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides and the member who is entitled to vote has indicated on the proxy form that the Chairman may vote as a proxy in relation to each resolution to which the voting exclusion relates.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum forms part of the Notice of General Meeting. This Explanatory Memorandum is an important document and should be read carefully in its entirety by all shareholders.

EXPLANATORY MEMORANDUM TO RESOLUTIONS 1 AND 2 – EXTENSION OF CONVERTIBLE NOTES FACILITY, ISSUE OF CONVERTIBLE NOTES AND ACQUISITION OF RELEVANT INTEREST.

BACKGROUND

Introduction

The Company needs to source additional cash to ensure sufficient working capital is available to fund its ongoing development and commercialisation of its anti-cancer business.

The Directors of the Company believe that, having regard to all the circumstances, it is in the best interests of the Company to access the Facility, because there is no other suitable source of capital of the quantum necessary available to the Company.

This will result in the issue of Notes and potentially, shares in the Company. For the avoidance of doubt, a fresh Convertible Notes Agreement will be entered into upon obtaining shareholder approval, replacing, updating and extending the previous convertible note arrangements which are in commercial terms identical to these new Notes. The Company seeks shareholder approval to enter into the Convertible Notes Agreement and issue those securities.

Alternatives Explored

The Company has stated that it will at all times attempt to minimise its cost of capital and source fresh equity at the most economically sound and justifiable cost. The Company has in the past 4 months attempted to raise working capital by:

- undertaking a $2.1m placement at 17.5 cents per share. This placement was announced in September 2005 and is not yet complete at the time of this Notice; and
- undertaking a Share Purchase Plan in November 2005. This fundraising had the potential to raise $7.8m but only raised $750,000.

The funds raised from these equity issues have not been sufficient to ensure adequate working capital for the continued development and commercialisation of the Virotarg intellectual property (oncolytic virus technology).

The Directors have considered a realisation of the Company's assets, such as its shares in CBio Limited and Analytica Limited. Although these assets do not represent the Company's core focus, which is development of the Virotarg intellectual property, the Directors have obtained corporate advice that it is unlikely that full value could be extracted from such a sale at this point in time. Furthermore, the Directors have received legal advice that a prospectus may be required in relation to such a sale and the time and cost involved mean these options are not immediately feasible. Consequently the needed funds will not be available in a timely manner.

As such, the Directors do not believe they have access to any other means of equity raising which is timely, on reasonable terms and can assist the Company in its ongoing commercialisation of the Virotarg intellectual property.

EXPLANATORY MEMORANDUM

THE TRANSACTION

The Facility was approved by shareholders on 28 November 2002, to ensure a surety of access to cash for the Company. At the time, the Facility was with Australian Biofund Investments Limited. It was subsequently assigned to Australian Technology Innovation Fund Limited ('ATIF').

The Convertible Notes Agreement will replace and update the prior arrangements, although it is effectively identical to the terms approved by shareholders in 2002. The Agreement will, subject to certain conditions, entitle the Company to require ATIF to subscribe for up to 50 Notes at an issue price of $100,000 per Note. These Notes may be converted to shares in the Company.

Due to the number of shares which may potentially be acquired and the fact that Mr Stephen Jones and Dr Wolf Hanisch are directors of both the Company and ATIF, shareholders' approval is required. Approval is also sought to permit ATIF to assign, novate or otherwise deal with part or the whole of its rights and obligations under the Convertible Notes Agreement and for the Company to execute any related agreement provided the Note Terms are fundamentally the same. This will facilitate funding by external third parties as may be required.

If approved, the securities are required, in accordance with the ASX Listing Rules to be issued within one month after approval by shareholders under Listing Rule 10.11 (if to a related party) and in any event, within three months after approval by shareholders under Listing Rule 7.1.

Consequently, the Company currently intends to draw down a minimum of $2 million, within 1 month from ATIF. The initial draw down of $2 million and immediate exercise of 20 Notes would result in the issuance to ATIF of approximately 15,625,000 shares at 12.8 cents per share based on the current share price of 16.0 cents per share. The actual conversion price is set when Psiron gives notice that it wishes to access the Note. The share price at this time may be substantially higher or lower than the current share price and hence the number of shares that will be issued will vary. This example is based upon the current share price of 16.0 cents as at the date of this Notice and an issue price being 80% of the market price as per the Note terms (see below). This example does not take into account interest and maintenance fee adjustments (see below), as these will not be material in the timeframe. The timing and amount of any subsequent draw downs of the facility will be subject to the capital requirements of the Company. For example, it may be hastened due to unforeseen increases in research and development costs, or reduced to the extent alternative funding can be procured or collaborative relationships can be entered into.

It is not currently possible to determine the number of shares ATIF or any assignee will ultimately acquire under the Convertible Notes Agreement. The maximum number of shares that can be issued is 100 million.

EXPLANATORY MEMORANDUM

The following table illustrates the range of possible outcomes if the Facility where completely drawn down ($5 million) at particular market prices:

ASX Price	20% discount	Issue Price per share	$	Shares to be issued to ATIF	Issued share capital base	ATIF's Existing Interest	ATIF's increased shareholding	ATIF % interest in increased capital base
					161,248,084 (a)	5,030,416	-	3.10%
0.060	20.00%	0.050	5,000,000	100,000,000	261,248,084	5,030,416	105,030,416	40.20%
0.100	20.00%	0.080	5,000,000	62,500,000	223,748,084	5,030,416	67,530,416	30.18%
0.140	20.00%	0.11.2	5,000,000	44,642,857	205,890,941	5,030,416	49,673,273	24.13%
0.160	20.00%	0.128	5,000,000	39,062,500	200,310,584	5,030,416	44,092,916	22.01%
0.180	20.00%	0.144	5,000,000	34,722,222	195,970,306	5,030,416	39,752,638	20.29%
0.250	20.00%	0.200	5,000,000	25,000,000	186,248,084	5,030,416	30,030,416	16.12%

(a) Shares on issue at the date of Notice of Meeting

At today's share price of 16.0 cents ATIF would acquire 19.5% of the voting capital of the Company, if the full $5.0m was drawn down. This would take ATIF's interest in the Company to 22.01%. If the effect of the expected future issue of shares to Virotarg of up to another 18 million shares in connection with the Virotarg Licence Agreement before September 2006 was taken into account then ATIF's holding would be 20.2%.

The maturity date of the Notes issued under the agreement is 3 years from their date of issue. Interest accrues on a daily basis on each Note from its issue date until its maturity date or, if earlier, the day on which that Note is repaid in full or converted. The annual interest rate payable in respect of each Note is the bank bill rate plus 2%. Again subject to the Conditions, the Company may pay the interest on each Note by issuing shares to ATIF. The issue price of any shares issued for payment of interest will be the closing price of the shares on the ASX on the trading day immediately before the relevant interest payment date.

The Company has agreed to pay ATIF an annual maintenance fee on the date ATIF is first issued with any Notes under the Convertible Notes Agreement and on each anniversary of that date. The agreed maintenance fee is 2% of the amount which remains undrawn under the Convertible Notes Agreement as at the date the maintenance fee is payable. Subject to certain conditions, the Company may pay the maintenance fee by issuing shares to ATIF. The issue price of any shares issued for payment of the maintenance fee will be the closing price of the shares on the ASX on the trading day immediately before the day the maintenance fee is due.

Subject to the Conditions (and specific provisions if the Company receives a statutory demand), once issued with a Note, ATIF may give notice to the Company that it requires the Note to be converted into fully paid shares on any specified date prior to the maturity date (3 years from the date of Issue) of the Note to be converted. The number of shares to be issued by the Company on conversion of a Note is calculated by dividing the issue price of the Note (ie $100,000) by the conversion price for that Note, or that amount adjusted for any reconstruction of the Company's capital. The conversion price in respect of a Note is equal to 80% of the closing price of the shares on the ASX on the trading day on which the

company requested to draw down under the facility for that particular Note, except when the price so determined is less then 6 cents and then securities will be issued at 6 cents (the floor price).

The maximum number of shares that ATIF will be entitled to receive under the terms of the Convertible Notes Agreement is 100 million or 38.28% of the voting capital of the Company. Other shareholders in the Company will not be given the opportunity to acquire or dispose of shares under the transaction.

No convertible notes have been issued by the Company under the Facility as at the date of the Notice of Meeting. To the extent (if any) that ATIF advances funds to the Company prior to the Extraordinary General Meeting, the Company undertakes to announce the amount via an ASX announcement and at the meeting. ATIF may, subject to receipt of shareholder approval under Resolution 1 and 2, request the Company to issue Convertible Notes in recognition of the advance which shall be deemed to be given on and under the terms of the Convertible Notes Agreement. Should the Company fail to, or is restricted from, such Convertible Note issue, it shall immediately repay the amount of the advance in cash funds.

The Convertible Notes Agreement contains other terms and conditions and is conditional on the approval of shareholders in the Company in accordance with ASX Listing Rules 7.1 and 10.11 and item 7 in the table in section 611 of the *Corporations Act 2001* ('the Act'). A summary of the Convertible Notes Agreement is contained in Annexure A of this Explanatory Memorandum.

WHY IS SHAREHOLDER APPROVAL NEEDED?

ASX Listing Rule 7.1 approval

Under Listing Rule 7.1, the Company must not issue equity securities in excess of 15% of its issued ordinary securities in a 12 month period, except in certain circumstances. One of those circumstances is where the issue is approved by an ordinary resolution of the holders of its ordinary securities on which no votes are cast by the allottee or its associates.

Since the Notes are convertible into shares, they qualify as 'equity securities' for the purposes of Listing Rule 7.1. In determining whether the 15% threshold will be exceeded for the purposes of Listing Rule 7.1, the Listing Rule looks at the number of shares into which the Notes are convertible, rather than at the number of Notes.

On conversion of the Notes, the issue of shares may be in excess of 15% of the Company's existing share capital. In these circumstances, Listing Rule 7.1 requires the Company to obtain shareholder approval to issue the Notes.

Provided that shareholders approve the issue of the Notes, no further shareholder approval will be required under Listing Rule 7.1 for the issue by the Company of shares on conversion of the Notes.

ASX Listing Rule 10.11 approval

Under Listing Rule 10.11, the Company must not issue or agree to issue equity securities to a 'related party' without the approval of shareholders. Section 228 of the Act provides the applicable definition of a 'related party'. Mr Stephen Jones and Dr Wolf Hanisch are directors of both the Company and ATIF. For the avoidance of doubt, approval is therefore sought under Listing Rule 10.11.

The Non-Associated directors have also had regard to the provisions of Chapter 2E of the Act. Having given consideration to:

- the terms of the Notes;
- the circumstances which the facility was entered into and under which the Company may be required to draw down funds; and
- the absence of suitable alternative funding,

the Non-Associated directors are of the opinion the terms of the facility are reasonable arm's length terms for the purposes of the exception contained in section 210 of the Act.

Corporations Act, section 611, Item 7

The Transaction has the effect that ATIF could potentially increase its voting power in the Company beyond 20%. (If the market price of the Company's shares increase, under the Notes terms ATIF will acquire less than 20%). Should ATIF acquire a relevant interest in excess of 20% it is only permitted to do so within exemptions contained in section 611 of the Act. One such exemption is where shareholder approval is obtained. Item 7 in the table in section 611 of the Act explains the requirements needed to be satisfied to fall within the exemption as follows:

Approval by resolution of target

An acquisition approved previously by a resolution passed at a general meeting of the company in which the acquisition is made, if:

- no votes are cast in favour of the resolution by:

  a) the person proposing to make the acquisition and their associates; or

  b) the persons (if any) from whom the acquisition is to be made and their associates; and

  c) the members of the company were given all information known to the person proposing to make the acquisition or their associates, or known to the company, that was material to the decision on how to vote on the resolution, including:

     (i) the identity of the person proposing to make the acquisition and their associates; and

     (ii) the maximum extent of the increase in that person's voting power in the company that would result from the acquisition; and

     (iii) the voting power that person would have as a result of the acquisition; and

     (iv) the maximum extent of the increase in the voting power of each of that person's associates that would result from the acquisition; and

     (v) the voting power that each of that person's associates would have as a result of the acquisition.

ASIC policy statement 74 also sets out other information which ASIC expects to be provided in order for shareholders to make a fully informed decision.

WHAT MAJORITY OF VOTES IS REQUIRED FOR THE TRANSACTION TO BE APPROVED?

Resolutions 1 and 2 require only an ordinary resolution which is a simple majority of those shareholders present and voting either in person or by proxy at the meeting, either on a show of hands or on a poll if one is called in accordance with applicable requirements.

WHO CAN VOTE ON RESOLUTIONS 1 AND 2 TO APPROVE THE TRANSACTION?

All shareholders can vote other than ATIF and its associates.

INFORMATION REQUIRED PURSUANT TO LISTING RULES 7.3 and 10.13

The information required to be included in this Explanatory Memorandum for the purposes of Resolution 1, pursuant to Listing Rules 7.3 and 10.13, is set out below:

Maximum number of Notes to be issued	50
Issue Price of Notes	$100,000 per Note
Number of Shares to be issued upon conversion	The Notes may be converted to acquire ordinary shares. The relevant number of shares per Note and aggregate maximum number of shares is not currently known. The number of shares issued will be calculated according to the Note terms. The formula effectively requires that shares equating to the dollar value of the Note will be issued upon conversion. The conversion price in respect of a Note is equal to 80% of the closing price of the shares on the ASX on the trading day prior to the date of the notice to subscribe given by the Company. The Company initially intends to drawdown $2 million and the anticipated immediate conversion of the relevant 20 Notes would result in the issuance to ATIF of approximately 15,625,00o ordinary shares at 12.8 cents per share. This example is based upon the current share price of 16.0 cents as at the date of this Notice and an issue price being 80% of the market price as per the Note terms). Interest and maintenance adjustments are not likely to be material in this instance. Where the facility to be fully drawn down ($5 million) at a market price of 6 cents (lowest possible under the Note terms) the maximum possible number of shares to issued would be 100,000,000, representing 38.28% of the voting capital of the Company.
Allottee	ATIF, or assignees from time to time (which must not be related parties)

EXPLANATORY MEMORANDUM

Dates of allotment	Subject to any shareholder approvals which may be necessary in the future, allotment of the Notes may occur progressively over the term of the Convertible Notes Agreement. For the purposes of Listing Rule 10.11, no securities will be allotted later then 1 month after shareholder approval has been given unless it is exempt and further shareholder approval is not required eg. all issues to ATIF. For the purposes of Listing Rule 7.1 no securities will be allotted later then 3 months after shareholder approval has been given unless it is exempt under the 15% rule and further shareholder approval is not required.
Terms of the Notes	The terms of the Notes are set out in the Convertible Notes Agreement, a summary of which is contained in Annexure A to this Explanatory Memorandum.
Intended use of the funds raised	Any funds drawn down are intended to be used for general operating and working capital such as the further development of Virotarg Intellectual Property.

INFORMATION REQUIRED BY CORPORATIONS ACT SECTION 611, ITEM 7 AND ASIC POLICY STATEMENT 74

The information required to be included in this Explanatory Memorandum for the purposes of Resolution 2, pursuant to item 7 of section 611 of the Act, is set out below.

Name of person to whom Notes and Shares will be issued and its associates	The Notes and shares will be issued to ATIF.
Maximum increase in voting power	Assuming no further issues or adjustments to the share capital of the Company, the maximum increase in ATIF's voting power in the Company that would result from the conversion of all of the Notes under the facility and the issue of the shares is 38.28%.
Voting power	Assuming no further issues or adjustments to the share capital of the Company, the maximum voting power ATIF would have as a result of the conversion of all of the Notes under the facility and the issue of the shares is 38.287%.
Maximum increase in voting power of associates	Pursuant to section 10 of the Act Mr Stephen Jones and Dr Hanisch may be deemed associates of ATIF. The maximum increase in each of ATIF's associates' voting power in the Company that would result from the conversion of the Notes and the issue of the shares is 38.28%.
Voting power of associates	The maximum voting power that each of ATIF's associates would have as a result of the conversion of the Notes and the issue of the shares is 40.2%

EXPLANATORY MEMORANDUM

The additional information required to be included in this Explanatory Memorandum for the purposes of Resolution 2, pursuant to ASIC Policy Statement 74, is set out below.

ATIF	ATIF is a Queensland based company that was established to invest in Australian biotechnology companies. ATIF has 4 directors including Mr Stephen Jones and Dr Wolf Hanisch. Mr Stephen Jones and Dr Wolf Hanisch are also directors of the Company. ATIF currently holds 5,030,416 ordinary shares, which equates to 3.1% of the voting capital in the Company. Mr Jones holds 666,666 shares in the Company. Mr Hanisch holds 1,500,000 options in the Company exercisable at 12 cents per share which expire in December 2006. Dr Hanisch does not currently own any shares in the Company.
ATIF's intentions regarding the Company	Completion of the Transaction could result in ATIF having a relevant interest in a maximum of 100 million shares which would give it a maximum voting power of 38.28%. For most practical purposes, this would give ATIF control of the Company. ATIF has informed the Company that it does not intend to become involved in the day to day operations of the Company and that, in particular: • it has no intention to change the business of the Company; • it has no intention to inject capital into the Company, beyond any subscription for Notes pursuant to the Convertible Notes Agreement and any further convertible notes agreement entered into following exercise by the Company of the option to renew referred to in paragraph 1 of Part A of this Explanatory Memorandum; • it has no intention to redeploy the fixed assets of the Company; and • it has no intention to change significantly the financial or dividend policies of the Company.
Terms of the allotment of the Notes and Shares to ATIF	The terms of the proposed allotment of the Notes and shares to ATIF are contained in the Convertible Notes Agreement a summary of which appears in Annexure A to this Explanatory Memorandum.
Are there any other contracts or arrangements that are connected with the Transaction?	There is no other contracts or proposed contracts between the Company and ATIF or any of the Company's associates which is conditional upon, or directly or indirectly dependent on, shareholders' agreement to the Transaction; and there is no proposal whereby any property will be transferred between the Company and

	ATIF or any person associated with any of them. Save that any and all unsecured advances made by ATIF to the Company will be considered as advances under the Convertible Note Facility and treated as though they were Notes issued by the Company to ATIF.
Date of allotment	Subject to any shareholder approvals which may be necessary in the future, allotment of the Notes and the shares will occur progressively over the term of the Convertible Notes Agreement. No securities will be allotted later then 3 months after shareholder approval has been given unless it is exempt under the 15% rule and further shareholder approval is not required.
Reasons for entering into the Transaction	The Company is entering into the Transaction to provide it with the cash resources necessary for it to met its capital requirements. The Directors believe there is no other suitable alternative to the Convertible Notes Agreement.
Interests of Directors	None of the Non-Associated Directors has any interest in the Transaction. Mr S Jones, a director of the Company, has an interest in the Transaction as one of the 4 directors of ATIF and as the holder of 14.0% of the shares in ATIF. Dr W Hanisch, a director of the Company, has an interest in the Transaction as one of the 4 directors of ATIF and as the holder of 13.7% of the shares in ATIF. Mr B Dulhunty, a director of the Company has an interest in the Transaction as the Company Secretary of ATIF and holder of 200,000 options in ATIF
How did the Non-Associated Directors vote in relation to putting the Transaction to shareholders for approval and in relation to the contents of this document?	Each of the Non-Associated Directors voted in favour of putting the Transaction to shareholders for approval and approved the contents of this document. Mr S Jones and Dr W Hanisch have not been involved in Board discussions or voting concerning the Transaction or this document. Mr Bryan Dulhunty did not vote as he acts as Company Secretary for ATIF.
Do the Non-Associated Directors recommend the approval of the Transaction?	Yes. The Non-Associated Directors recommend that shareholders vote in favour of the Transaction. After carefully considering all the aspects of the Transaction, the Non-Associated Directors are of the view that the Transaction is in the best interests of the Company for the reasons set out in the Non- Associated Directors' Report contained in Annexure B to this Explanatory Memorandum.
Non-Associated Directors' Report	A copy of the Non-Associated Directors' Report which contains an analysis of whether the proposal is fair and reasonable is contained in Annexure B to this Explanatory Memorandum.

ADDITIONAL INFORMATION

The Non-Associated Directors are not aware of any information material to the making of a decision concerning the Transaction that has not been set out in this document.

EXPLANATORY MEMORANDUM TO ITEM 3 - APPROVAL OF FUTURE ISSUES UNDER THE VIROTARG LICENCE AGREEMENT

As noted above, ASX Listing Rule 7.1 prohibits a company, except in certain cases, from issuing new shares and options equivalent in number to more than 15% of the number of its securities on issue in any 12 month period, without seeking the prior approval of its shareholders.

By this resolution the Company seeks to obtain shareholder approval for a proposed issue of shares in accordance with the ASX Listing Rules and so as to preserve its ability to issue securities representing up to 15% of the Company's issued capital over the next 12 months without prior approval of members.

On 4 August 2004 the Company informed the market that it had entered into a worldwide licence agreement ('Licence Agreement') with ViroTarg Pty Ltd, ABN 43 097 910 793 ('ViroTarg') and its major shareholders, The University of Newcastle Research Assoc Ltd, ABN 97 000 710 074 ('TUNRA') and SciCapital Pty Limited, ACN 094 561 565 ('SciCapital'). The Licence Agreement relates to the ongoing development of ViroTarg's technology relating to the use of oncolytic viruses (virotherapy) for the treatment of a range of different cancers. Virotherapy uses viruses to target and destroy cancer cells. These viruses are known as "oncolytic viruses". ViroTarg's technology covers use of a "wild type" or naturally-occurring virus, the Coxsackie virus, for potential use as an anticancer treatment. The Coxsackie virus is otherwise associated with the development of the common cold.

Under the Licence Agreement Psiron funds the continuing research and development of the technology being undertaken at the University of Newcastle under Associate Professor Darren Shafren and Dr Richard Barry. The potential therapeutic use of oncolytic viruses in a range of cancers such as melanoma, breast, prostate, ovarian, colorectal and lymphoid is being studied over a 2 year plus research schedule which is due to be completed in August 2006.

This major project has refocussed Psiron an anticancer company. Shareholders approved the initial consideration payable and related issue of shares to Virotarg Pty Ltd and associated parties at the Annual General Meeting held on 18 November 2004 and subsequent issues were ratified and approved at the Annual General Meeting held on 22 November 2005.

The information requirements for shareholder approval under Listing Rule 7.1 are set out in Listing Rule 7.3. In accordance with those requirements the Company advises:

- the Company seeks the approval of shareholders to issue up to 3,000,000 shares upon completion of milestones set out in the Virotarg Licence Agreement: which during the relevant period may include:

  - Proof of Concept in Breast Cancer – shares to be issued 0.5 million
  - Proof of Concept in Prostrate Cancer – shares to be issued 0.5 million
  - Proof of Concept in Ovarian Cancer – shares to be issued 0.5 million
  - CTN approval in Prostrate - shares to be issued 1.5 million

  (As the milestones involve matters of scientific research, there is no guarantee of achieving the milestones, or that they will be achieved in direct progression or a timely manner.)

- the Company shall issue and allot the shares for which approval is sought under this resolution no later than 3 months after the date of this Extraordinary General Meeting;

- the shares shall be issued at the price per share equal to the volume weighted average price for shares in the Company traded on ASX over the 5 business days prior to issue;
- the shares are to be issued to ViroTarg Pty Ltd, or at its direction, to one or more of The University of Newcastle Research Associates Limited (TUNRA), SciCapital Pty Limited or Dr Darren Shafren;
- the shares will rank parri passu with other ordinary shares in the Company and the Company will seek quotation of the shares on ASX;
- the shares are issued as consideration under the Virotarg Licence Agreement, accordingly no additional funds will be raised by the issue of the shares;
- the Company may, but is not obliged to, issue the shares prior to the relevant milestone(s) specified in the Licence Agreement being met. When a specified milestone under the Licence Agreement has been met, the Company must issue and allot the number of shares relevant to that milestone within 10 business days of the milestone having been met.

Under the project plan prepared in connection with the Licence Agreement, the project commenced in late 2004 and is expected to end in August 2006. Accordingly, to the extent required to comply with Listing Rule 7.1, it may be necessary to obtain the further approval/ratification of shareholders to the issue of shares under the Virotarg Licence Agreement.

GLOSSARY

ABIL means Australian Biofund Investments Limited (a company registered in Hong Kong);

ATIF means Australian Technology Innovation Fund Limited ACN 098 694 690 ;

ASIC means the Australian Securities and Investments Commission;

Company means Psiron Limited ABN 12 010 657 351;

Condition shall be interpreted in accordance with the Convertible Notes Agreement, however in summary the conditions are:

(a) the aggregate maximum number of shares from conversion of the Notes and those issued in respect of interest or maintenance payments must not exceed 100 million shares;

(b) the aggregate value of shares issued in respect of interest or maintenance payments must not exceed $2 million in 12 months;

Convertible Notes Agreement means the agreement proposed to be entered into between the Company and a summary of which is contained in Annexure A;

Facility means the Company's convertible note facility to raise up to $5 million, initially approved by shareholders on 28 November 2002 and to be replaced and extended by the Convertible Notes Agreement subject to shareholder approval under Resolution 1 and 2;

Non-Associated Directors means the following directors of the Company - Mr D Feeney and Dr D Shafren;

Note means a convertible note to be issued to ATIF under the terms of the Convertible Notes Agreement and;

Transaction means the proposed subscription by ATIF for up to 50 Notes and the issue to ATIF of up to 100 million shares as provided for in the Convertible Notes Agreement.

ANNEXURE A - Summary of Convertible Notes Agreement

Issuer	Psiron Limited
Noteholder	Australian Technology Innovation Limited
Conditions Precedent	The Convertible Notes Agreement will have no legal force unless and until: (i) the Company's shareholders have approved the issue of the Notes for the purposes of ASX Listing Rule 7.1; (ii) the Company's shareholders have approved the issue of shares under the agreement for the purposes of item 7 of section 611 of the Corporations Act; and (iii) the Company has received all other authorisations necessary for it to issue the Notes.
Requirement to Subscribe	Subject to the conditions precedent and provided that ATIF has given its prior written approval of the purpose for which the Company intends to use the funds raised pursuant to such subscription (such approval not to be unreasonably withheld or delayed), the Company may, from time to time during the term of the agreement, give ATIF a notice to subscribe, which will require ATIF to subscribe for the number of Notes specified by the Company in such notice to subscribe. Each notice to subscribe given to ATIF must require ATIF to subscribe for at least 5 Notes. No securities will be allotted later then 3 months after shareholder approval has been given unless it is exempt under the 15% rule and further shareholder approval is not required.
Issue Price	$100,000 per Note
Maximum Number of Notes to be issued	50
Term	The agreement has a term of 3 years commencing upon execution of the Convertible Notes Agreement.
Maturity Date	The maturity date of the Notes issued under the agreement is 3 years from their date of issue.
Interest	Interest accrues on a daily basis on each Note from its issue date until its maturity date or, if earlier, the day on which that Note is repaid in full or converted. The annual interest rate payable in respect of each Note is the bank bill rate plus 2%. Subject to certain conditions, the Company may pay the interest on each Note by issuing shares to ATIF. The issue price of any shares issued for payment of interest will be the closing price of the shares on the ASX on the trading day immediately before the relevant interest payment date.
Status	The Notes are unsecured debt obligations of the Company.

Conversion	Subject to certain conditions, once issued with a Note, ATIF may give notice to the Company that it requires the Note to be converted, into fully paid shares on any specified date prior to the maturity date of the Note. The number of shares to be issued by the Company on conversion of a Note is calculated by dividing the issue price of the Note (ie $100,000) by the conversion price for that Note, or that amount adjusted for any reconstruction of the Company's capital. The conversion price in respect of a Note is equal to 80% of the closing price of the shares on the ASX on the trading day prior to the date of the notice to subscribe given by the Company to ATIF in respect of the Note except when the price so determined is less than 6 cents and then securities will be issued at 6 cents (the floor price).
Redemption	Unless earlier paid or converted, the Company must repay the issue price in respect of a Note, and any other unpaid amount owed to ATIF in respect of a Note, on the maturity date of that Note.
Early Redemption	Each of these events or circumstances is an early redemption event: (i) if the Company fails to pay any amount that is due and payable by it under the agreement when it is due; (ii) if the Company fails to comply with any of its obligations under the agreement and: (i) ATIF considers that the failure cannot be remedied; or (ii) ATIF considers that the failure can be remedied, and the failure is not remedied within 10 business days after it occurs; or (iii) if a winding up or an insolvency event occurs in respect of the Company.
Voting	The Notes do not confer on ATIF any rights as a shareholder, for example, to receive distributions or to attend or vote at general meetings of the Company.
Maintenance Fee	The Company has agreed to pay ATIF an annual maintenance fee on the date ATIF is first issued with any Notes under the Convertible Notes Agreement and on each anniversary of that date, of 2% of the amount which remains undrawn under the Convertible Notes Agreement as at the date the maintenance fee is payable. Subject to certain conditions, the Company may pay the maintenance fee by issuing shares to ATIF. The issue price of any shares issued for payment of the maintenance fee, will be the closing price of the shares on the ASX on the trading day immediately before the day the maintenance fee is due.
Maximum Number of Shares	Notwithstanding any other provision in the Convertible Notes Agreement, the maximum number of shares to be issued to ATIF under the agreement as a result of: (i) the conversion of the Notes; (ii) the payment of the maintenance fee; and (iii) the payment of interest,

	cannot exceed 100 million. Further, notwithstanding any other provision in the Convertible Notes Agreement, the maximum aggregate issue price of any shares issued to ATIF: (i) in respect of the payment of the maintenance fee; and (ii) in respect of the payment of interest, cannot exceed $2 million in any twelve month period.
Statutory Demand	If the Company receives a statutory demand pursuant to section 459E of the Corporations Act: (i) it must inform ATIF in writing within 24 hours of receipt of such a demand; (ii) the principal sum in respect of all Notes and all other unpaid amounts are immediately due and payable; (iii) the rights of ATIF to require conversion of the Notes are immediately cancelled; (iv) the clauses relating to: the Company's right to require ATIF to subscribe for the Notes; and the adjustments to ATIF's entitlement on conversion as a result of certain corporate actions, are of no further force and effect; and (v) if ATIF gives the Company notice in writing within 5 business days of receiving the notice referred to in (a) above, the Company must appoint a controller specified by ATIF, in relation to the Company's property.
Restrictions	During the term of the agreement, the Company must: (i) not create or permit to exist any encumbrance over any of its assets, other than a permitted encumbrance; (ii) not enter into any arrangement to reconstruct its capital without the prior written approval of ATIF; and (iii) give ATIF a first right of refusal to underwrite any rights issue of shares the Company or any subsidiary of the Company proposes to make.
Change of Control	The Company must notify ATIF in writing within 10 business days (i) of any change in the chief executive officer or chief financial officer of the Company; (ii) of any change in the composition of the board of directors of the Company; or (iii) of any change in shareholding of the Company so that more than 16% of the shares are held by one person (other than ATIF). Following receipt of such a notification, ATIF can elect not to be bound to subscribe for any more Notes.

ANNEXURE B

NON-ASSOCIATED DIRECTORS REPORT ON PROPOSED CONVERTIBLE NOTES AGREEMENT

The Purpose of this Report:

Psiron Ltd ('**Company**') proposes to access the Facility. The Convertible Notes Agreement with Australian Technology Investments Limited ('**ATIF**') provides that, subject to certain conditions, the Company may require ATIF to subscribe for up to 50 Notes at an issue price of $100,000 per Note ($5,000,000).

The Transaction may potentially have the effect that ATIF's voting power in the Company will be greater than 20%. Section 606 (1) of the Corporations Act contains a general prohibition on the acquisition of shares in a company if as a result of the acquisition, any person increases his or her entitlement beyond 20% of all shares in the company.

Section 611 of the Corporations Act contains an exception to the Section 606 (1) prohibition. For an acquisition of shares to fall within the exception, the acquisition must be approved in advance by a resolution passed at a general meeting of the company in which securities will be acquired.

To allow shareholders to form an opinion on the transaction we are pleased to provide shareholders with sufficient information to enable them to assess the merits of the transaction. Much of this information is outlined in the Explanatory Memorandum that forms part of the meeting.

In addition, ASIC Policy Statement 74 also requires that non-associated Directors undertake a detailed examination of the proposal themselves and prepare a report for the non-associated shareholders.

1. THE PURPOSE OF THE PROPOSED TRANSACTION

The Company needs to source additional cash to ensure sufficient working capital is available to fund its ongoing development and commercialisation of the Virotarg intellectual property, which is the Company's core focus and best prospect of achieving a return to shareholders.

Raising new equity capital in the current market has proved difficult for the Company. In the past five months the Company has tried to place $2.1m at 17.5 cents, as well as conducting a Share Purchase Plan that had the potential to raise $7.8m although only raised approximately $750,000.

These fund raising initiatives have not raised sufficient working capital to enable the Company to fund its ongoing development and commercialisation of its intellectual property.

The non-associated Directors note that the Company has explored a number of alternative fundraising options, including realisation of assets such as its holdings in Analytica Limited and CBio Limited, as a means of providing additional cash flow. The non-associated directors have reviewed proposals from the Company's corporate advisors and related legal advice, which give them cause to believe that such a realisation is unlikely to yield appropriate value at this time, as well as the fact there are timing and cost issues that militate against pursuit of such course of action.

2. THE PROPOSED TRANSACTION

The Convertible Notes Agreement provides the Company the right to draw down 50 convertible notes of $100,000 each (totalling $5 million) for a period of 3 years.

The commercial details of the proposal:

- The draw down facility consists of 50 notes of $100,000 (totaling $5 million)
- The term of the agreement is 3 years;
- The conversion price for the notes is the market price less 20% at the time we trigger a draw down. However, at all times the minimum conversion price or floor price is $0.06.

  Example 1: we draw down $1 million in 1 December; the market price is 10 cents that means the conversion price is 8 cents.

  Example 2: we draw down $1 million in 1 December the market price is 5 cents that means the conversion price is 6 cents (minimum conversion price).
- A convertible note has a 3-year term.
- Interest is payable one year in advance, at the bank bill rate plus 2%. Interest will be payable in shares. The issue price of the shares is at the market price of the date the interest is payable.

  Example $1 million draw down at 1 December. Interest is bank bill rate + 2%, assume 7%. Interest payable in advance is $70,000. Share price is 10 cents, which means that we will have to issue 700,000 shares.
- Annual maintenance (clause 16). Annual maintenance is payable on the undrawn portion at 2%, payable annually in advance, again payable in shares at the market price of that date. The annual maintenance is payable as ATIF will have to keep funds available for the Company to call on and as such is limited in what it can do with those funds.

  Example. undrawn portion is $4 million, which means our annual maintenance fee is $80,000, payable in shares at market price, assume 10 cents means 800,000 shares.

Other important sections of the agreement are:

- Psiron can't mortgage any assets / undertakings of the company without prior approval from ATIF.
- ATIF will need to give prior approval of the purpose for each draw down.
- ATIF has first right of refusal to underwrite a rights issue in Psiron or its controlled subsidiaries.
- If Psiron wants to reconstruct its capital, it will need prior approval for the terms and conditions of the reconstruction. If a reconstruction is approved then (subject to no additional benefits being conferred on the Noteholder which are not conferred on Shareholders) the Company must reconstruct the entitlement of the Noteholder under this agreement to be issued fully paid ordinary shares in the capital of the Issuer, in the same proportion as the issued capital of the Issuer is reconstructed.
- Change of management clause. ATIF has the right to cancel the undrawn portion of the facility at its discretion in the event of:
- change of managing director / CEO or finance director / CFO
- change of board members
- change in shareholding, meaning more than 16% of the outstanding capital will be in the hands of one entity.

- If the Issuer receives a statutory demand pursuant to section 459E of the Corporations Act the Principal Sum in respect of all Notes and all other Unpaid Amounts are immediately due and payable and the rights of the Noteholder to require conversion of the Notes are immediately cancelled.
- If the Company fails to pay any amount that is due and payable by it under this agreement when it is due or fails to comply with any of its obligations under this agreement or if a Winding Up or an Insolvency Event occurs the Noteholder may give notice of the Early Redemption Event to the Company and, in that notice, declare that the Principal Sum in respect of all Notes and all other Unpaid Amounts are immediately due and payable.
- The Notes do not confer on the Noteholder any rights as a Shareholder, for example, to receive Distributions or to attend or vote at general meetings of the Company, until such time as the notes have been converted into shares.

If approved a maximum of 100 million new shares could be issued (a combined maximum total for the convertible notes issued, interest payable in shares and the maintenance fee of the undrawn portion payable in shares).

ATIF has indicated that they do not intend to change the nature of the business of the Company.

If approved the issue of securities (in this case the convertible notes) are required by ASX listing rules to be issued within 1 month (Listing Rule 10.11) and three months (Listing Rule 7.1) after approval by shareholders. Due to this the Company intends to draw down a minimum of $2 million in the first month from ATIF.

3. **CONTROL PREMIUM**

A control premium represents the difference between the price, which would have to be paid for a share to which a controlling interest attaches and the price at which a share does not carry with it control of the company could be acquired.

The proposed issue of the Convertible Note may result in a maximum of 100 million shares being issued to ATIF (38.28%) of the Company's issued capital, assuming:

- the facility was fully drawn down on the day the facility became available and interest being paid for the 3-year term of the facility. It is unlikely that this will occur;
- the Company will not issue any further shares in the intervening period; and
- no other options currently on issue will be exercised.

We consider it unlikely that all three assumptions listed above will hold and consequently ATIF may end up with a lower percentage of issued capital.

It is noted that the issue price of shares under the convertible notes are linked to the market price as well as having a minimum subscription price under the facility of 6 cents per share. A review of the share price history for the past 3 months shows that the shares traded on the ASX between a low of 15.5 cents to high of 18.5 cents.

We believe that the market price of the shares is the most appropriate valuation methodology for the Company's shares. Alternative methods of valuation that were examined where Earnings based valuations but as the Company does not have a history of profitable trading, the capitalisation of maintainable earnings is not an appropriate methodology. Similarly net present value of projected cash flows was equally inappropriate, as the Company has experienced negative cash flows over the past 3 years.

Due to the terms of the convertible note facility, it is not possible at this time, to determine how much (if any) of a control premium ATIF will be paying, as the underlying share price of the convertible note is determined by a 20% discount to market price at the time of the draw down subject to a the minimum subscription price of 6 cents.

4. ASSESSMENT AS TO FAIRNESS AND REASONABLENESS

Transaction proceeding

Advantages

- The proceeds from the issue of the Notes will enable the Company to meet its current capital requirements.
- The Convertible Notes will give the Company certainty of funding for the next 12 months, subject to shareholder approval.

Disadvantages

- It is not possible to determine what if any control premium is being paid
- It is not possible to determine the extent of control ATIF will acquire and extent of dilution to other shareholders

Transaction not Proceeding

Advantages

- If the proposed transaction does not proceed then the existing shareholders will retain control of the Company

Disadvantages

- The Company may not succeed in securing an alternative source of funding to meet its capital requirements, this may result in the Company being placed into administration or receivership and its shares suspended by the ASX
- Any alternative source of funding that the Company may obtain in the present circumstances is likely to be on significantly more disadvantageous terms.

CONCLUSIONS

The proposed transaction provides the Company with the cash resources to ensure sufficient working capital is available to fund its ongoing development and commercialisation of its intellectual property

Whilst it is not possible to determine the control premium being paid (if any), after considering the advantages and disadvantages of proceeding or not proceeding with the Proposed Transaction, we Non-Associated Directors consider the proposed facility fair and reasonable to the non-associated shareholders.

Dated 8th March 2006:

Dr Dennis Feeney
Director

Dr Darren Shafren
Director

Psiron Ltd

ABN 12 010 657 351

Appendix 4D

Half Year Report

For the 6 months ended December 2005 (current period)
and the previous corresponding period 6 months ended 31 December 2004

Results for announcement to the market

				$A'000
Revenue from ordinary activities:	Down	94%	to	28
(Loss) from ordinary activities after tax attributable to members:	Up	50%	to	(4,771)
Net (loss) for the period attributable to members:	Up	50%	to	(4,771)

	Current period	Previous corresponding Period
Net tangible asset backing per ordinary security	2.7 cents	6.8 cents
Basic earnings/(loss) per share	(3.3) cents	(3.0) cents

An explanation of the result of the current period are set out in the Directors Report contained in the attached audit reviewed half-year Financial Report.

Full Financial details of the Company are also contained in the attached audit reviewed half-year Financial Report

Dividends: It is not proposed that any dividend will be paid. No dividends were paid in the previous corresponding period.

Psiron Limited

ABN 12 010 657 351

HALF-YEAR FINANCIAL REPORT

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

Corporate Information

Directors

Mr. Stephen Jones: Executive Chairman
Mr. Bryan Dulhunty: Non Executive Director
Dr. Dennis Feeney: Non Executive Director
Dr. Wolf Hanisch: Non Executive Director
Assoc. Professor Darren Shafren: Non Executive Director

Company Secretary

Bryan Dulhunty

Registered and Principal Office

Level 1 82 Waterloo Road
North Ryde Sydney 2113

Auditors

Bentleys MRI, Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

Link Market Services Ltd
300 Queen Street
Brisbane QLD 4000
Ph: (07) 3228 4219

Web site

www.psiron.com

Contact Information

Ph: (02) 9889-1200
Fax: (02) 9889-1288

Chairman's Address

Dear Investor,

The Company's report to you of the period under review discloses in summary that:

- A Phase 1 Clinical trial of the anti-cancer drug CAVATAK was commenced in 3 Stage 4 melanoma patients at Newcastle in NSW;
- A PC3 Production suite was fitted out and commissioned and produced CAVATAK to the GMP like standards required by Regulatory Authorities for Phase 1 Clinical Trials in humans;
- Additional compliant production related facilities were leased at the ANU in Canberra which combined with the PC3 facility allows the company to manufacture Clinical trial quantities of CAVATAK;
- The Company's CEO and CFO both left the Company and Ms Nutting resigned as a director of the Company. I wish her well for the future.
- The Company employed Dr Stephen Lambros and brought him to Australia to be the Company's full time Chief Medical Officer;
- The Company has embarked on a programme which is focussed at the development of a more efficient commercial method of production CAVATAK; and
- and commenced manufacture of CAVATAK using a new production host. CAVATAK is being produced in sufficient quantity to satisfy the needs of 2 Phase 1 Clinical Trials planned for completion in Calender 2006. The first trial production needs will be completed by end March 2006.

It is the Company's programme to commence by June 2006 at least 1 Phase 1 Clinical trial in up to 15 patients suffering stage 4 melanoma, Unlike the Three (3) Patient study at UON , this trial will seek to establish safety and the effect on tumours at a range of different doses.

The Company will also seek to do the ground work for the trial in humans at the Phase 1 level in patients with prostate cancer.

Shortly you will receive a Notice of Meeting when the directors will put to you a funding plan for approval under which Australian Technology Innovation Fund Limited will purchase up to $5 million of Convertible Notes from the Company to enable the Company to continue its business as a developing anti-cancer biotech.

Yours sincerely

Mr Stephen Jones
Executive Chairman

Directors' Report

Your directors' submit their report for the half-year ended 31 December 2005.

DIRECTORS

The names of the directors of the company in office during the half-year and until the date of this report are:

Mr. Stephen Jones: Executive Chairman
Mr. Bryan Dulhunty: Non Executive Director
Dr. Dennis Feeney: Non Executive Director
Dr. Wolf Hanisch: Non Executive Director
Assoc. Professor Darren Shafren: Non Executive Director

Ms. Julie Nutting: Chief Executive Officer and Director (resigned 1 Feb 2006)

RESULTS AND DIVIDENDS

The loss after tax of the company for the half-year was $4,771,297 (prior period loss of $3,175,592)

No dividend was proposed or paid.

REVIEW OF OPERATIONS

The principal activity of the Company in the half year under review has been the commencement of a 3 person Phase 1 clinical trial in humans suffering Stage 4 melanoma.

As well the company continued to fund research at the University of Newcastle (UON) into aspects of virotherapy preparing for 2 human clinical trails in humans (Melanoma and Prostrate Cancer) and developing the necessary analytical support for increased clinical trial activity in up to 21 patients.

Further investment was made in a PC3 facility in which to produce the anti-cancer agents at UON and at the Australian National University to enable quantities of GMP Code like anti-cancer agents compliant with the Regulatory Authorities requirements for use in Phase 1 Clinical Trials.

During the period under review the Company's CEO and CFO left the Company.

During the half year, Psiron raised $2.1m by a placement of shares to professional investors and completed a Share Purchase Plan which raised $729,000.

The Company continues as a Loss maker losing $4.8 million in the period under review. Shareholders may contemplate that losses will continue to increase with the acceleration of investment expenditure on the virotarg anti-cancer project. These expenditures though by nature investments in R and D have been expensed as they are incurred. This includes patent and other IP creation expenses.

Directors' Report continued

The Balance Sheet of the Company for the period July to December 2005 shows that Net Equity decreased from $8.7 million to $ 6.3 million in the period under review.

The directors now disclose the current status of the Company's investments other than the Virotherapy business.

Analytica Ltd

Psiron owns 26.7% of the outstanding capital of Analytica. This Company had continued to develop the prototype for its retractable syringe technology and its Auto-burette (Constant flow device) . The Company signed a Heads of Agreement with the Chinese Medical device Company Linyang in preparation for the forming of a Hong Kong based incorporated Joint Venture named Analytica Linyang Limited. This joint venture will market Analytica's products into world markets.

CBio Ltd

Psiron owns 5% of CBio Limited. CBio is completing Phase IIa studies of its drug XTOLL in multiple sclerosis, rheumatoid arthritis and Psoriasis. Recent Share sales of CBio were made at $3.00 per share thus the current value (unaudited) of the Company's investment in CBio is $3.6 million. CBio is in active discussions with major pharmas and expects to complete a transaction shortly.

Sorafin

The Company has signed 4 CDA's with major pharmas and is hoping to conclude a transaction in the USA in the near future.

InJet Digital Aerosols Limited (IDAL)

Psiron owns 45% of the outstanding capital of IDAL

Adoption of Australian Equivalents to IFRS

This interim financial report has been prepared under Australian equivalents to IFRS. A reconciliation of differences between previous GAAP and Australian equivalents to IFRS has been included in Note 2 of this report.

Auditor's Independence Declaration

A statement of independence has been provided by our auditors, Bentleys MRI, Chartered Accountants and is included at page 20.

Signed in accordance with a resolution of directors

Mr Stephen Jones
Executive Chairman
Sydney Date: 8th March 2006

Condensed Income Statement

for the half-year ended 31 December 2005

	Notes	December 2005 $	December 2004 $
Revenues from Ordinary Activities			
Interest from other persons/corporations		18,839	58,246
Other income		9,065	12,360
Sales revenue		-	418,719
		27,904	489,325
Expenses from Ordinary Activities			
Research and development		(1,327,374)	(817,032)
Amortisation of intellectual property		(1,094,830)	(874,521)
Employee costs		(705,023)	(320,269)
Administration expenses		(672,293)	(1,566,452)
Depreciation expense		(85,234)	(39,090)
Share based payments		(46,000)	(1,058,000)
Share of net losses of associates accounted for using the equity method		(868,447)	(33,099)
		(4,799,201)	(4,708,463)
(Loss) before income tax		(4,771,297)	(4,219,138)
Income tax expense		-	-
Loss after income tax		(4,771,297)	(4,219,138)
Profit for the period attributable to minority interest		-	1,043,546
(Loss) attributable to members of Psiron Ltd		(4,771,297)	(3,175,592)
Basic earnings/(loss) per share (cents per share)		(3.3 cents)	(3.0 cents)
Diluted earnings/(loss) per share (cents per share)		(3.0 cents)	(2.9 cents)

The accompanying notes form part of these financial statements

Condensed Balance Sheet

for the half-year ended 31 December 2005

	Notes	December 2005 $	June 2005 $
ASSETS			
Current Assets			
Cash and cash equivalents		965,506	1,407,774
Trade and other receivables	3	266,593	447,819
Total Current Assets		1,232,099	1,855,593
Non-Current Assets			
Plant and equipment		654,950	664,666
Investments	4	2,794,638	3,658,086
Intangible assets	5	2,190,883	2,901,713
Other receivables		56,298	56,298
Total Non-Current Assets		5,696,769	7,280,763
TOTAL ASSETS		6,928,868	9,136,356
LIABILITIES			
Current Liabilities			
Trade and other payables	6	473,026	365,789
Provisions		66,775	67,369
Total Current Liabilities		539,801	433,158
TOTAL LIABILITES		539,801	433,158
NET ASSETS		6,389,067	8,703,198
EQUITY			
Issued capital	7	28,314,716	25,903,550
Reserves		1,104,000	1,058,000
Accumulated losses		(23,029,649)	(18,258,352)
TOTAL EQUITY		6,389,067	8,703,198

The accompanying notes form part of these financial statements.

Condensed Statement of Changes in Equity

for the half-year ended 31 December 2005

	$ Share Capital	$ Accumulated losses	$ Reserves	$ Total
Balance at 1-7-2004	16,209,985	(12,787,937)	-	3,422,048
Loss for period	-	(3,175,592)	-	(3,175,592)
Share based expense	-	-	1,058,000	1,058,000
Accumulated losses no longer consolidated	-	1,484,655	-	1,484,655
Issue of share capital	7,845,445	-	-	7,845,445
Exercise of Options	81,360	-	-	81,360
Cost of capital raising	(311,048)	-	-	(311,048)
Balance at 31-12-2004	23,825,742	(14,478,874)	1,058,000	10,404,868
Balance at 1-7-2005	25,903,550	(18,258,352)	1,058,000	8,703,198
Loss for period	-	(4,771,297)	-	(4,771,297)
Share based expense	-	-	46,000	46,000
Issue of share capital	2,428,758	-	-	2,428,758
Cost of capital raising	(106,592)	-	-	(106,592)
Exercise of Options	89,000	-	-	89,000
Balance at 31-12-2005	28,314,716	(23,029,649)	1,104,000	6,389,067

The accompanying notes form part of these financial statements

Condensed Cash Flow Statement

for the half-year ended 31 December 2005

	Notes	December 2005 $	December 2004 $
Cash flows from/(used in) operating activities			
Receipts from customers		6,598	491,652
Payments to suppliers and employees		(1,504,704)	(1,481,012)
Research Costs		(1,152,107)	(1,547,923)
Interest received		19,124	58,246
Net cash used in operating activities		(2,631,089)	(2,479,037)
Cash flows from/(used in) investing activities			
Purchase of Plant and equipment		(75,518)	(208,372)
Non-current security deposit		22,831	(57,265)
Investment in associated company			
- Analytica Ltd		(5,000)	-
- CBio		-	(600,000)
Investment in non-listed entity			
- InJet Digital Aerosols Inc		-	(124,200)
Purchase of Intellectual Property		-	(1,060,000)
Disposal of controlled entity (cash balance)		-	(1,270,761)
Net cash (used) in investing activities		(57,687)	(3,320,598)
Cash flows from/(used in) financing activities			
Proceeds from Share Issues		2,053,758	7,422,778
Proceeds from unallotted shares		192,750	459,301
Cost of fund raising		-	(311,048)
Net cash provided by financing activities		2,246,508	7,571,031
Net increase/(decrease) in cash held		(442,268)	1,771,396
Cash at beginning of the financial period		1,407,774	2,037,412
Cash at the end of the financial period		965,506	3,808,808

The accompanying notes form part of these financial statements

Notes to the financial statements

for the half-year ended 31 December 2005

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial statements are a general-purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 134 Interim Financial Reporting, Urgent Issues Group Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year financial report should be read in conjunction with the Annual Financial Report of Psiron Limited as at 30 June 2005. It is recommended that the half-year financial report be considered together with any public announcements made by Psiron Limited during the half-year ended 31 December 2005 in accordance with the continuous disclosure obligations rising under the Corporations Act 2001.

As this is the first interim financial report prepared under Australian equivalents to IFRS, the accounting policies applied are inconsistent with those applied in the 30 June 2005 annual report as this report was presented under the previous Australian GAAP. Accordingly, a summary of the significant accounting policies under the Australian equivalents to IFRS has been included below. A reconciliation of equity and profit and loss between previous GAAP and Australian equivalents to IFRS has been prepared and is set out in Note 2.

The half-year report does not include full disclosure of the type normally included in an annual financial report.

Going Concern

The financial report for the half-year ended 31 December 2005 is prepared on a going concern basis.

The company's forward cash-flow projections require the company to raise additional funds to continue to fund its research and development activities. To source the required funds the company will shortly commence, subject to shareholder approval, drawing down on the convertible note facility it has in place with Australian Technology Innovation Funds Limited.

This facility provides for access to $5m. If additional funding is needed the Company is also if required able to realise its investments or it may be able to raise additional funds from the equity markets.

The directors believe they have access to sufficient funds to satisfy creditors as and when they fall due.

However if forecast costs and revenues are not meet then company may be unable to continue as a going concern. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

Notes to the financial statements

for the half-year ended 31 December 2005 continued

Accounting Policies

a) Cash

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and bank overdrafts.

b) Financial Instruments

Recognition:

Financial Instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial Assets at fair value through profit and loss:

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirement of AASB139. Recognition and Measurement of Financial Instruments. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

c) Impairment of Assets

At each reporting date the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

d) Plant and Equipment

Each class of plant and equipment is carried at cost less depreciation and impairment losses.

Notes to the financial statements

for the half-year ended 31 December 2005 continued

Note 1 d) Plant and Equipment continued

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from those losses. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their current values in determining recoverable amounts.

Depreciation is provided on a straight-line basis on all plant and equipment. The major depreciation periods are:

Computer Equipment:	2-3 years
Furniture & Fittings	5 years

The assets residual value and useful lives are reviewed and adjusted if appropriate at each balance sheet date.

An assets carrying value is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposal are determined by comparing proceeds with the carrying amounts. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

e) Intangibles

Intellectual Property: Patents are recognised at the cost of acquisition. Patents have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents are amortised over their useful lives of 20 years. Amounts incurred in acquiring and extending patents are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

f) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts that are expected to be paid when the liability is settled, plus non related on-costs. Employee benefits payable later than one year have been measured at the present value of expected future cash outflows to be made for those benefits.

g) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

Notes to the financial statements

for the half-year ended 31 December 2005 continued

h) Revenue Recognition

Revenue from the sale of goods is recognised when goods are delivered to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established.

Revenue from the rendering of a service is recognised upon the delivery of services.

All revenue is stated net of the amount of goods and services tax (GST).

i) Research and Development Expenditure

Amounts incurred on research and development activities are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

j) Income Taxes

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except when it relates to items that may be credited directly to equity in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

Notes to the financial statements

for the half-year ended 31 December 2005 continued

k) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.

Receivables and Payables in the balance sheet are shown inclusive of GST.

Cash flows are included in the Cash Flow Statement on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

l) Comparative Figures

Where required by Accounting Standards comparative information has been adjusted to conform with changes in presentation for the current year.

2. FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

a) Reconciliation of Equity and Profit and Loss as at 1 July 2004

The first-time adoption of Australian Equivalents to International Financial Reporting Standards has not resulted in any changes to the financial statements or financial results as at 1 July 2004.

b) Reconciliation of Equity and Profit and Loss for the half-year 31 December 2004 and for the year ended 30 June 2005

The first-time adoption of Australian Equivalents to International Financial Reporting Standards has only resulted in one change to the financial statements and financial results. As a result of the issue of options on 18 November 2004 the company has now recorded a share based cost. No other adjustments were required in the period 1 January 2005 to 30 June 2005.

Reconciliation of Equity	**$**
Total Equity under AGAAP – 30 June 2005	8,703,198
Option Reserve increases as a result of the Recognition of Share based expense on options issued on 18 November 2004	1,058,000
Accumulated losses increase as a result of the Recognition of Share based expenses on options issued on 18 November 2004	(1,058,000)
Total Equity under AIFRS – 30 June 2005	8,703,198

Reconciliation of Profit and Loss	
Loss after tax as previously reported	5,897,070
Recognition of share based expense on options issued on issued on 18 November 2004	1,058,000
Loss after tax under AIFRS	6,955,070

Notes to the financial statements

for the half-year ended 31 December 2005 continued

	December 2005 $	June 2005 $
3. RECEIVABLES – CURRENT		
Prepayments	146,283	329,446
Other debtors	120,310	118,373
	266,593	447,819

	December 2005 $	June 2005 $
4. INVESTMENTS		
(a) Investment in unlisted entity – Cbio Limited	1,200,000	1,200,000
Investment in equity accounted associates		
- InJet Digital Aerosols	43,981	116,786
- Analytica Limited	1,550,657	2,341,300
	2,794,638	3,658,086
(b) INVESTMENTS accounted for using the equity method		
IDAL 45.34% ownership interest		
Share of associate's net loss after tax	(58,762)	(31,357)
Prior year shortfall carried forward	(31,357)	-
Share of Net Loss	(90,119)	(31,357)
Carrying amount of investment		
Balance at beginning of year	116,786	148,143
Share of loss to extent of carrying value	(58,762)	(31,357)
Share of loss on dilution of investment	(14,043)	-
Carrying amount of investment at end of period	43,981	116,786

Notes to the financial statements

for the half-year ended 31 December 2005 continued

	December 2005 $	June 2005 $
4. INVESTMENTS continued		
Share of associate's assets and liabilities		
Current Assets	66,697	118,617
Non-current assets	225	873
Current Liabilities	(22,941)	(17,518)
Net Assets	43,981	101,972
Accumulated losses attributable to associate		
Balance at beginning of year	(383,214)	(351,857)
Share of associates losses for period	(58,762)	(31,357)
Balance at end of period	(441,976)	(383,214)
ANALYTICA 26.67% ownership interest		
Share of associate's net loss after tax	(795,643)	(608,700)
Share of Net Loss	(795,643)	(608,700)
ANALYTICA 26.67% ownership interest continued		
Carrying amount of investment		
Balance at beginning of year	2,341,300	2,950,000
New Investment	5,000	-
Share of loss to extent of carrying value	(795,643)	(608,700)
Carrying amount of investment at end of period	1,550,657	2,341,300

The market value of shares in Analytica using the closing price of the shares at 31 December 2005 of 3.6 cents was $1,654,147.

Notes to the financial statements

for the half-year ended 31 December 2005 continued

	December 2005 $	June 2005 $
4. INVESTMENTS continued		
Share of associate's assets and liabilities		
Current Assets	133,322	311,415
Non-current assets	37,895	616,517
Current Liabilities	(51,520)	(63,083)
Net Assets	119,697	864,849
Accumulated losses attributable to associate		
Balance at beginning of year	(608,700)	-
Share of associates losses for period	(795,643)	(608,700)
Balance at end of period	(1,404,343)	(608,700)
5. INTANGIBLE ASSETS		
Intellectual Property – Virotarg Licence	2,190,883	2,901,713
Movement in Intangibles		
Opening balance at 1 July	3,769,600	-
Cash payment in accordance with licence agreement	-	3,000,000
Issue of shares on meeting milestones in accordance with licence agreement: Issued on 26 August 2005 and 25 November 2005)	384,000	769,600
Closing cost at end of period	4,153,600	3,769,600
Accumulated amortisation	(1,962,717)	(867,887)
Net carrying value at end of period	2,190,883	2,901,713

Notes to the financial statements

for the half-year ended 31 December 2005 continued

	December 2005 $	June 2005 $
6. TRADE AND OTHER PAYABLES		
Trade creditors	146,196	142,916
Shares to be issued	112,750	-
Other payables	214,080	222,873
	473,026	365,789

7. ISSUED CAPITAL

	December 2005 $	June 2005 $
Ordinary Shares – Issued and fully paid	28,314,716	25,903,550

Movements in ordinary shares on issue	Number	December 2005 $
At 1 July 2005	143,239,825	25,903,550
Virotarg licence allotment	2,000,000	384,000
Options exercised	741,666	89,000
Placement of shares at 17.5 cents	7,520,934	1,316,144
Share Purchase Plan allotment at 17.5 cents	4,163,511	728,614
Costs of capital raising	-	(106,592)
At 31 December 2005	157,665,936	28,314,716

Options

	December 2005	June 2005
- Unlisted option issued under the Employee share plan	1,570,000	1,470,000
- Other unlisted options	13,050,000	14,841,666
	14,620,000	16,311,666

Movements in Options	
Balance at the beginning 1 July 2005	16,311,666
Options issued under the ESOP	100,000
Other options issued	450,000
Other Options exercised	(741,666)
Other options that lapsed	(1,500,000)
Balance at 31 December 2005	14,620,000

Notes to the financial statements

for the half-year ended 31 December 2005 continued

8. SEGMENT INFORMATION

In the current reporting period the Company operates only in Australia and develops and commercialises intellectual property. In the previous half-year period, the company consolidated the results of a subsidiary for 5 months. On 1 December 2004 due to change in control this subsidiary was deconconsolidated.

Industry Segment	Diagnostics		Corporate		Consolidated	
	31 Dec 2005 $	**31 Dec 2004 $**	**31 Dec 2005 $**	**31 Dec 2004 $**	**31 Dec 2005 $**	**31 Dec 2004 $**
Operating revenue						
Sales to customers	-	418,719	-	-	-	418,719
Other	-	12,776	27,904	57,830	27,904	70,606
Total Revenue	-	431,495	27,904	57,830	27,904	489,325
Expenses						
Operating expenses	-	(852,305)	(1,327,374)	(1,907,352)	(1,327,374)	(2,759,657)
Significant items - equity accounted loss	-	-	(868,447)	(33,099)	(868,447)	(33,099)
- amortisation of IP	-	(812,500)	(1,094,830)	(62,021)	(1,094,830)	(874,521)
- R and D costs	-	(224,156)	(1,508,550)	(817,032)	(1,508,550)	(1,041,188)
Total Expenses	-	(1,888,961)	(4,799,201)	(2,819,504)	(4,799,201)	(4,708,463)
Segment Result	-	(1,457,466)	(4,771,297)	(2,761,674)	(4,771,297)	(4,219,138)
Segment Assets	-	-	6,928,868	11,222,242	6,928,868	11,222,242
Segment Liabilities	-	-	539,801	871,374	539,801	871,344
Ordinary operating expenses are after charging depreciation and amortisation	-	833,449	1,180,064	80,162	1,180,064	913,611
Assets acquired	-	-	75,518	198,669	75,518	198,669

Notes to the financial statements

for the half-year ended 31 December 2005 continued

9. SUBSEQUENT EVENTS

The Company has announced that it would access funds, subject to shareholder approval, under the $5m convertible note facility provided by Australian Technology Innovation Fund Limited . This facility was put in place with shareholder approval in November 2002.

On the 1st February 2006, the CEO and CFO resigned.

Other than above and as set out in the directors report review of operations section, there have not been any matters or circumstances that have arisen since the end of the period, that have significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in financial years after the half-year period.

Directors' Declaration

The directors of the Company declare that:

(1) the financial statements and notes, as set out on pages 4 to 18:

(a) comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations, and

(b) give a true and fair view of the company's financial position as at 31 December 2005 and the performance for the half-year ended on that date.

(2) subject to the comments in Note 1 regarding going concern, in the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors

Mr Stephen Jones
Chairman

Sydney
Date: 8th March 2006

PSIRON LIMITED AND ITS CONTROLLED ENTITIES

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF PSIRON LIMITED

I declare that, to the best of my knowledge and belief, during the half year ended 31 December 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

Bentleys MRI
Brisbane Partnership
Chartered Accountants

R J Forbes
Partner

8 March 2006

Brisbane

INDEPENDENT REVIEW REPORT

TO THE MEMBERS OF PSIRON LIMITED

Scope

We have reviewed the financial report of Psiron Limited for the half-year ended 31 December 2005 consisting of the Condensed Income Statement, Condensed Balance Sheet, Condensed Statement of Changes in Equity, Condensed Cash Flow Statement, Notes to the Financial Statements and the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the Company's financial position and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the relevant regulatory authorities.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the Company's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Psiron Limited and its consolidated entities is not in accordance with:

a) the Corporations Act 2001 including:

   i) giving a true and fair view of the Company's financial position as at 31 December 2005 and of its performance for the half-year ended on that date;

   ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of matters described in Note 1 there is significant uncertainty whether Psiron Limited will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Bentleys MRI
Brisbane Partnership
Chartered Accountants

RJ Forbes
Partner

8 March 2006


psiron
innovation in bioscience



ASX Release: 28th February 2006

SORAFIN UPDATE

Dr Stephen Lambros, Chief Medical Officer of Psiron Ltd. will be at the American Academy of Dermatology Annual meeting in San Francisco on March 4th 2006. He will be presenting the results of the recently completed Phase II trial of Sorafin AD in patients with Atopic Dermatitis (eczema).

Dr Lambros states: "Recently the Atopic Dermatitis market place has become fragmented with the FDA requiring two popular non steroidal cream prescription drugs to carry a significant warning label, and subsequent demotion of these to second line therapy. These prescription medications belong to the class of drugs called Calcineurin Inhibitors, and they had achieved significant market share gains over the last few years, as they are effective at treating Atopic Dermatitis".

Steroid creams are first line therapy, and are also quite effective for Atopic Dermatitis, but may cause "thinning of the skin" with regular use, and potential hormonal imbalances due to systemic absorption of the steroid into the blood stream.

The phase II Sorafin results are interesting, in light of these recent developments, to the pharma industry. Sorafin may be effective at treating Atopic Dermatitis while reducing the concentration of steroid required to achieve a satisfactory result. This may result in reduced side effects. More clinical trials are required to further assess Sorafin AD.

Our phase II trial results combined with the pre-clinical studies are encouraging. Psiron is currently seeking a partner that will continue clinical development of the Sorafin technology in both Atopic Dermatitis and Psoriasis indications.

Stephen Jones
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1268 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


psiron
innovation in bioscience


SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
WASH. D.C.
209
SECTION

ASX Release: 10th February 2006

Commencement of Dr Stephen Lambros as Chief Medical Officer of Psiron

I am delighted to advise that Dr Lambros has arrived from North America and taken up his duties as Chief Medical Officer of Psiron Limited.

Dr Lambros will initially focus on:

- the completion of the Phase 1 trial in melanoma at Newcastle.
- the design and implementation of the Phase 1 dose escalation trial for melanoma.
- the design Phase 1 trials in Prostate cancer and Breast cancer using Cavatak.
- the design of a phase 1 trial for Echovirus type 1 in Ovarian cancer and .
- working with Dr Shafren organize the basic research plan for the company.

Australian Technology Innovation Fund Limited have agreed to fund advances to meet the Company's needs, whilst the Company seeks shareholder approval to avail itself of the Convertible Note

Stephen Jones
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


psiron
innovation in bioscience

ASX Release: 6th February 2006

PSIRON'S BUSINESS AND FUNDING PLANS

It has come to the Boards attention, and as a result, of the recent departures of the CEO and CFO, that there is some concern in the market about the ability of the Company to fund its business plans.

I advise that the Company has adopted a new direction in its approach to the Clinical trials in humans of its CAVATAK™ anti cancer drug.

This direction has been provided by Dr's Hanisch, Feeney and Shafren and has resulted in the appointment of Dr Stephen Lambros (who participated in the redesigned Clinical trial) to the position of Chief Medical Officer of Psiron. Dr Lambros will be in direct charge of the Company's Clinical trials.

Dr Lambros will arrive in Australia from North America on 8 February to take up his full time role at the Company.

The results of the foregoing have been a reduction by about 50% of the previously planned costs of completing the Clinical Development Programme for 2006 without limiting the outcomes in prospect of the programme.

Australian Technology Innovation Fund Limited (ATIF) has agreed to the Company accessing the $5 million Convertible Note Facility (subject to shareholders approving its use) which if fully drawn and having regard to cash at hand in Psiron, will be sufficient to meet the Company's Cash needs in 2006 and beyond.

The Company's plans include:

- a revised and more appropriate Clinical Trial Protocol and Investigators Brochure will be lodged with an Ethics committee for a Phase 1 Clinical Trial in humans the end point dose of which will be the assessed full therapeutic dose of the drug. At these increased dosing levels, we expect to observe some clinical efficacy, as evidenced by tumour reduction. This redesigned trial will target malignant melanoma in 12-15 subjects.
- there is the distinct possibility of early phase trials being conducted in Ovarian and Prostate Cancers in the period to which I refer.
- the existing Clinical Trial underway on 3 patients at Newcastle will be permitted to continue to its conclusion, which is anticipated in the near future.
- the out-licensing of the Sorafin drug in the USA shortly.
- the collaboration with a world recognised cancer institute in the USA in the development of a virotherapy treatment for multiple myeloma.

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

These activities as described above and others are fully funded. In addition, the Company is anticipating a substantial return from one of its investments in the next few months, which will significantly, positively impact cash, and add to the Company's anticipated year-end surplus.

Stephen Jones
Executive Chairman


SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
WASH, D.C.
209
SECTION

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Psiron Ltd**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Julie Nutting
Date of last notice	7 December 2005
Date that director ceased to be director	1 February 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,500,000 unlisted options with an exercise price of 12 cent expiring 18 Nov 06 1,000,000 unlisted options with an exercise price of 30 cents expiring 18 Nov 09 1,000,000 unlisted options with an exercise price of 40cents expiring 18 Nov 09

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
SubTech International Pty Ltd Superannuation Fund	110,000 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	


psiron
innovation in bioscience

ASX Release 1st February 2006

Board and Management Changes

I report to the market pursuant to Listing Rule 3.12 concerning Continuous Disclosure as follows:

- The appointment of Dr Stephen Lambros as Chief Medical Officer effective today, to assist the Cavatak clinical trial program
- The resignation of Ms Julie Nutting as both CEO and Director of Psiron Ltd effective today
- The resignation of Mr Greg Williams as CFO effective today and
- Australian Technology Innovation Fund Limited has agreed to support the Company's financial future by providing funding under the existing convertible note facility.

The day-to-day management of the company will be assumed by Mr Stephen Jones, Executive Chairman.

Stephen Jones
Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
WASH, D.C.
209
SECTION

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Psiron Limited

ABN

12 010 657 351

Quarter ended ("current quarter")

31 December 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(353)	(678)
		(b) advertising and marketing	-	-
		(c) research and development	(685)	(1,152)
		(d) leased assets	-	-
		(e) other working capital	(350)	(826)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		10	25
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		**(1,378)**	**(2,631)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,378)**	**(2,631)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	(5)	(5)
	(c) intellectual property	-	-
	(d) physical non-current assets	(7)	(76)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e)other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material) rental security deposit	-	23
	Net investing cash flows	(12)	(58)
1.14	**Total operating and investing cash flows**	**(1,390)**	**(2,689)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,622	2,247
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	1,622	2,247
	Net increase (decrease) in cash held	**232**	**(442)**
1.21	Cash at beginning of quarter/year to date	734	1,408
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**966**	**966**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	208
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	5,000	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	966	734
4.2	Deposits at call		
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	966	734

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed..Date: 30 January 2006.
(Director)

Print name: Bryan Dulhunty..

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Analytica Limited

ACN/ARSN: 006 464 866

1. Details of substantial holder(1)

Name: Psiron Limited

ACN/ARSN (if applicable): 010 657 351

There was a change in the interests of the substantial holder on: 9 / 12 / 05

The previous notice was given to the company on: 13 / 5 / 04

The previous notice was dated: 13 / 5 / 04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD	45,823,530	28.2%	45,948,530	26.7%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
9/12/05	Psiron Limited	Take up of rights under a share purchase plan	$5,000	Ord 125,000	125,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Psiron Limited	Psiron Limited	Psiron	Direct ownership)	45,948,530	45,948,530

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
-	-

6. Addresses

The addresses of persons named in this form are:

Name	Address
Psiron Limited	Level 1 82 Waterloo Road North Ryde 2113
	A

Signature

print name Bryan Dulhunty capacity Company Secretary

sign here Original signed date 21 / 01 / 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.


RECEIVED
SEP 15 2006
WASH. D.C.
209
SECTION

ule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	PSIRON LTD
ABN	12 010 657 351

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Stephen Jones
Date of last notice	1 July 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct		
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.			
Date of change	29 December 2005		
No. of securities held prior to change		Ord shares	Unlisted Options
	Direct	233,334	916,666
	Indirect	-	-
Class	Unlisted options and Ordinary shares		
Number acquired	666,666 ordinary shares		
Number disposed	217,500 ordinary shares 666,666 unlisted options converted to ord shares. 250,000 unlisted options lapsed		
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Cost of acquisition $80,000 Proceeds on disposal $38,063		

+ See chapter 19 for defined terms.

No. of securities held after change		Ord shares	Unlisted Options
	Direct	682,500	-
	Indirect	-	-
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Conversion on unlisted options into ordinary shares and lapsing of options on expiry. On market sale of existing holding of shares		

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.


SEC MAIL
PROCESSING
RECEIVED
SEP 15 2006
WASH, D.C.
209
SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,163,511
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – existing class

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	17.5 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares are being issued on close of Share Purchase Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Ordinary shares 22 December 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	156,999,270	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,966,666 1,470,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	4,163,511
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Allotment of shares on close of share purchase plan

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
156,999,270	ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original Signed ....Date: 22 December 2005
(Director/Company secretary)

Print name: Bryan Dulhunty ....

Attachment A

Unquoted Options

A schedule of all options and their exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	2009	$0.200	200,000
Various employees	2010	$0.200	100,000
			1,470,000
Other Options			
Mr S Jones	31 Dec 2005	$0.110	916,666
IJong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
Mr Greg Williams	1 Aug 2010	25c, 35c, 45c	450,000
			13,966,666

+


psiron
innovation in bioscience



ASX Release 21st December 2005

PSIRON'S CAVATAK™ RECEIVES ORPHAN DRUG DESIGNATION FROM THE FDA:

Psiron Limited (ASX: PSX) today announced that it has received orphan drug designation from the U.S. Food and Drug Administration (FDA) for its lead oncolytic virus Cavatak™ (coxsackievirus A21) for the treatment of stage II (T4), stage III and Stage IV melanoma.

Psiron's strategy is to pursue an aggressive timeline to advance Cavatak™ to the market within 3-5 years. This will be achieved by targeting orphan drug indications such as melanoma. Orphan drug status is a useful method for compressing the clinical development timeframe from 5-9 years down to as little as 2-3 years. Other benefits include: market protection upon registration (7 years against generic products), a reduction in clinical data required for product registration, tax incentives and reduced filing fees.

In granting orphan drug status for Cavatak™, the FDA is essentially acknowledging Cavatak's potential ability to improve the currently low survival rate of metastatic melanoma.

"Receiving orphan drug designation for Cavatak™ is an important step forward in Psiron's mission to expedite the clinical development program of Cavatak™ said Julie Nutting, Psiron's CEO. "Orphan drug designation has the potential to markedly reduce Cavatak's drug registration timeframe and ultimately time to market."

In addition to the potential benefits of orphan drug designation, targeting melanoma will allow Psiron the opportunity to apply to the FDA for "Fast Track" review once Cavatak's clinical program is further advanced.

Cavatak™ is currently in Phase 1 studies.

For further information contact

Ms Julie Nutting
CEO
PSIRON LTD
TEL: 61 2 9889 1200

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,525,077
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – existing class

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	500,000 on allotment of shares resulting from the meeting of virotherapy milestones announced to the market of 26 August 3,950,077 on placement at 17.5 cents 75,000 12 cent options converted
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	500,000 Ordinary shares issued on milestones being achieved in the anti cancer Virotherapy project. 3,950,077 shares issued at 17.5 to provide working capital. 75,000 12 cent options converted
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Ordinary shares 12 December 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
152,835,759	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,966,666 1,470,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	4,525,077
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Allotment of shares

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
152,835,759	ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original Signed ....Date: 16 December 2005
(Director/Company secretary)

Print name: Bryan Dulhunty ....

Attachment A

Unquoted Options

A schedule of all options and there exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	2009	$0.200	200,000
Various employees	2010	$0.200	100,000
			1,470,000
Other Options			
Mr S Jones	31 Dec 2005	$0.110	916,666
IJong Pty Ltd	18 Nov 2006	$0.120	1,500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.045	500,000
Perfume Only (Tiger Trust)	6 Dec 2006	$0.165	500,000
DFCT Pty Ltd	6 Dec 2006	$0.105	500,000
DFCT Pty Ltd	6 Dec 2006	$0.165	500,000
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2006	$0.120	1,500,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
Mr Greg Williams	1 Aug 2010	25c, 35c, 45c	450,000
			13,966,666